02026192

P.E. 12/31/01

RKSHIRE BANK

...shire Hills Bancorp, Inc.

ANNUAL REPORT

Overview

Berkshire Hills Bancorp, Inc., publicly traded on the American Stock Exchange (AMEX) under the symbol "BHL," is the holding company for Berkshire Bank, a Massachusetts full service financial institution founded in 1846. Through its subsidiaries, Gold Leaf Insurance Agency and Gold Leaf Investment Services, Berkshire Bank offers access to a full range of insurance and investment products in addition to operating 11 banking offices in Western Massachusetts.

Company Profile

Berkshire Hills Bancorp, Inc. (AMEX: BHL), headquartered in Pittsfield, Massachusetts, is the holding company for Berkshire Bank. Berkshire Hills Bancorp, Inc. was established in June 2000 with the conversion of Berkshire Bank's mutual holding company, Berkshire Bancorp, to stock form. In the conversion, Berkshire Hills Bancorp, Inc. sold 7,105,334 shares of common stock at a price of $10.00 per share, providing net proceeds of $68.4 million.

Through its subsidiary Berkshire Bank, Berkshire Hills Bancorp, Inc. offers diversified financial services, including deposit, loan, investment, and insurance products, in addition to asset management/trust services. Established in 1846, Berkshire Bank is one of Massachusetts' oldest and largest independent banks and is the largest banking institution based in Western Massachusetts. The bank is headquartered in Pittsfield, Massachusetts with 11 full service branch offices and 16 ATMs serving communities throughout Berkshire County.

Executive Officers



James A. Cunningham, Jr.
President, Chief Executive Officer



Michael P. Daly
Executive Vice President



Charles F. Plungis, Jr.
Senior Vice President, Treasurer & Chief Financial Officer



Susan M. Santora
Executive Vice President



Robert A. Wells
Chairman

Board of Directors

Thomas O. Andrews – *President and Chief Executive Officer of H. S. Andrews Insurance Agency, Inc.*

James A. Cunningham, Jr. – *President and Chief Executive Officer of the Company and Bank.*

Thomas R. Dawson – *Self-employed Certified Public Accountant.*

Henry D. Granger – *Owner of Northeast Technical Associates, Inc.*

A. Allen Gray – *Vice President and General Counsel of General Dynamics Defense Systems, Inc.*

John Kittredge – *Retired Vice President of Crane and Company, Inc.*

Peter J. Lafayette – *President of Berkshire Housing Development Corporation.*

Edward G. McCormick – *Managing partner of the law firm of McCormick, Murtagh, Marcus & Smith.*

Catherine B. Miller – *Former partner and Vice President of Wheeler & Taylor, Inc.*

Michael G. Miller – *President of South Mountain Products.*

Raymond B. Murray, III – *President and co-owner of Ray Murray, Inc.*

Louis J. Oggiani – *General Practice Attorney.*

Robert S. Raser – *Account Executive with the Windsor Marketing Group.*

Corydon L. Thurston – *Executive Vice President and Chief Operating Officer of Berkshire Broadcasting Co., Inc.*

Ann H. Trabulsi – *Community volunteer serving on various not-for-profit boards.*

Robert A. Wells – *Chairman of the Board of the Company and Bank.*

William E. Williams – *President of W. E. Williams Paving, Inc.*

Anne Everest Wojtkowski – *Professor of Engineering at Berkshire Community College.*

To our Shareholders:



It is not possible to reflect back on the past year without immediately thinking about the events of September 11, 2001. So many individuals, families and businesses were impacted by the terrorist acts. Certainly there has been no event in my lifetime that's had a greater impact on our country. However, our country has proven to be very resilient. The event has galvanized the American spirit, which is a source of great optimism. One example that serves to motivate and encourage me relates to our good friends at Sandler O'Neill and Partners, L.P. This investment banking company, located in the World Trade Center, lost a significant number of very fine people on September 11th. However, dealing with the emotional realities of the loss of so many friends and co-workers, the company was committed to and focused on honoring those individuals by rebuilding the company. I know the individuals leading that charge will not accept anything less than total success. There are many such stories of dedication and commitment playing out across America, which is what makes this country so grand.

2001 proved to be a challenging year for Berkshire Hills Bancorp, Inc. and its subsidiaries, particularly given the fact that this was our first full year as a public company. We were tested by the Federal Reserve's eleven interest rate reductions, together with an economy slipping into a recession. However, I believe our financial performance, a full discussion of which you will find further in this report, shows we were up to the challenge.

Because our balance sheet shows a strong concentration in loans, more specifically commercial and consumer loans, which carry more risk than residential real estate loans, asset quality is very important to us. Entering 2001, we knew the possibility existed that we could experience a softening economy, which could lead to asset quality concerns. We developed certain initiatives to improve our risk management systems, particularly in the consumer loan area, and in the commercial loan area as well. Furthermore, we purposely began to limit the overall growth of the consumer indirect automobile portfolio as well as restricting growth of lower quality credits. As the year progressed and the recession became more pronounced, together with the impact of September 11th, we did experience increased delinquency and charge-offs, particularly in the indirect automobile portfolio. However, the changes we implemented served to mitigate the effect. Going forward, we believe these initiatives and strategies will continue to help us offset the risks of a protracted recession, should that occur. Obviously, the strategy will negatively impact loan growth, but we believe improving the credit quality of the auto loan portfolio is much more prudent.

Our Company, like most financial services companies, operates in a highly competitive environment. In order to build shareholder value, we need to enhance the value of our franchise. We have to differentiate ourselves from our competition and we believe the best way to do that is through providing exceptional customer service. We are extremely proud of our staff, who work very hard day in and day out to deliver exceptional customer service. During 2001, we utilized technology to further enhance our capabilities. For example, we implemented an in-house check imaging system that allows the bank to capture an image of every check and paper transaction handled by the bank at a rate of more than 400 items per minute. These images are immediately available to all customer service staff throughout the organization, thus enabling them to provide copies for customers directly from their desktop computers. We also developed alternative methods for customers to receive their monthly statements. Today, customers can have their statements automatically sent to their e-mail address or receive them via CD-ROM. Our Internet banking products for consumer and commercial customers, "BerkshireBank@Home" and "BerkshireBank@Work" have proven to be very popular. We know that "Internet banking" products are not for everyone nor will they replace all traditional delivery channels. However, these products do have appeal to a small but growing segment of our customer base and they do lend critical support to our endeavor to provide exceptional customer service.

Speaking of technology, on June 29, 2001, our Company, through its wholly-owned subsidiary Berkshire Hills Technology, Inc., purchased a controlling interest in EastPoint Technologies, LLC, which on the same date acquired all of the domestic operations and service contracts of M&I EastPoint Technology, Inc., Bedford, New Hampshire, a software and data processing provider for financial institutions as well as substantially all of the operations and service contracts of Preferred Financial Systems, Inc., Arden Hills, Minnesota, a data processing service provider which utilized the EastPoint system. We are excited about our investment in this company and believe that EastPoint Technologies, LLC can be a significant contributor to our non-interest revenue.

As we move forward, we are focused on managing the risks and opportunities that our newly-changed world will present. I believe our employees deserve a tremendous amount of recognition for their hard work and ability to adapt to the rapid pace of change that shows no signs of diminishing. We intend to continue enhancing products and services for our customers while working to improve operating efficiency. Ultimately, we expect our efforts will create ever-increasing value for Berkshire's constituencies: our customers, our employees, our shareholders and everyone who lives and works in this wonderful place we call home; the Berkshires.

James A. Cunningham, Jr.
President & Chief Executive Officer

(Dollars in thousands, except per share data) *At December 31*

Selected Operating Data	**2001**	**2000**	**1999**
Net interest income	$42,236	$37,550	$31,546
Provision for loan loss	7,175	3,170	3,030
Non-interest income	10,548	4,746	4,298
Other non-interest expense	32,349	32,184	25,196
Net income	8,911	4,582	5,623
Selected Financial Data			
Total assets	$1,030,701	$1,011,340	$841,651
Loans receivable, net	791,920	783,405	665,554
Deposits	742,729	729,594	680,767
Federal Home Loan advances	133,964	101,386	58,928
Shareholders' equity	139,323	161,322	88,352
Performance Ratios for the Year Ended			
Return on average assets	.86%	.49%	.69%
Return on average shareholders' equity	5.74%	3.72%	6.51%
Net interest spread	3.55%	3.40%	3.50%
Net interest margin	4.35%	4.25%	4.13%
Efficiency ratio	61.60%	76.86%	71.27%
Asset Quality Ratios			
Non-performing loans to total loans	.34%	.36%	.42%
Non-performing assets to total assets	.26%	.29%	.36%
Allowance for loan losses to non-performing loans	408.36%	356.08%	300.39%
Allowance for loan losses to total loans	1.37%	1.29%	1.27%
Per Share Data			
Earnings per share	$1.42	$.70*	N/A
Book value at period end	$21.68	$21.02	N/A
Market price at period end	$20.25	$15.75	N/A

*Basic and diluted earnings for 2000 were $0.70 per common share from July 1 to December 31, 2000.

Berkshire Bank is an independent, full service community bank committed to being the "financial institution of choice" for the people and businesses in Berkshire County, Massachusetts and neighboring communities. Throughout the years, we have remained true to our mission of delivering exceptional customer service, providing financial and non-profit leadership in our communities, and supporting a well-trained and highly motivated staff. We value and respect our customers and maintain an environment in which customers will want to bank and employees will want to work.

Our Mission

As an independent, financial services organization, we will strive to meet and exceed the expectations of our customers, provide financial support and leadership in our communities, and foster a well-trained and motivated staff.

Creating a "Financial Partner for Life"

There is no secret to keeping a customer for life. We simply strive to meet and exceed their expectations in the delivery of quality financial services and products. We believe our exceptional customer service separates us from the competition. And, if we've done our job properly, we'll open customers' first savings accounts; assist them with checking and debit cards; be there when they buy cars; celebrate when they buy their first homes; and protect and secure their retirements. And, hopefully, begin that circle again with their children and grandchildren.



Internet Banking Customers



Steven J. Dalton, Regional Branch Officer, visits Undermountain Elementary School

Our People

Our historical success as a financial institution and our reputation as a good employer and community leader have helped us attract and retain our exceptional management and employee team. We implemented an Employee Stock Ownership Plan (ESOP) to enable our workforce to participate in the overall success of the Company, to align our staff with our shareholder's interests, and ultimately increase the overall effectiveness of our workforce.



Melissa A. Joyce, Branch Officer, Sheffield Office

Retail Banking Services

Berkshire Bank continues to be the dominant financial institution in our market area, with more than 57,000 households and a 27% deposit market share in Berkshire County, Massachusetts. For both new and established customers, our goal is to deepen and broaden profitable relationships over time.

Convenience and Accessibility

Berkshire Bank has extended its commitment to making banking convenient for our customers. Our retail franchise includes 11 full service branches and 16 ATMs throughout Berkshire County. Thirty years after first opening its doors in Pittsfield's Allendale Shopping Center, we celebrated the re-opening of our new freestanding branch office. The new facility features two drive-up windows, a 24-hour drive-up ATM, and an updated lobby with an insurance/investment area to serve our customers better.

Our Customer Service Commitment

Consumers will feel that we are responsive to their individual needs, know that they have received special treatment from someone who respects them and cares, and will trust our advice today and in the future.





Old Town Hall Office



Allendale Shopping Center Office

The Old Town Hall Office interior renovations, which compliment the original 1832 exterior of the building, were completed providing improved convenience, comfort, and privacy while maintaining the beauty and historic significance of the colonial era building. The Old Town Hall office remodeling efforts expanded the bank's customer service area by more than 1,000 square feet, adding a new reception area, three private offices, and a new six-station teller line.

We have responded to the need to provide multiple delivery channels for our customers. Technology continues to transform the way our customers bank. We now provide faster, easier, and more convenient access to their money and account information while meeting their desire for personal service. During 2001, we successfully introduced our retail Internet banking solution, BerkshireBank@Home, which enables customers to access their accounts, make transfers between accounts, pay bills, and create custom reports from the privacy and comfort of their home or office. In addition, e-banking customers can now keep up-to-date every month with their statements delivered automatically over the Internet and utilize CD-ROM Account Reconciliation for easy storage and management of their statements for a month, quarter, or an entire year.


BerkshireBank

You've got e-statements

Keeping customers up-to-date every month with statements delivered automatically over the Internet.



CD-ROM Account Reconciliation

For easy storage and management of statements for a month, quarter, or an entire year.

We added more functionality and content to our web site, www.berkshirebank.com. Visitors now have access to Investor Relations information, the ability to request insurance quotes and perform online investment trading, in addition to using retail and business Internet banking applications. As we continue to use technology to enhance our product offerings, we remain committed to providing the same personal, high quality service that our customers demand and deserve.


1832
BerkshireBank
Berkshire Bank@ Home
www.

Old Town Hall Office

Berkshire Bank continues to be the commercial banking leader in Berkshire County. Solid relationships managed by experienced professionals are key to our success in providing a full range of commercial banking services to meet the needs of companies and government entities operating in Berkshire County and surrounding areas. We have the resources, staffing, and experience that allow us to be responsive to the financial requirements of commercial enterprises regardless of size, business structure, or market served. Our commercial officers are committed to responsiveness and local decision making and take the time to understand the needs of the business community and the marketplace. In 2001, our commercial loan volume to area businesses totaled $103 million in new loans. And, our Government Banking area provided 51 cities, towns, school districts and fire districts in Berkshire, Bennington, Hampshire, and Hamden counties with various banking services including a total of $15.5 million in bonds and revenue anticipation notes.


HERRINGTON'

Bruce J. Marzotto, Vice President, Commercial Services, meets with Richard Herrington and Jeffrey Carpenter of Ed Herrington, Inc.



John O'Brien and Robert Keegan, Crescent Creamery

During the past year, we enhanced our commercial Internet banking product by including the ability to integrate with various accounting packages, adding wire transfer capabilities and improved site navigation. In addition, commercial e-banking customers can now keep up-to-date every month with their statements delivered automatically over the Internet and utilize CD-ROM Account Reconciliation, with a built-in research function, for easy storage and management of statements for a month, quarter, or an entire year. Now with just a few clicks of a mouse, commercial customers can bank online without leaving their offices.

Extremely low market interest rates helped facilitate the origination of over $40 million in mortgages in 2001, of which approximately 33% were sold in the secondary market. Berkshire Bank offers a wide variety of flexible mortgage programs including fixed rate, adjustable rate, construction, and government sponsored mortgage programs for the home buyer, backed by a commitment of personal service.

Outstanding CRA

Berkshire Bank has maintained an "outstanding" CRA rating from the FDIC and the Massachusetts Division of Banks, reflecting its ongoing commitment to those in the communities it serves.


First Time Home Buyer

First Time Home Buyer programs offer expanded eligibility criteria, low down payment options and flexible credit standards to make qualifying easier. Pre-approved programs enable home buyers to narrow the search and strengthen their purchase offers with the confidence of knowing how much they can afford with a credit commitment. The wide variety of mortgage products, competitive rates, and personal service makes us a leading lender in our market area.

Maintaining an "outstanding" rating by both the Federal Deposit Insurance Corporation (FDIC) and the Massachusetts Division of Banks for its Community Reinvestment Act (CRA) activities has been a goal of management that has been realized. We feel strongly that our role as a community bank is to reinvest in the community. Berkshire Bank displays a strong responsiveness to community credit needs through lending, investments, and services. This rating is based on the bank's performance in the areas of small business lending, flexible consumer loan programs (designed to reach low and moderate-income borrowers), the willingness of its officers and directors to lend their technical expertise to address economic and affordable housing development, and the availability of the bank's retail services to all sectors of the market area.

Berkshire Bank offers comprehensive wealth management services to individuals and institutions in Berkshire County and beyond. The staff of senior financial professionals, including two Certified Financial Planners, provides investment management, fiduciary, and financial planning expertise to clients. With a focus on the client's relationship and objectives, a comprehensive investment strategy is created and implemented by local staff to achieve individual goals. In addition to money management, this group coordinates Private Banking services, providing clients with a full array of financial capabilities from a single source. With a consistent and demonstrated approach to portfolio management, the group is well positioned to grow its business. The Asset Management/Trust Group managed assets of over $265 million as of December 31, 2001 and generated fee income of $1.8 million during the year.

> **Increasing Fee-Based Business**
>
> Enhancing earnings by growing fee-based business through the continued development of our Asset Management/Trust services, and the introduction of our insurance and investment subsidiaries, is part of our goal of being a full-service financial services provider.


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GOLD LEAF INVESTMENT SERVICES

INVESTMENT SERVICES

In 2001, our subsidiary, Gold Leaf Investment Services, Inc., was formed by an alliance with UVEST Investment Services, member NASD/SIPC, a broker/dealer. This action enabled us to expand our product line to include a full range of securities brokerage services, including financial planning, professional money management, stocks, bonds, annuities, and mutual funds.

These products are available at any office of Berkshire Bank.

GOLD LEAF INVESTMENT SOLUTIONS

INSURANCE

Since 1908, Berkshire Bank has been an issuer of Savings Bank Life Insurance. We have taken advantage of expanded insurance opportunities through the establishment of our subsidiary, Gold Leaf Insurance Agency, Inc., to provide a wide array of insurance products, including auto, home, business, and life coverage designed to meet our customers' needs.

GOLD LEAF INSURANCE SOLUTIONS

Taking a leadership role in the community means investing in the people and programs that will improve the quality of life in our communities for years to come. With the conversion of the bank from its mutual to stock ownership structure in June 2000, the Berkshire Hills Foundation was established and received 568,427 shares of common stock. The Berkshire Hills Foundation and the Greater Berkshire Foundation, Inc. are permanent charitable endowments dedicated to enhancing the quality of life in the bank's service-area where the bank has done business since 1846.


Berkshire Museum
Robert A. Wells Gardens and Universal Access at the Berkshire Museum

With assets of $13.2 million (as of December 31, 2001), the combined efforts of these Foundations have made contributions and grants to community-based organizations totaling $1,039,580 during the last year. These contributions reflect the values of our organization by supporting education, human services, and the arts. For example, last year the Foundations provided funding for the Berkshire South Community Center and the Westside Neighborhood Resource Center making our communities a better place to live. Funding for the Berkshire South Community Center assisted in the construction of a 38,000 square foot youth center, including an auditorium, meeting rooms, and an aquatic center. The financial support provided to the Westside Neighborhood Resource Center will help sustain programs and activities that foster pride in this neighborhood.

Making a Difference in our Community

Funding for The Robert A. Wells Gardens and Universal Access at the Berkshire Museum (named for Berkshire Bank's chairman and long-time Museum board member, who uses a wheelchair) provides access for everyone, from people in wheelchairs to families with small children and special-needs groups. Designed by Great Barrington landscape architects, Okerstrom-Lang, Ltd., it received a 2001 Best Accessible Design Award from the Massachusetts Architectural Access Board.

# of Banking and ATM Locations


Berkshire County
Massachusetts


North Adams
1
Pittsfield
2
4
3
6
5
7
8
9
Lenox
10
West Stockbridge
11
Stockbridge
Lee
12
13
Great Barrington
15
14
16
Sheffield
17

1. 37 Main Street*
North Adams, MA 01247

2. 24 North Street*
Pittsfield, MA 01201

3. 43 East Street
Old Town Hall Office
Pittsfield, MA 01201

4. Allendale Shopping Center*
39 Cheshire Road
Pittsfield, MA 01201

5. 165 Elm Street*
Pittsfield, MA 01201

6. 66 West Street*
Pittsfield, MA 01201

7. Berkshire Community College* (ATM Only)
1350 West Street
Pittsfield, MA 01201

8. Guido's Fresh Marketplace* (ATM Only)
1020 South Street
Pittsfield, MA 01201

9. Berkshire Eagle Building* (ATM Only)
75 South Church Street
Pittsfield, MA 01201

10. Tanglewood* (ATM Only)
297 West Street
Lenox, MA 01240

11. 2 Depot Street*
West Stockbridge, MA 01266

12. 32 Main Street*
Stockbridge, MA 01262

13. 1 Park Street*
Lee, MA 01238

14. 244 Main Street*
Great Barrington, MA 01230

15. Guido's Fresh Marketplace* (ATM Only)
760 Main Street
Great Barrington, MA 01230

16. 255 Stockbridge Road*
Great Barrington, MA 01230

17. 103 North Main Street*
Sheffield, MA 01257

*ATM Locations

Berkshire County

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________

Commission File Number: 1-15781

BERKSHIRE HILLS BANCORP, INC.

(Exact name of registrant as specified in its charter)

Delaware	04-3510455
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
24 North Street, Pittsfield, Massachusetts	01201
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (413) 443-5601
Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
Common Stock, par value $0.01 per share	American Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of the Form 10-K or any amendment to this Form 10-K. [X]

The aggregate market value of the voting and non-voting common equity held by non-affiliates was $126,632,488 based upon the closing price of $21.97 as listed on the American Stock Exchange on March 11, 2002. Solely for purposes of this calculation, the shares held by the directors and officers of the registrant are deemed to be held by affiliates.

As of March 11, 2002, the registrant had 6,273,740 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of Proxy Statement for the Annual Meeting of Stockholders. (Part III)

Part I

Part II

Part III

Part IV

PART I

ITEM 1. BUSINESS

General

Berkshire Hills Bancorp, Inc. (the "Company" or "Berkshire Hills"), a Delaware corporation, was organized in January 2000 for the purpose of becoming the holding company for Berkshire Bank (the "Bank") upon the conversion of the Bank's former parent holding company, Berkshire Bancorp, from the mutual to stock form of organization (the "Conversion"). The Conversion was completed on June 27, 2000. In connection with the Conversion, the Company sold 7,105,334 shares of its common stock, par value $0.01 per share (the "Common Stock") at a purchase price of $10 per share to depositors of the Bank in a subscription offering. In addition, the Company issued an additional 568,427 shares, representing 8% of the shares sold in the subscription offering, to Berkshire Hills Foundation, a charitable foundation established by the Bank. The Company owns all of the outstanding shares of the Bank. The Company has no significant liabilities. Management of the Company and the Bank are substantially similar and the Company neither owns nor leases any property, but instead uses the premises, equipment and furniture of the Bank. Accordingly, the information set forth in this report, including the consolidated financial statements and related financial data, relates primarily to the Bank.

Berkshire Bank is the product of the May 1, 1997 merger of Berkshire County Savings Bank and Great Barrington Savings Bank, which at the time of the merger were the two largest banks headquartered in Berkshire County. The Bank is regulated by the Massachusetts Division of Banks and the Federal Deposit Insurance Corporation (the "FDIC"). The Bank's deposits are insured to the maximum allowable amount by the Bank Insurance Fund (the "BIF") of the FDIC and the Depositors Insurance Fund (the "DIF"). Berkshire Bank has been a member of the Federal Home Loan Bank System since 1973.

Berkshire Bank is a community bank that accepts retail deposits from the general public in the areas surrounding its 11 full service banking offices and uses those funds, together with funds generated from operations and borrowings, to originate residential mortgage loans, commercial business and real estate loans and consumer loans, primarily indirect automobile loans. Berkshire Bank primarily holds the loans that it originates for investment, but occasionally sells some of its loans, including automobile and fixed-rate mortgage loans, in the secondary market. In 2001, automobile loans were sold with servicing rights retained while fixed-rate mortgages were sold with servicing rights released. Berkshire Bank also invests in U.S. Government and agency securities, mortgage- and asset-backed securities, including real estate mortgage investment conduits and collateralized mortgage obligations, debt and equity securities and other permissible investments. Berkshire Bank's revenues are derived principally from the generation of interest and fees on loans originated and, to a lesser extent, interest and dividends on its investment securities. Berkshire Bank's primary sources of funds are deposits, principal and interest payments on loans and securities and advances from the Federal Home Loan Bank of Boston.

Market Area

Berkshire Bank is headquartered in Pittsfield, Massachusetts, in Berkshire County. Berkshire Bank's primary deposit gathering and lending areas are concentrated in the communities surrounding its 11 full service banking offices located in Berkshire County. However, Berkshire Bank also makes loans throughout western Massachusetts, northern Connecticut, eastern New York and southern Vermont.

Berkshire County, the western-most county in Massachusetts, is approximately two and one-half hours from both Boston and New York City. Berkshire County borders Vermont, Connecticut and New York. Berkshire County has experienced a shift in its economy as manufacturing jobs have been replaced with service related jobs, primarily in tourism, social service and health care. Other than Berkshire Bank, the major employers in the area include Berkshire Life Insurance Company of America, Crane & Company, GE Plastics, Kay Bee Toys, Berkshire Health Systems, General Dynamics Defense Systems, Mead Corporation and several institutions of higher education.

Competition

The Bank faces intense competition for the attraction of deposits and origination of loans in its primary market area. Berkshire Bank's most direct competition for deposits comes from one large credit union in the area, which has a competitive advantage as credit unions do not have to pay state or federal taxes. Additionally, Berkshire Bank faces competition for deposits from several commercial and savings banks operating in its primary market area and, to a lesser extent, from other financial institutions, such as brokerage firms and insurance companies. While these entities continue to provide a source of competition for deposits, Berkshire Bank increasingly faces significant competition for deposits from the mutual fund industry as customers seek alternative sources of investment for their funds. Berkshire Bank also faces significant competition for investors' funds due to their direct purchase of short-term money market securities and other corporate and government securities. Berkshire Bank faces competition for loans from the significant number of traditional financial institutions, primarily savings banks and commercial banks in its market area, as well as the mortgage companies and mortgage brokers operating in its primary market area. The increase of Internet accessible financial institutions which solicit deposits and originate loans on a nationwide basis also increases competition for Berkshire Bank's customers. Additionally, competition has increased as a result of regulatory actions and legislative changes, most notably the enactment of the Gramm-Leach-Bliley Act of 1999. These changes have eased restrictions on interstate banking and the entrance into the financial services market by non-depository and non-traditional financial services providers, including insurance companies, securities brokerage and underwriting firms and specialty financial services companies (such as Internet-based providers).

Lending Activities

General. The types of loans that Berkshire Bank may originate are limited by federal and state laws and regulations. Interest rates charged by Berkshire Bank on loans are affected principally by Berkshire Bank's current asset/liability strategy, the demand for such loans, the supply of money available for lending purposes and the rates offered by competitors. These factors, in turn, are affected by general and economic conditions, monetary policies of the federal government, including the Federal Reserve Board, legislative tax policies and governmental budgetary matters.

Loan Portfolio Analysis. The following table sets forth the composition of Berkshire Bank's loan portfolio in dollar amounts and as a percentage of the portfolio at the dates indicated.

	At December 31,									
	2001		2000		1999		1998		1997	
	Amount	**Percent of Total**	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
	(Dollars in thousands)									
Real estate loans:										
One- to four-family	**$240,852**	**29.99%**	$249,440	31.44%	$245,240	36.39%	$220,612	36.36%	$202,305	40.64%
Commercial	**84,741**	**10.55**	63,871	8.05	46,419	6.89	51,598	8.50	41,267	8.29
Multi-family	**13,183**	**1.65**	15,699	1.98	14,793	2.20	15,393	2.54	14,740	2.96
Construction	**22,936**	**2.86**	14,290	1.80	12,534	1.86	12,821	2.11	11,531	2.32
Total real estate loans	**361,712**	**45.05**	343,300	43.27	318,986	47.34	300,424	49.51	269,843	54.21
Consumer loans:										
Home equity lines of credit	**34,439**	**4.29**	34,471	4.34	33,168	4.92	31,628	5.21	25,801	5.18
Automobile	**215,964**	**26.90**	230,648	29.08	164,862	24.46	134,616	22.19	84,979	17.07
Other	**20,640**	**2.56**	18,014	2.27	10,706	1.59	5,933	0.98	5,889	1.18
Total consumer loans	**271,043**	**33.75**	283,133	35.69	208,736	30.97	172,177	28.38	116,669	23.43
Commercial loans	**170,230**	**21.20**	166,956	21.04	146,196	21.69	134,115	22.11	111,372	22.36
Total loans	**802,985**	**100.00%**	793,389	100.00%	673,918	100.00%	606,716	100.00%	497,884	100.00%
Net deferred loan origination costs (fees)	**172**		232		170		44		(63)	
Unamortized discount on purchased loans	**(203)**		—		—		—		—	
Allowance for loan losses	**(11,034)**		(10,216)		(8,534)		(7,589)		(6,078)	
Total loans, net	**$791,920**		$783,405		$665,554		$599,171		$491,743	

One- to Four-Family Real Estate Loans. One of Berkshire Bank's primary lending activities is to originate loans secured by one- to four-family residences located in its primary market area. At December 31, 2001, $240.9 million, or 30.0%, of Berkshire Bank's total loans consisted of one- to four-family mortgage loans. Of the one- to four-family loans outstanding at that date, approximately 37% were fixed-rate mortgage loans and approximately 63% were adjustable-rate loans.

Berkshire Bank originates fixed-rate fully amortizing loans with maturities of 15, 20 and 30 years. Management establishes the loan interest rates based on market conditions. Berkshire Bank offers mortgage loans that conform to Fannie Mae and Freddie Mac guidelines, as well as jumbo loans, which presently are loans in amounts over $300,700. Berkshire Bank generally originates loans for its own portfolio, but in 2001, entered into an agreement to sell newly originated fixed-rate loans to a third party. The determination of whether to sell loans is determined periodically by management in response to changes in prevailing market interest rates and liquidity needs.

Berkshire Bank also currently offers adjustable-rate mortgage loans, with an interest rate based on the one year, three year or five year Constant Maturity Treasury index, which adjust every one, three or five years from the outset of the loan or which adjust annually after a seven or ten year initial fixed period and with terms of up to 30 years. Interest rate adjustments on such loans range from 2% to 5% during any adjustment period and are limited to no more than 6% over the life of the loan. All of Berkshire Bank's adjustable-rate mortgages are originated at an interest rate below the fully indexed rate on adjustable-rate mortgages. At December 31, 2001, the initial discounted rate on these loans was 25 to 150 basis points below the current fully indexed rate. Generally, these loans will begin to reprice towards their fully indexed rate on their next review date.

Adjustable-rate mortgage loans help reduce Berkshire Bank's exposure to changes in interest rates. There are, however, unquantifiable credit risks resulting from the potential of increased costs due to changed rates to be paid by borrowers. During periods of rising interest rates the risk of default on adjustable-rate mortgage loans increases as a result of repricing and the increased payments required to be made by borrowers. In addition, although adjustable-rate mortgage loans allow Berkshire Bank to increase the sensitivity of its asset base to changes in interest rates, the extent of this interest sensitivity is limited by the periodic and lifetime interest rate adjustment limits. Because of these considerations, Berkshire Bank has no assurance that yields on adjustable-rate mortgage loans will be sufficient to offset increases in Berkshire Bank's cost of funds during periods of rising interest rates. These risks have not had a material adverse effect on Berkshire Bank to date.

Berkshire Bank underwrites fixed- and variable-rate one- to four-family residential mortgage loans with loan-to-value ratios of up to 100% on a one- to two-family primary residence; up to 90% on a three- to four-family primary residence or a vacation home; and up to 75% on a condominium. A borrower is required to obtain private mortgage insurance on loans that exceed 80%, or 75% in the case of a condominium, of the appraised value or sales price, whichever is less, of the secured property. Berkshire Bank also generally requires fire, casualty, title, hazard insurance and, if appropriate, flood insurance to be maintained on all properties securing real estate loans made by Berkshire Bank. An independent licensed appraiser generally appraises all properties.

Berkshire Bank also offers adjustable-rate home equity loans with an interest rate based on the prime rate as reported in *The Wall Street Journal,* which adjust monthly. The combined loan-to-value ratio of home equity loans is generally limited to 80%. Second mortgages are also offered on owner-occupied primary or secondary residences and are adjustable-rate, either adjusting annually or with a five-year initial fixed period which adjusts annually thereafter, with terms up to 30 years.

In an effort to provide financing for low- and moderate-income families, Berkshire Bank offers Federal Housing Authority, Veterans Administration and Massachusetts Housing Finance Agency residential mortgage loans to qualified individuals with adjustable- and fixed-rates of interest and terms of up to 30 years. Such loans may be secured by one- to four-family residential property and are underwritten using modified underwriting guidelines. Berkshire Bank also participates in the Good Samaritan Home Ownership Program, which is a non-profit venture established to advise and assist low- and middle-income families in the purchase of their first home in Berkshire County. Qualified individuals can obtain a 30 year fixed-rate mortgage loan on a one- to four-family, owner occupied property. Additionally, Berkshire Bank maintains its own First-Time Home Buyer loan program. This program offers one- and two-family residential mortgage loans to first-time home buyers. These loans are offered with initial five-year fixed rates of interest which adjust annually thereafter with terms of up to 30 years.

Construction Loans. At December 31, 2001, construction loans totaled $22.9 million, or 2.9% of Berkshire Bank's total loan portfolio, of which $3.6 million were residential construction loans and $19.3 million were commercial construction loans. At December 31, 2001, the unadvanced portion of construction loans totaled $8.7 million.

Berkshire Bank originates construction loans to individuals for the construction and acquisition of personal residences. Berkshire Bank's residential construction loans generally provide for the payment of interest only during the construction phase, which is usually twelve months. At the end of the construction phase, the loan converts to a permanent mortgage loan. Loans can be made with a maximum loan to value ratio of 85%, provided that the borrower obtains private mortgage insurance on the loan if the loan balance exceeds 80% of the appraised value or sales price, whichever is less, of the secured property. At December 31, 2001, the largest outstanding residential construction loan commitment was for $800,000, $233,262 of which was outstanding. This loan was performing according to its terms at December 31, 2001. Construction loans to individuals are generally made on the same terms as Berkshire Bank's one- to four-family mortgage loans.

Before making a commitment to fund a residential construction loan, Berkshire Bank requires an appraisal of the property and planned improvements by an independent licensed appraiser. Berkshire Bank also reviews and inspects each property before disbursement of funds during the term of the construction loan. Loan proceeds are disbursed after inspection based on the percentage of completion method.

Berkshire Bank also makes construction loans for commercial development projects, including multi-family, commercial properties, single-family subdivisions and condominiums. These loans generally have an interest-only phase during construction then convert to permanent financing. Disbursement of funds is at the sole discretion of Berkshire Bank and is based on the progress of construction. The maximum loan to value ratio for these loans depends upon the type of commercial development project being undertaken, but generally will not exceed 80%. At December 31, 2001, the largest commercial construction commitment was $7.7 million granted to a group of investors who own a 321 acre parcel in Southwick, MA. An 18 hole golf course has been developed and opened for play in June 2001. The commitment outstanding for this loan was $6.0 million at December 31, 2001. The aforementioned commitment includes a $2.0 million line for the development and marketing of 54 improved single-family building lots on the site. This loan was performing according to the terms at December 31, 2001.

Berkshire Bank also originates land loans to local contractors and developers for the purpose of making improvements thereon, or for the purpose of holding or developing the land for sale. Such loans are secured by a lien on the property, have loan to value ratios that are limited to 70% of the value of the land used for residential development and 65% of the value of the land used for commercial development (based on the lower of the acquisition price or the appraised value of the land) and are written with an interest rate based on a margin over the prime rate as reported in *The Wall Street Journal.* Land loans are offered with a term of three years in which only interest is required to be paid each month. A balloon payment for the principal plus any accrued interest is due at the end of the three year period. Berkshire Bank's land loans are generally secured by property in its primary market area. Berkshire Bank requires title insurance and, if applicable, either a hazardous waste survey or environmental insurance coverage.

Construction and development financing is generally considered to involve a higher degree of credit risk than long-term financing on improved, owner-occupied real estate. Risk of loss on a construction loan is dependent largely upon the accuracy of the initial estimate of the property's value at completion of construction compared to the estimated cost (including interest) of construction and other assumptions. If the estimate of construction cost proves to be inaccurate, Berkshire Bank may be required to advance funds beyond the amount originally committed in order to protect the value of the property. Additionally, if the estimate of value proves to be inaccurate, Berkshire Bank may be confronted with a project, when completed, having a value which is insufficient to assure full repayment.

Multi-Family and Commercial Real Estate Loans. Berkshire Bank originates multi-family and commercial real estate loans that are generally secured by five or more unit apartment buildings and properties used for business purposes such as small office buildings, industrial facilities or retail facilities primarily located in Berkshire Bank's primary market area. Berkshire Bank's multi-family and commercial real estate loans may be made in amounts of up to 80% of the appraised value of the property or the selling price, whichever is less. Loans secured by single-family subdivisions and condominium projects may be made in amounts of up to 75% and 70%, respectively, of the appraised value of the property or selling price, whichever is less. Berkshire Bank's multi-family and commercial real estate loans may be made with terms of up to 20 years and substantially all of which are originated with interest rates that adjust periodically and are generally indexed to the prime rate as reported in *The Wall Street Journal.* In reaching its decision on whether to make a multi-family or commercial real estate loan, Berkshire Bank considers the net operating income of the property, the borrower's expertise, credit history and profitability and the value of the underlying property. In addition, with respect to commercial real estate rental properties, Berkshire Bank will also consider the term of the lease and the quality of the tenants. Berkshire Bank has generally required that the properties securing these real estate loans have debt service coverage ratios (the ratio of earnings before debt service to debt service) of at least 1.25x. Environmental surveys or environmental insurance coverage are generally required for commercial real estate loans. Additionally, in larger real estate projects, it is recommended that a feasibility study be obtained. A feasibility study is particularly important with respect to multi-family housing projects, hotel/motel construction and health care facilities. Generally, multi-family and commercial real estate loans made to corporations, partnerships and other business entities require personal guarantees by the principals. The largest multi-family or commercial real estate loan in Berkshire Bank's portfolio at December 31, 2001 was a performing $5.9 million real estate loan secured by a luxury hotel located in Lenox, Massachusetts.

Loans secured by multi-family and commercial real estate properties generally involve larger principal amounts and a greater degree of risk than one- to four-family residential mortgage loans. Because payments on loans secured by multi-family and commercial real estate properties are often dependent on successful operation or management of the properties, repayment of such loans may be affected by adverse conditions in the real estate market or the economy. Berkshire Bank seeks to minimize these risks through strict adherence to its underwriting standards.

Consumer Lending

Automobile Lending. At December 31, 2001, automobile loans totaled $216.0 million, or 26.9% of Berkshire Bank's total loans and 79.7% of consumer loans. The Bank offers fixed-rate automobile loans on a direct and indirect basis with terms of up to 72 months for new and recent model used cars and up to 60 months for older model used cars. Berkshire Bank generally will make such loans up to 100% of the retail value shown in the *NADA Used Car Guide*. The interest rates offered differ depending on the age of the automobile and current interest rates offered by competitors.

Berkshire Bank began offering indirect automobile loans through automobile dealers over nine years ago. Historically, Berkshire Bank has emphasized the origination of indirect automobile loans including lower credit quality or sub-prime automobile loans. However, due to increased delinquencies on these loans in recent years, due in part to the decline in the local, regional and national economies, management revised its automobile lending strategy in 2001 whereby it would decrease the emphasis on lower quality or sub-prime loans and attempt to reduce the overall size of the automobile loan portfolio. At December 31, 2001, approximately $113.9 million, or 52.7%, of automobile loans were lower quality or sub-prime loans or 14.2% of total loans. As part of management's revised strategy to address the level of automobile loans and the overall credit risk to Berkshire Bank, management has determined to maintain capital levels in an amount in excess of the regulatory requirements and in amounts which management will determine in consideration of the amount of lower quality or sub-prime automobile loans in the loan portfolio.

Currently, Berkshire Bank maintains contractual relationships with over 90 new and used car dealers throughout western Massachusetts, northern Connecticut, eastern New York and southern Vermont. The substantial majority of such loans are secured by used automobiles. The large growth in the automobile portfolio in the past few years is primarily attributable to the addition of one automobile dealer in 1997 and two automobile dealers in 1998. These three dealers located in eastern New York, northern Connecticut and western Massachusetts, accounted for 27.4% of the loans originated in 2000. This percentage increased to 31.5% in 2001. However, with originations decreasing from $176.5 million in 2000 to $102.7 million in 2001, the dollar amount of originations by the three largest dealers decreased by $16.0 million, or 33.1%, from $48.4 million in 2000 to $32.4 million in 2001. These decreases were due to a management decision to decrease the size of the indirect loan portfolio. Berkshire Bank anticipates that it will continue to sell a portion of its automobile loans in the secondary market for liquidity purposes and to manage the credit risk of the loan portfolio.

Home Equity Lines of Credit and Other Consumer Loans. Berkshire Bank offers home equity lines of credit secured by owner-occupied one- to four-family residences. At December 31, 2001, home equity lines of credit totaled $34.4 million, or 4.3% of Berkshire Bank's total loans and 12.7% of consumer loans. Additionally, at December 31, 2001, the unadvanced amounts of home equity lines of credit totaled $37.6 million. The underwriting standards employed by Berkshire Bank for home equity lines of credit include a determination of the applicant's credit history, an assessment of the applicant's ability to meet existing obligations and payments on the proposed loan and the value of the collateral securing the loan. Home equity loans will not be made if the borrower's first mortgage payment, monthly real estate payment and amortized equity line payment exceeds 25% of the borrower's gross monthly income. Additionally, the borrower's monthly debt cannot exceed 35% of the borrower's gross monthly income. Home equity lines of credit have adjustable rates of interest which are indexed to the prime rate as reported in *The Wall Street Journal*. Generally, the maximum combined loan-to-value ratio on home equity lines of credit is 80% for loans less than $200,000 and 60% for loans greater than $200,000. A home equity line of credit may be drawn down by the borrower for an initial period of five years from the date of the loan agreement. During this period, the borrower has the option of paying, on a monthly basis, either principal and interest or only the interest. If not renewed, the borrower has to pay back the amount outstanding under the line of credit over a term not to exceed ten years, beginning at the end of the five year period.

Other consumer loans at December 31, 2001 amounted to $20.6 million, or 2.6% of Berkshire Bank's total loans and 7.6% of consumer loans. These loans include education, collateral, personal and unsecured loans, and second mortgage loans other than home equity loans. Collateral loans are generally secured by a passbook account, a certificate of deposit or marketable securities. Unsecured loans generally have a maximum borrowing limitation of $10,000 and a maximum term of five years.

Loans secured by rapidly depreciable assets such as automobiles or that are unsecured entail greater risks than one- to four-family mortgage loans. In such cases, repossessed collateral for a defaulted loan may not provide an adequate source of repayment of the outstanding loan balance, since there is a greater likelihood of damage, loss or depreciation of the underlying collateral. The remaining deficiency often does not warrant further substantial collection efforts against the borrower beyond obtaining a deficiency judgment. Further, collections on these loans are dependent on the borrower's continuing financial stability and, therefore, are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Finally, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount which can be recovered on such loans if a borrower defaults.

Commercial Lending

Commercial Loans. At December 31, 2001, Berkshire Bank had $170.2 million in commercial loans which amounted to 21.2% of total loans. In addition, at such date, Berkshire Bank had $46.1 million of unadvanced commercial lines of credit. Berkshire Bank makes commercial business loans primarily in its market area to a variety of professionals, sole proprietorships and small businesses. Berkshire Bank's largest commercial loan relationship was a $5.6 million loan to a long time customer secured by various types of business assets located in counties adjacent to Berkshire County in New York and Connecticut. This loan was performing according to its original terms at December 31, 2001.

Berkshire Bank offers secured commercial term loans, which have maturities of greater than one year and the repayment of which is dependent on future earnings. The term for repayment will normally be limited to the lesser of the expected useful life of the asset being financed or a fixed amount of time, generally seven years or less. Berkshire Bank also offers loans originated in order to finance a business' operating facility, lines of credit, letters of credit, time notes and Small Business Administration guaranteed loans. Operating loans are revolving lines of credit secured by business assets other than real estate, such as business equipment, inventory, and accounts receivable. Business lines of credit have adjustable rates of interest and are payable on demand, subject to annual review and renewal. Time notes are short-term loans, generally limited to 90 days which do not require payment of principal or interest until maturity.

Due to declining profitability, Berkshire Bank has discontinued the Business Manager Line of Credit Program and is no longer purchasing customer's accounts receivable. At December 31, 2001, $86,000 remained on Berkshire Bank's balance sheet and was expected to be fully collectible.

When making commercial business loans, Berkshire Bank considers the financial statements of the borrower, the borrower's payment history of both corporate and personal debt, the debt service capabilities of the borrower, the projected cash flows of the business, and viability of the industry in which the customer operates and the value of the collateral. Commercial business loans are generally secured by a variety of collateral, primarily accounts receivable, inventory and equipment, and are generally supported by personal guarantees. Depending on the collateral used to secure the loans, commercial loans are generally made in amounts of up to 95% of the value of the collateral securing the loan. Berkshire Bank generally does not make unsecured commercial loans.

Unlike residential mortgage loans, which generally are made on the basis of the borrower's ability to make repayment from his or her employment or other income, and which are secured by real property whose value tends to be more easily ascertainable, commercial loans are of higher risk and typically are made on the basis of the borrower's ability to make repayment from the cash flow of the borrower's business. As a result, the availability of funds for the repayment of commercial loans may depend substantially on the success of the business itself. Further, any collateral securing such loans may depreciate over time, may be difficult to appraise and may fluctuate in value.

Loans to One Borrower. The maximum amount that Berkshire Bank may lend to one borrower is limited by statute. At December 31, 2001, Berkshire Bank's statutory limit on loans to one borrower was $22.6 million. At that date, Berkshire Bank's largest amount of loans to one borrower, including the borrower's related interests, was approximately $7.9 million and consisted of five loans secured by various types of business and real estate assets. These loans were performing according to their original terms at December 31, 2001.

Maturity of Loan Portfolio. The following table shows the remaining contractual maturity of Berkshire Bank's total loans at December 31, 2001, excluding the effect of future principal prepayments.

	At December 31, 2001							
	One- to Four-Family	Construction	Commercial and Multi-Family Real Estate	Home Equity Lines of Credit	Automobile	Other Consumer	Commercial	Total
	(In thousands)							
Amounts due in:								
One year or less	$ 851	$ 10,529	$ 1,694	$ 1,478	$ 2,345	$ 1,262	$ 45,545	$63,704
More than one year to five years	4,984	12,407	13,583	17,052	175,682	15,410	25,996	265,114
More than 5 years	235,017	—	82,647	15,909	37,937	3,968	98,689	474,167
Total amount due	$240,852	$22,936	$97,924	$34,439	$215,964	$20,640	$170,230	$802,985

The following table sets forth, at December 31, 2001, the dollar amount of loans contractually due after December 31, 2002, and whether such loans have fixed interest rates or adjustable interest rates.

	Due After December 31, 2002		
	Fixed	Adjustable	Total
		(In thousands)	
Real estate loans:			
One- to four-family	$ 84,702	$155,299	$240,001
Construction	—	12,407	12,407
Commercial and multi-family	12,790	83,440	96,230
Total real estate loans	97,492	251,146	348,638
Home equity loans	—	32,961	32,961
Automobile	213,619	—	213,619
Other consumer	16,994	2,384	19,378
Commercial loans	12,428	112,257	124,685
Total loans	$340,533	$398,748	$739,281

Scheduled contractual principal repayments of loans do not reflect the actual life of the loans. The average life of a loan is substantially less than its contractual term because of prepayments. In addition, due-on-sale clauses on loans generally give Berkshire Bank the right to declare loans immediately due and payable if, among other things, the borrower sells the real property with the mortgage and the loan is not repaid. The average life of a mortgage loan tends to increase, however, when current mortgage loan market rates are substantially higher than rates on existing mortgage loans and, conversely, tends to decrease when rates on existing mortgage loans are substantially higher than current mortgage loan market rates.

Loan Approval Procedures and Authority. Berkshire Bank's lending activities follow written, non-discriminatory, underwriting standards and loan origination procedures established by Berkshire Bank's Board of Directors and management. The Board of Directors has authorized the following persons and groups of persons to approve loans up to the amounts indicated: several retail lenders have been delegated authority to approve residential mortgage loans up to $300,000; home equity lines of credit ranging from $50,000 to $300,000; unsecured consumer loans from $5,000 to $30,000; and secured consumer loans from $20,000 to $50,000. One- to four-family mortgage loans and home equity loans up to $300,000, secured consumer loans up to $50,000 and unsecured loans up to $30,000, may be approved by the Chairman of the Board, the President, the Executive Vice President-Senior Loan Officer and the Senior Vice President-Retail Lending.

One-to four- family mortgage loans and home equity loans from $300,000 to $600,000 may be approved by a combination of individual officer authorities provided that approval must include the signature of either the Executive Vice President-Senior Loan Officer or Senior Vice President-Retail Lending. Approvals from $600,000 to $1.5 million require signatures of both the Executive Vice President-Senior Loan Officer and the Senior Vice President-Retail Lending. All residential loans in excess of $1.5 million require the approval of the Executive Committee of the Board of Directors or the full Board of Directors.

The Board of Directors has delegated the authority to approve loans to several commercial loan officers in amounts ranging from $20,000 to $150,000 for secured commercial loans and in amounts ranging from $20,000 to $75,000 for unsecured commercial loans. All secured commercial loans in amounts up to $300,000 and unsecured commercial loans in amounts up to $175,000 may be approved by the Chairman of the Board, the President, the Executive Vice President-Senior Loan Officer, the Senior Commercial Lender and certain commercial loan managers. Such loans in excess of these amounts require the approval of a majority of the members of Berkshire Bank's Senior Lending Committee, which consists of the Executive Vice President-Senior Loan Officer, the Senior Commercial Lender and all commercial loan officers. The President and the Credit Administration Officer are non-voting members of the Senior Loan Committee. Delegated approval authorities may be combined. However, individual limits may be combined only up to $500,000 for commercial loan approvals without requiring approval of the Senior Lending Committee provided that commercial loans approved by a combination of authorities must include the signature of either the Executive Vice President-Senior Loan Officer or the Senior Commercial Lender. All commercial loans in excess of $1.5 million require the approval of the Executive Committee of the Board of Directors or the full Board of Directors.

Loan Originations, Purchases and Sales. Berkshire Bank lending activities are conducted by its salaried and commissioned loan personnel and through its relationships with automobile dealers. Currently, Berkshire Bank has contractual relationships with over 90 automobile dealers who originate automobile loans for Berkshire Bank. Such loans are only made following an underwriting review and acceptance by Berkshire Bank. These loans are closed by the automobile dealer and immediately assigned to Berkshire Bank, who then services the loans. On loans originated by its automobile dealers, Berkshire Bank compensates the originator an amount by which the interest rate paid on the loan exceeds a specified threshold, up to a maximum of four points. The compensation is paid at the time the loan is closed and assigned to Berkshire Bank. For the fiscal years 2001 and 2000, Berkshire Bank originated or purchased $112.6 million and $180.3 million of automobile loans, respectively, of which 91.2% and 97.9% were originated indirectly through the automobile dealers. Included in the total are automobile loans that Berkshire Bank purchased from a third party which originates loans through smaller automobile dealers. The automobile loans purchased from the third party are underwritten and closed by that third party. Berkshire Bank, however, also performs its own credit analysis before purchasing such loans. Berkshire Bank purchased $7.5 million of these consumer loans in 2001.

From time to time, Berkshire Bank will purchase whole loans or participations in loans. The commercial real estate loans and other commercial loans participated in by Berkshire Bank are underwritten according to Berkshire Bank's underwriting criteria and procedures and are generally purchased with the accompanying servicing rights. Berkshire Bank purchased $6.0 million of such loans in 2001. Amounts outstanding related to loan participation interests purchased by Berkshire Bank totaled $11.7 million and $9.7 million at December 31, 2001 and December 31, 2000, respectively, and consisted primarily of loans secured by commercial real estate.

At December 31, 2001, Berkshire Bank was servicing $45.2 million of automobile and one-to four-family mortgage loans and $4.6 million of commercial loans. Loan servicing includes collecting and remitting loan payments, accounting for principal and interest, contacting delinquent borrowers, supervising foreclosures and property dispositions when there are unremedied defaults, making insurance and tax payments on behalf of the borrowers and generally administering the loans. The gross servicing fee income from loans sold is generally 25 basis points for one-to four-family mortgage loans and 100 basis points for automobile loans of the total balance of the loan being serviced.

Berkshire Bank generally originates loans for its own portfolio but from time to time will sell loans in the secondary market based on prevailing market interest rate conditions and an analysis of the composition and risk of the loan portfolio and liquidity needs. In 2001, Berkshire Bank established a program with an outside third party lender whereby Berkshire Bank originated fixed rate one-to four-family mortgages for sale. In 2001, $10.8 million in fixed rate residential loans were originated and sold to this third party. In addition, Berkshire Bank sold $11.7 million of automobile loans to a regional financial institution in 2001. Some of the automobile loans were sold with limited recourse. The recourse periods expired prior to December 31, 2001.

The following table presents total loans originated, purchased, sold and repaid during the periods indicated.

	For the Years Ended December 31,		
	2001	2000	1999
		(In thousands)	
Loans at beginning of year	$793,389	$673,918	$606,716
Originations:			
Real estate loans:			
One-to four-family	36,668	31,231	49,207
Construction	22,170	25,071	7,199
Commercial	13,296	2,289	9,478
Multi-family	800	7,671	3,620
Total real estate loans	72,934	66,262	69,504
Consumer loans:			
Home equity lines of credit	6,887	8,225	10,796
Automobile	105,124	128,327	128,583
Other	4,527	16,799	6,991
Total consumer loans	116,538	153,351	146,370
Commercial loans	63,456	64,887	64,542
Total loans originated	252,928	284,500	280,416
Purchases:			
Real estate loans:			
Multi-family	—	—	566
Commercial real estate	4,042	4,664	2,228
Total real estate loans	4,042	4,664	2,794
Consumer loans:			
Automobile	7,451	48,724	11,877
Commercial loans	2,000	3,175	1,088
Total loans purchased	13,493	56,563	15,759
Deduct:			
Principal loan repayments, repayments and other, net	226,179	181,082	182,429
Loan sales	24,263	38,942	44,308
Net loan charge-offs	6,357	1,488	2,085
Transfers to real estate owned	26	80	151
Total deductions	256,825	221,592	228,973
Net increase in loans	9,596	119,471	67,202
Loans at end of year	$802,985	$793,389	$673,918

Loan Commitments. Berkshire Bank issues loan commitments to its prospective borrowers conditioned on the occurrence of certain events. Commitments are made in writing on specified terms and conditions and are generally honored for up to 60 days from approval. At December 31, 2001, Berkshire Bank had loan commitments and unadvanced loans and lines of credit totaling $118.5 million.

Loan Fees. In addition to interest earned on loans, Berkshire Bank receives income from fees derived from loan originations, loan modifications, late payments and for miscellaneous services related to its loans. Income from these activities varies from period to period depending upon the volume and type of loans made and competitive conditions.

Berkshire Bank charges loan origination fees which are calculated as a percentage of the amount borrowed. As required by applicable accounting principles, loan origination fees, discount points and certain loan origination costs are deferred and recognized over the contractual remaining lives of the related loans on a level yield basis. At December 31, 2001, Berkshire Bank had approximately $172,000 of net deferred loan fees and costs. Berkshire Bank amortized approximately $59,000 of net deferred loan fees and costs during the year ended December 31, 2001.

Nonperforming Assets, Delinquencies and Impaired Loans. When a borrower fails to make a required loan payment, Berkshire Bank attempts to cure the deficiency by mailing a past due notice on the 10th day after payment is due. In most cases, delinquencies are cured promptly. If a delinquency continues beyond the 15th day after the payment is due, the loan will appear on a delinquency list and the account officer will contact the borrower. If a delinquency continues beyond the 30th day, the borrower is again contacted and if it is determined that the late payment is not a short-term cash flow problem, the account is reported to the Senior Loan Officer. While Berkshire Bank generally prefers to work with borrowers to resolve problems, Berkshire Bank generally will initiate foreclosure or other proceedings no later than the 90th day of a delinquency, as necessary, to minimize any potential loss.

Management informs the Board of Directors monthly of the amount of loans delinquent more than 30 days, all loans in foreclosure, and all foreclosed and repossessed property that Berkshire Bank owns. Berkshire Bank generally ceases accruing interest on all commercial and residential loans when principal or interest payments are delinquent 90 days or more unless management determines the loan principal and interest to be fully-secured and in the process of collection. Once management determines that interest is uncollectible, the accrual of interest income on a loan is discontinued and all interest previously accrued is reversed against current period interest income. In 2001, as a measure to enhance its risk management practices, the Bank initiated a more conservative policy for automobile loans whereby all delinquent automobile loans remain on accrual status until they reach 120 days delinquent at which time they are charged-off, except for those customers who are in bankruptcy proceedings with a secured loan, in which case the loan is transferred to nonaccrual status. Because of this change, nonaccruing consumer loans declined to $315,000 at December 31, 2001 from $2.0 million at December 31, 2000.

Berkshire Bank has adopted SFAS No. 114, "*Accounting by Creditors for Impairment of a Loan*," as amended by SFAS No. 118 "*Accounting by Creditors for Impairment of a Loan—an amendment to SFAS No. 114*." At December 31, 2001 and December 31, 2000, Berkshire Bank had $778,000 and $395,000 respectively, recorded investment in impaired loans, which had no specific allowances and $1.4 million and $71,000 in loans with valuation allowances of $113,000 and $4,000, respectively.

The following table sets forth information regarding nonperforming assets and loans that were 90 days or more past due and still accruing at the dates indicated.

	At December 31,				
	2001	2000	1999	1998	1997
	(Dollars in thousands)				
Nonaccruing loans:					
One- to four-family real estate	$ 310	$ 390	$ 450	$1,272	$ 623
Commercial real estate	—	—	—	1,064	336
Commercial	2,077	466	1,572	612	613
Consumer [(1)]	315	2,013	819	542	584
Total nonperforming loans	2,702	2,869	2,841	3,490	2,156
Real estate owned	—	50	220	398	364
Total nonperforming assets	$2,702	$2,919	$3,061	$3,888	$2,520
Total nonperforming loans as a percentage of total loans	0.34%	0.36%	0.42%	0.58%	0.43%
Total nonperforming assets as a percentage of total assets	0.26%	0.29%	0.36%	0.50%	0.40%
Loans 90 days or more past due and still accruing [(2)]	$1,306	—	—	—	—

(1) Consists primarily of automobile loans.

(2) Total in 2001 reflects Bank's new policy on delinquent automobile loans. In prior reported periods, automobile loans past due 90 days or more were reported as nonaccrual.

Nonaccruing commercial loans increased to $2.1 million at December 31, 2001 from $466,000 at December 31, 2000 as four commercial relationships ranging in size from $300,000 to $900,000 became more than 90 days past due. The companies involved are in diverse and unrelated industries and have been adversely affected by national and regional economic conditions.

Interest income that would have been recorded for the year ended December 31, 2001, had nonaccruing loans been current according to their original terms, amounted to approximately $82,000, $16,000 of which was included in interest income related to these loans.

The following tables set forth the delinquencies in Berkshire Bank's loan portfolio as of the dates indicated.

	At December 31, 2001				At December 31, 2000				At December 31, 1999			
	60-89 Days		90 Days or More		60-89 Days		90 Days or More		60-89 Days		90 Days or More	
	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans
	(Dollars in thousands)											
Real estate loans:												
One- to four-family	3	$ 144	3	$ 254	2	$ 154	2	$ 43	6	$ 384	1	$ 106
Commercial	—	—	—	—	—	—	—	—	—	—	—	—
Multi-family	—	—	—	—	—	—	—	—	—	—	—	—
Consumer loans:												
Equity lines of credit	—	—	—	—	2	57	1	20	—	—	—	—
All other [1]	323	2,645	217	1,621	238	1,728	262	1,923	95	831	121	776
Commercial loans	2	381	7	1,234	4	129	3	149	6	335	11	1,168
Total	328	$3,170	227	$3,109	246	$2,068	268	$2,135	107	$1,550	133	$2,050
Delinquent loans to total loans	0.96%	0.39%	0.66%	0.39%	0.73%	0.26%	0.79%	0.27%	0.40%	0.23%	0.50%	0.31%

[1] Consists primarily of automobile loans.

Real Estate Owned. Real estate acquired by Berkshire Bank as a result of foreclosure or by deed in lieu of foreclosure is classified as real estate owned until sold. When property is acquired it is recorded at fair market value at the date of foreclosure, establishing a new cost basis. Holding costs and declines in fair value after acquisition are expensed. At December 31, 2001, Berkshire Bank had no foreclosed real estate owned.

Asset Classification. Regulators have adopted various regulations and practices regarding problem assets of savings institutions. Under such regulations, federal and state examiners have authority to identify problem assets during examinations and, if appropriate, require them to be classified. Berkshire Bank performs an internal analysis of its loan portfolio and assets to classify such loans and assets similar to the manner in which such loans and assets are classified by the federal banking regulators. In addition, Berkshire Bank regularly analyzes the losses inherent in its loan portfolio and its nonperforming loans to determine the appropriate level of the allowance for loan losses.

There are three classifications for problem assets: substandard, doubtful and loss. Substandard assets have one or more defined weaknesses and are characterized by the distinct possibility that the insured institution will sustain some loss if the deficiencies are not corrected. Doubtful assets have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified as loss is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted. If an asset or portion thereof is classified as loss, the insured institution establishes specific allowances for loan losses for the full amount of the portion of the asset classified as loss. All or a portion of general loan loss allowances established to cover probable losses related to assets classified as substandard or doubtful can be included in determining an institution's regulatory capital, while specific valuation allowances for loan losses generally do not qualify as regulatory capital. Assets that do not currently expose the insured institution to sufficient risk to warrant classification in one of the aforementioned categories but possess weaknesses are designated "special mention."

The following table sets forth Berkshire Bank's classified assets at December 31, 2001.

	Loss		Doubtful		Substandard		Special Mention	
	Number of Loans	Principal Balance	Number of Loans	Principal Balance	Number of Loans	Principal Balance	Number of Loans	Principal Balance
	(Dollars in thousands)							
Real estate loans:								
One- to four-family	—	$ —	—	$ —	7	$ 380	2	$ 139
Commercial	—	—	—	—	2	1,065	5	1,865
Multi-family	—	—	—	—	1	186	—	—
Consumer loans:								
Equity lines of credit	—	—	—	—	—	—	—	—
Automobile	—	—	—	—	193	1,588	304	2,593
All other	—	—	—	—	24	33	19	52
Commercial loans	1	30	3	485	46	8,251	41	7,180
Total	1	$ 30	3	$485	273	$11,503	371	$11,829

At December 31, 2001, Berkshire Bank had two outstanding commercial loans with one borrower, which were adversely classified or identified as a problem credit, totaling $912,000. These loans were delinquent and classified substandard (except for a $30,000 portion classified loss) and are in the process of foreclosure. Berkshire Bank had no other classified loans greater than $500,000 which were not performing according to their terms on December 31, 2001.

Allowance for Loan Losses. In originating loans, Berkshire Bank recognizes that losses will be experienced on loans and that the risk of loss will vary with, among other things, the type of loan being made, the creditworthiness of the borrower over the term of the loan, general economic conditions and, in the case of a secured loan, the quality of the security for the loan. Berkshire Bank maintains an allowance for loan losses to absorb losses inherent in the loan portfolio. The allowance for loan losses represents management's estimate of probable losses based on information available as of the date of the financial statements. The allowance for loan losses is based on management's evaluation of the collectibility of the loan portfolio, including past loan loss experience, known and inherent risks in the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values and economic conditions.

The loan portfolio and other credit exposures are regularly reviewed by management to evaluate the adequacy of the allowance for loan losses. The methodology for assessing the appropriateness of the allowance includes comparison to actual losses, peer group comparisons, industry data and economic conditions. In addition, management employs an independent third party to perform a review of all of Berkshire Bank's commercial loan relationships exceeding $1.0 million, all material credits on Berkshire Bank's watch list or classified as Substandard and a random sampling of new loans. The regulatory agencies, as an integral part of their examination process, also periodically review Berkshire Bank's allowance for loan losses. Such agencies may require Berkshire Bank to make additional provisions for estimated losses based upon judgments different from those of management.

In assessing the allowance for loan losses, loss factors are applied to various pools of outstanding loans and certain unused commitments. Berkshire Bank segregates the loan portfolio according to risk characteristics (i.e., mortgage loans, home equity, consumer, commercial). Loss factors are derived using Berkshire Bank's historical loss experience and may be adjusted for significant factors that, in management's judgment, affect the collectibility of the portfolio as of the evaluation date.

All classified loans are reviewed for adequacy of their estimated supporting collateral values and guarantees. If a loan is determined to have a recovery value less than the loan balance after deducting the general reserve assigned to that loan based upon its classification, an additional specific reserve is assigned in an amount equal to the projected shortfall.

In addition, management assesses the allowance using factors that cannot be associated with specific credit or loan categories. These factors include management's subjective evaluation of local and national economic and business conditions, portfolio concentration and changes in the character and size of the loan portfolio. The allowance methodology reflects management's objective that the overall allowance appropriately reflects a margin for the imprecision necessarily inherent in estimates of expected credit losses.

Although management believes that it uses the best information available to establish the allowance for loan losses, future adjustments to the allowance for loan losses may be necessary and results of operations could be adversely affected if circumstances differ substantially from the assumptions used in making the determinations. Furthermore, while Berkshire Bank believes it has established its existing allowance for loan losses in conformity with accounting principles generally accepted in the United States of America, there can be no assurance that regulators, in reviewing Berkshire Bank's loan portfolio, will not request Berkshire Bank to increase its allowance for loan losses. In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that the existing allowance for loan losses is adequate or that increases will not be necessary should the quality of any loans deteriorate as a result of the factors discussed above. Any material increase in the allowance for loan losses may adversely affect Berkshire Bank's financial condition and results of operations.

The following table presents an analysis of Berkshire Bank's allowance for loan losses for the years indicated.

	At or For the Years Ended December 31,				
	2001	2000	1999	1998	1997
	(Dollars in thousands)				
Allowance for loan losses, beginning of year	$10,216	$ 8,534	$7,589	$6,078	$6,303
Charged-off loans[1]**:**					
One- to four-family real estate	2	—	117	14	66
Multi-family	222	—	—	—	82
Commercial real estate	—	19	297	253	959
Consumer [2]	5,989	1,422	731	311	699
Home Equity	52	—	—	—	—
Commercial	797	469	1,208	234	490
Total charged-off loans	7,062	1,910	2,353	812	2,296
Recoveries on loans previously charged-off	705	422	268	268	594
Net loans charged-off	6,357	1,488	2,085	544	1,702
Provision for loan losses	7,175	3,170	3,030	2,055	1,477
Allowance for loan losses, end of year	$11,034	$10,216	$8,534	$7,589	$6,078
Ratios:					
Net loans charged-off to interest-earning loans	0.79%	0.19%	0.31%	0.09%	0.34%
Allowance for loan losses to total loans	1.37%	1.29%	1.27%	1.25%	1.22%
Allowance for loan losses to nonperforming loans	408.36%	356.08%	300.39%	217.45%	281.91%
Net loans charged-off to allowance for loan losses	57.61%	14.57%	24.43%	7.17%	28.00%
Recoveries to charge-offs	9.98%	22.09%	11.39%	33.00%	25.87%

[1] For further discussion of the increase in charged-off loans in 2001, see Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations-Comparison of Financial Condition at December 31, 2001 and 2000."

[2] Consists primarily of automobile loans.

The following table presents the approximate allocation of the allowance for loan losses by loan categories at the dates indicated and the percentage of such amounts to the total allowance and to total loans. Management believes that the allowance can be allocated by category only on an approximate basis. The allocation of the allowance to each category is not indicative of future losses and does not restrict the use of any of the allowance to absorb losses in any category.

	At December 31,								
	2001			2000			1999		
	Amount	Percent of Allowance in Each Category to Total Allowance	Percent of Loans in Each Category to Total Loans	Amount	Percent of Allowance in Each Category to Total Allowance	Percent of Loans in Each Category to Total Loans	Amount	Percent of Allowance in Each Category to Total Allowance	Percent of Loans in Each Category to Total Loans
	(Dollars in thousands)								
Real estate loans	**$2,347**	**21.27%**	**45.05%**	$2,337	22.88%	43.27%	$2,322	27.20%	47.34%
Consumer loans	**4,217**	**38.22**	**33.75**	4,528	44.32	35.69	2,867	33.60	30.97
Commercial	**4,470**	**40.51**	**21.20**	3,351	32.80	21.04	3,345	39.20	21.69
Total allowance for loan losses	**$11,034**	**100.00%**	**100.00%**	$10,216	100.00%	100.00%	$8,534	100.00%	100.00%

	At December 31,					
	1998			1997		
	Amount	Percent of Allowance in Each Category to Total Allowance	Percent of Loans in Each Category to Total Loans	Amount	Percent of Allowance in Each Category to Total Allowance	Percent of Loans in Each Category to Total Loans
	(Dollars in thousands)					
Real estate loans	$2,262	29.81%	49.51%	$1,938	31.88%	54.21%
Consumer loans	2,339	30.82	28.38	1,590	26.16	23.43
Commercial	2,988	39.37	22.11	2,550	41.96	22.36
Total allowance for loan losses	$7,589	100.00%	100.00%	$6,078	100.00%	100.00%

Investment Securities Activities

General. Under Massachusetts law, Berkshire Bank has authority to purchase a wide range of investment securities. As a result of changes in federal banking laws, however, financial institutions such as Berkshire Bank may not engage as principals in any activities that are not permissible for a national bank, unless the Federal Deposit Insurance Corporation has determined that the investments would pose no significant risk to the Bank Insurance Fund and Berkshire Bank is in compliance with applicable capital standards. In 1993, the Regional Director of the Federal Deposit Insurance Corporation approved a request by Berkshire Bank to acquire and retain certain listed stocks and/or registered stocks subject to certain conditions.

Berkshire Bank's main source of income has been and will continue to be derived from its loan portfolio. The investment securities portfolio is primarily used to provide for Berkshire Bank's cash flow needs, to provide adequate liquidity to protect the safety of customer deposits and to earn a reasonable return on investment. The structure of the investment securities portfolio is based upon the composition and quality of the loan portfolio and Berkshire Bank's liquidity position and deposit structure.

Berkshire Bank's investment policy divides investments into two categories, fixed income and equity portfolios. The primary objectives of the fixed income portfolio are to: (1) maintain an adequate source of liquidity sufficient to meet regulatory and operating requirements, including funding for loans; (2) safeguard against deposit outflows, reduced loan amortization and increased loan demand; and (3) manage interest rate risk. The fixed income securities portfolio primarily consists of debt issues, including corporate and municipal bonds, U.S. Government and agency obligations and mortgage-backed and asset-backed securities, including collateralized mortgage obligations and real estate mortgage investment conduits. A collateralized mortgage obligation is a mortgage-backed bond that separates mortgage pools into different maturities called "tranches." Tranches pay different rates of interest and can mature in a few months, or a few years. In return for a lower yield, collateralized mortgage obligations provide increased security over the life of the investment. However, in a lowering interest rate risk environment, collateralized mortgage obligations tend to be repaid before their expected maturities as prepayments increase. This may result in Berkshire Bank having to reinvest the funds at a lower interest rate. Real estate mortgage investment conduits, a type of collateralized mortgage obligation, are similar in that securities representing an undivided interest in such mortgages are issued. However, real estate mortgage investment conduits have more flexibility than other types of collateralized mortgage obligations as issuers can separate mortgage pools not only into different maturity classes but also into different risk classes. At present, 70.9% of Berkshire Bank's mortgage-backed securities are issued or guaranteed by agencies of the U.S. Government, which carry lower credit risk than mortgage-backed securities of a private issuer. Other types of asset-backed securities in which Berkshire Bank invests are typically collateralized by the cash flow from a pool of automobile loans, credit card receivables, consumer loans and other similar obligations. Both mortgage-backed and asset-backed securities carry the risk that changing market interest rates may cause a change in market value.

The marketable equity securities portfolio is currently managed to produce capital gains through price appreciation and lowering taxable income through deductions permitted for a portion of dividends received. The marketable equity securities portfolio consists primarily of bank, utility and industrial stocks and is currently limited by the investment policy to 100% of Tier I capital. Berkshire Bank had $88.5 million of Tier 1 Capital at December 31, 2001. The gross unrealized gains associated with the marketable equity securities portfolio were $28.9 million and the gross unrealized losses were $534,000. The marketable equity securities portfolio carries equity price risk in that, if equity prices decline due to unfavorable market conditions or other factors, Berkshire Bank's capital would decrease.

SFAS No. 115, "*Accounting for Certain Investments in Debt and Equity Securities*," requires that securities be categorized as "held to maturity," "trading securities" or "available for sale," based on management's intent as to the ultimate disposition of each security. SFAS No. 115 allows debt securities to be classified as "held to maturity" and reported in financial statements at amortized cost only if the reporting entity has the positive intent and ability to hold those securities to maturity. Securities that might be sold in response to changes in market interest rates, changes in the security's prepayment risk, increases in loan demand, or other similar factors cannot be classified as "held to maturity." Debt and equity securities held for current resale are classified as "trading securities." These securities are reported at fair value, and unrealized gains and losses on the securities would be included in earnings. Berkshire Bank does not currently use or maintain a trading account. Debt and equity securities not classified as either "held to maturity" or "trading securities" are classified as "available for sale." These securities are reported at fair value, and unrealized gains and losses on the securities are excluded from earnings and included in accumulated other comprehensive income, net of taxes.

The Executive Committee of the Board of Directors is responsible for developing and reviewing Berkshire Bank's investment policy. Investment decisions are made in accordance with Berkshire Bank's investment policy and are based upon the quality of a particular investment, its inherent risks, Berkshire Bank's liquidity needs, prospects for yield and/or appreciation and the potential tax consequences. While general investment strategies are developed and authorized by the Executive Committee, the execution of specific investment actions and the day-to-day oversight of Berkshire Bank's investment portfolio rests with the Chairman, President and Treasurer. These officers are authorized to execute investment transactions up to specified limits based on the type of security without the prior approval of the Executive Committee. However, such purchases require the ratification of the Executive Committee at their next scheduled meeting. The Board of Directors receives a monthly report of all securities transactions made during the previous month.

Berkshire Bank's investment policy allows the use of certain hedging strategies, including the purchase of options in an effort to increase the return and decrease the risk on the securities portfolio. Berkshire Bank has used covered call option strategies in the past and will continue to do so in the future. Berkshire Bank has not used interest rate futures or options on futures as part of its interest rate hedging strategies.

The following table presents the amortized cost and fair value of Berkshire Bank's available for sale securities, by type of security, at the dates indicated.

	At December 31,					
	2001		2000		1999	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)					
Investment securities:						
Obligations of U.S. Treasury and U.S. Government agencies	$13,876	$ 14,017	$10,146	$10,106	$10,986	$10,711
Corporate bonds and notes	31,017	31,251	31,750	31,034	31,177	30,634
Asset-backed securities	1,484	1,496	1,986	1,998	3,253	3,207
Marketable equity securities[1]	11,447	39,803	12,022	43,060	10,454	38,399
Total investment securities	57,824	86,567	55,904	86,198	55,870	82,951
Mortgage-backed securities:						
Freddie Mac	3,292	3,335	2,203	2,257	2,469	2,493
Fannie Mae	2,774	2,845	2,619	2,670	1,604	1,618
Private label REMICs	11,555	11,619	8,022	8,049	5,878	5,841
Ginnie Mae	78	80	133	135	180	181
Total mortgage-backed securities	17,699	17,879	12,977	13,111	10,131	10,133
Total available for sale securities	$75,523	$104,446	$68,881	$99,309	$66,001	$93,084

[1] Includes mutual funds.

The following table presents the amortized cost and fair value of Berkshire Bank's held for maturity securities, by type of security, at the dates indicated.

	At December 31,					
	2001		2000		1999	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)					
Investment securities:						
Municipal notes	$11,241	$11,241	$10,825	$10,825	$ 6,720	$ 6,720
Total investment securities	11,241	11,241	10,825	10,825	6,720	6,720
Mortgage-backed securities:						
Freddie Mac	9,790	9,851	10,686	10,726	5,368	5,334
Fannie Mae	11,177	11,253	10,466	10,533	4,352	4,303
Ginnie Mae	1,055	1,064	261	258	574	565
Total mortgage-backed securities	22,022	22,168	21,413	21,517	10,294	10,202
Total held to maturity securities	$33,263	$33,409	$32,238	$32,342	$17,014	$16,922

At December 31, 2001, Berkshire Bank did not own any investment or mortgage-backed securities of a single issuer, other than U.S. Treasury and U.S. Government agency securities, which had an aggregate book value in excess of 10% of Berkshire Bank's capital at that date.

The following presents the activity in the investment securities and mortgage-backed securities portfolios for the years indicated.

	For the Years Ended December 31,		
	2001	2000	1999
		(In thousands)	
Investment securities:			
Investment securities, beginning of year	$ 97,023	$ 89,671	$ 79,746
Purchases	49,212	91,904	34,636
Sales	(3,697)	(32,431)	(2,440)
Maturities and calls	(39,559)	(52,314)	(16,646)
Repayments and prepayments	(2,395)	(2,537)	(3,314)
Net premium	(1,225)	(483)	(112)
Increase/(decrease) in unrealized gain	(1,551)	3,213	(2,199)
Net increase in investment securities	785	7,352	9,925
Investment securities, end of year	97,808	97,023	89,671
Mortgage-backed securities:			
Mortgage-backed securities, beginning of year	34,524	20,427	37,808
Purchases	43,853	32,707	18,256
Repayments and prepayments	(39,477)	(18,794)	(36,246)
Net discount	955	52	742
Increase/(decrease) in unrealized gain	46	132	(133)
Net increase/(decrease) in mortgage-backed securities	5,377	14,097	(17,381)
Mortgage-backed securities, end of year	39,901	34,524	20,427
Total securities, end of year	$137,709	$131,547	$110,098

The following table presents certain information regarding the amortized cost, weighted average yields and estimated maturities or periods to repricing of Berkshire Bank's debt securities at December 31, 2001.

	At December 31, 2001									
	One Year or Less		More than One Year to Five Years		More than Five Years to Ten Years		More than Ten Years		Total	
	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield
					(Dollars in thousands)					
Investment securities:										
Obligations of U.S. Treasury and U.S. Government agencies	$ 1,015	6.66%	$12,641	4.71%	$ 140	1.58%	$ 80	5.43%	$13,876	4.82%
Mortgage-backed securities	12,168	6.05	24,889	5.59	1,969	4.67	695	3.89	39,721	5.65
Municipal notes	6,612	2.91	60	5.00	1,191	7.13	3,378	6.31	11,241	4.39
Corporate bonds and notes	16,913	6.48	11,981	5.65	1,128	7.20	995	6.61	31,017	6.19
Asset-backed securities	695	3.80	789	6.68	—	—	—	—	1,484	5.33
Total	$37,403	5.67%	$50,360	5.40%	$4,428	5.88%	$5,148	6.03%	$97,339	5.55%

Deposit Activities and Other Sources of Funds

General. Deposits are the major external source of funds for Berkshire Bank's lending and other investment activities. In addition, Berkshire Bank also generates funds internally from loan repayments and prepayments and maturing investment securities. Scheduled loan repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are influenced significantly by general interest rates and money market conditions. Berkshire Bank uses borrowings from the Federal Home Loan Bank of Boston as an additional source of funding for loan and securities investment activity. To a lesser extent, Berkshire Bank also utilizes retail repurchase agreements as a source of funds.

Deposit Accounts. Substantially all of Berkshire Bank's deposits are generated from the areas surrounding its branch offices. Berkshire Bank offers a wide variety of deposit accounts with a range of interest rates and terms. Berkshire Bank's deposit accounts consist of interest-bearing checking, noninterest-bearing checking, regular savings, money market savings and certificates of deposit. The initial maturities of Berkshire Bank's certificate of deposit accounts range from three months to ten years. In addition, Berkshire Bank offers retirement accounts, including Traditional IRAs, Roth IRAs, Simple IRAs, Self-Directed IRAs and Keogh accounts, simplified employee pension plan, profit-sharing qualified plan and money purchase pension plan accounts.

Berkshire Bank also offers a variety of deposit accounts designed for the businesses operating in its market area. Deposit account terms vary with the principal differences being the minimum balance deposit, early withdrawal penalties, limits on the number of transactions and the interest rate. Berkshire Bank's business banking deposit products include a commercial checking account which provides an earnings credit to offset monthly service charges and a checking account specifically designed for small businesses. Additionally, Berkshire Bank offers sweep accounts and money market accounts for businesses and IOLTA interest checking and escrow accounts. Berkshire Bank has sought to increase its commercial deposits through the offering of these products, particularly to its commercial borrowers and to the municipalities that participate in its government banking program.

Berkshire Bank reviews its deposit mix and pricing on a weekly basis and believes it offers competitive interest rates on its deposit products. Berkshire Bank determines the rates paid based on a number of factors, including rates paid by competitors, Berkshire Bank's need for funds and cost of funds, Berkshire Bank's current asset/liability structure, the amount of maturing deposits and movements of market interest rates. Berkshire Bank currently does not utilize brokers to obtain deposits but may choose to do so in the future.

In the unlikely event Berkshire Bank is liquidated, depositors will be entitled to full payment of their deposit accounts before any payment is made to Berkshire Hills as the sole stockholder of Berkshire Bank.

The following table presents the deposit activity of Berkshire Bank for the years indicated.

	For the Years Ended December 31,		
	2001	2000	1999
		(In thousands)	
Increase/(decrease) before interest credited	$(13,550)	$21,224	$ 9,797
Interest credited	26,685	27,603	23,848
Net increase	$ 13,135	$48,827	$33,645

At December 31, 2001, Berkshire Bank had certificate of deposit accounts in amounts of $100,000 or more maturing as follows:

Maturity Period	Amount	Weighted Average Rate
	(Dollars in thousands)	
Three months or less	$ 35,181	4.88%
Over 3 months through 6 months	27,946	4.45
Over 6 months through 12 months	25,219	4.88
Over 12 months	30,223	5.64
Total	$118,569	4.97%

The following table presents information concerning average balances and weighted average interest rates on Berkshire Bank's deposit accounts for the years indicated

	For the Years Ended December 31,								
	2001			2000			1999		
	Average Balance	Percent of Total Average Deposits	Weighted Average Rate	Average Balance	Percent of Total Average Deposits	Weighted Average Rate	Average Balance	Percent of Total Average Deposits	Weighted Average Rate
	(Dollars in thousands)								
Money market accounts	$112,434	15.31%	3.30%	$106,058	15.09%	4.43%	$ 84,971	12.88%	3.73%
NOW accounts	77,276	10.52	1.04	75,673	10.76	1.05	73,615	11.16	1.13
Savings [1]	142,150	19.36	2.88	143,357	20.39	3.19	142,193	21.55	3.07
Certificates of deposit	325,639	44.34	5.55	301,920	42.94	5.81	291,344	44.16	5.34
Demand accounts	76,912	10.47	—	76,060	10.82	—	67,563	10.25	—
Total	$734,411	100.00%	3.63%	$703,068	100.00%	3.93%	$659,686	100.00%	3.62%

[1] Includes mortgagors' escrow accounts.

Certificates of Deposit by Rates and Maturities. The following table presents the amount of certificate accounts categorized by rates and maturities, for the periods and years indicated.

	Period to Maturity from December 31, 2001				Total at December 31,		
	Less than One Year	One to Two Years	Two to Three Years	Over Three Years	2001	2000	1999
	(In thousands)						
0.00-4.00%	$ 90,905	$16,097	$ 972	$ 10	$107,984	$ 5	$ 851
4.01-5.00%	61,241	13,275	2,369	2,750	79,635	3,973	108,037
5.01-6.00%	36,777	3,988	3,860	6,101	50,726	101,693	154,861
6.01-7.00%	42,304	13,015	2,472	12,432	70,223	205,586	22,242
7.01% and above	7,072	12	80	1,505	8,669	8,516	9,312
Total	$238,299	$46,387	$ 9,753	$22,798	$317,237	$319,773	$295,303

Borrowings. Berkshire Bank utilizes advances from the Federal Home Loan Bank of Boston to supplement its supply of lendable funds and to meet deposit withdrawal requirements. The Federal Home Loan Bank of Boston functions as a central reserve bank providing credit for savings banks and certain other member financial institutions. As a member of the Federal Home Loan Bank of Boston, Berkshire Bank is required to own capital stock in the Federal Home Loan Bank of Boston and may apply for advances on the security of the capital stock and certain of its mortgage loans and other assets, principally securities that are obligations of, or guaranteed by, the U.S. Government or its agencies, provided certain creditworthiness standards have been met. Advances are made under several different credit programs. Each credit program has its own interest rate and range of maturities. Depending on the program, limitations on the amount of advances are based on the financial condition of the member institution and the adequacy of collateral pledged to secure the credit. At December 31, 2001, Berkshire Bank had the ability to borrow a total of approximately $175 million from the Federal Home Loan Bank of Boston. At that date, Berkshire Bank had outstanding advances of $134.0 million. In addition, Berkshire Bank had a $2.0 million repurchase agreement line of credit to be secured by securities or other assets of Berkshire Bank with the Depositors Insurance Fund. At December 31, 2001, Berkshire Bank had no outstanding borrowings against this agreement.

The following tables present certain information regarding Berkshire Bank's Federal Home Loan Bank advances during the periods and at the dates indicated.

	For the Years Ended December 31,		
	2001	2000	1999
	(Dollars in thousands)		
Maximum amount of advances outstanding at any month end	$140,115	$112,158	$76,861
Approximate average advances outstanding	127,990	92,567	50,951
Approximate weighted average rate paid on advances	5.17%	6.23%	5.49%

	At December 31,		
	2001	2000	1999
	(Dollars in thousands)		
Balance outstanding at end of year	$133,964	$101,386	$58,928
Weighted average rate on advances at end of year	4.26%	6.18%	5.64%

Berkshire Bank offers retail repurchase agreements to selected higher balance customers and certain municipalities. These agreements are direct obligations of Berkshire Bank to repay at maturity or on demand the purchase price of an undivided interest in a U.S. Government or agency security owned by Berkshire Bank. Since these agreements are not deposits, they are not insured by the Federal Deposit Insurance Corporation. At December 31, 2001, such retail repurchase agreement borrowings totaled $1.9 million.

The following tables represent certain information regarding Berkshire Bank's retail repurchase agreements during the years and at the dates indicated.

	For the Years Ended December 31,		
	2001	2000	1999
	(Dollars in thousands)		
Maximum amount of repurchase agreements outstanding at any month end	$ 2,340	$ 2,980	$10,360
Approximate average repurchase agreements outstanding	1,584	1,683	5,923
Approximate weighted average rate paid on repurchase agreements	3.78%	5.88%	4.69%

	At December 31,		
	2001	2000	1999
	(Dollars in thousands)		
Balance outstanding at end of year	$ 1,890	$ 2,030	$ 1,120
Weighted average rate on repurchase agreements at end of year	1.74%	6.00%	5.20%

Trust Services

Berkshire Bank maintains the Asset Management/Trust Group as a department within Berkshire Bank which primarily provides trust and investment services to individuals, partnerships, corporations and institutions and also acts as a fiduciary of estates and conservatorships and as a trustee under various wills, trusts and other plans. Berkshire Bank believes that the trust department allows it to provide investment opportunities and fiduciary services to both current and prospective customers. Consistent with Berkshire Bank's operating strategy, Berkshire Bank will continue to emphasize the growth of its trust service operations to grow assets and increase fee-based income. Berkshire Bank has implemented several policies governing the practices and procedures of the trust department, including policies relating to maintaining confidentiality of trust records, investment of trust property, handling conflicts of interest, and maintaining impartiality. At December 31, 2001, the trust department managed 700 accounts with aggregate assets of $265.4 million, of which the largest relationship totaled $11.5 million, or 4.3%, of the trust department's total assets. Trust fees were up $75,000, or 4.4%, to $1.8 million in 2001 from $1.7 million in 2000.

Government Banking

In 1998, Berkshire Bank began offering full service government banking for cities, towns and municipal school districts in western Massachusetts and southern Vermont. Berkshire Bank offers municipalities all aspects of financial advisory services for the sale of notes and bonds, actively working with bond counsel, rating agencies, consulting agencies and bond buyers. Additionally, Berkshire Bank offers a wide range of commercial deposit products and checking accounts, as well as the origination of payroll accounts. At December 31, 2001, Berkshire Bank was working with approximately 51 municipal entities. For 2001, government banking generated $117,000 of net fee income compared to $82,000 for 2000.

Personnel

As of December 31, 2001, Berkshire Bank had 259 full-time employees and 42 part-time employees. The employees are not represented by a collective bargaining unit and the Bank will strive to continue its strong relationship with its employees.

Subsidiary Activities

The following are descriptions of Berkshire Bank's active subsidiaries, all of which are wholly-owned except for Gold Leaf Capital Corporation which is majority-owned. All subsidiaries are incorporated in Massachusetts and are indirectly owned by Berkshire Hills.

G.B.S.B., Inc. G.B.S.B., Inc. was established in August 1990 to acquire and hold investment securities of a type that are permissible for banks to hold under applicable law. G.B.S.B., Inc. was qualified as a "securities corporation" for Massachusetts income tax purposes. Income earned by a qualifying securities corporation is generally entitled to special tax treatment from Massachusetts income tax. As of December 31, 2001, G.B.S.B., Inc. had assets totaling $48.7 million, consisting primarily of state and municipal bonds, and bank, utility and industrial stocks.

North Street Securities Corporation. North Street Securities Corporation ("North Street"), originally named GBSB Leasing Corporation, was established in January 1984 to acquire and hold investment securities of a type that are permissible for banks to hold under applicable law. North Street was qualified as a "securities corporation" for Massachusetts income tax purposes. Income earned by a qualifying securities corporation is generally entitled to special tax treatment from Massachusetts income tax. As of December 31, 2001, North Street had assets totaling $37.9 million, consisting primarily of corporate bonds and private label REMICs.

Gold Leaf Investment Services, Inc. Gold Leaf Investment Services, Inc., established in May 2000, began operations during the first quarter of 2001. Gold Leaf Investment Services, Inc. offers access to a full range of security brokerage services, including financial planning, professional money management, stocks, bonds, mutual funds, and annuities. These services are available through a partnership with UVEST Investment Services, a registered securities broker/dealer and member NASD/SIPC and are available in the Bank's branch network.

Gold Leaf Insurance Agency, Inc. Gold Leaf Insurance Agency, Inc., established in May 2000, began operations during the third quarter of 2000. Gold Leaf Insurance Agency, Inc. offers a full line of products including automobile, home, business, and life insurance.

Gold Leaf Capital Corporation. Gold Leaf Capital Corporation was established in April 2001 as a direct operating subsidiary of the Bank intended to satisfy the requirements to qualify for treatment as a real estate investment trust ("REIT"). The REIT was formed to invest in mortgage loans and mortgage-backed securities. Currently, Gold Leaf Capital has solely invested in mortgage loans originated by Berkshire Bank.

Excluding Berkshire Bank, the following are descriptions of Berkshire Hills' wholly-owned active subsidiaries. All of Berkshire Hills' subsidiaries, including Berkshire Bank, are incorporated in Massachusetts.

Berkshire Hills Funding Corporation. Berkshire Hills Funding Corporation was established in May 2000 as a general purpose funding vehicle for Berkshire Hills. Outside of cash, its sole asset is a loan to Berkshire Bank's Employee Stock Ownership Plan ("ESOP"). The proceeds of such loan were used to fund the ESOP trustee's purchase of Berkshire Hills common stock.

Berkshire Hills Technology, Inc. Berkshire Hills Technology, Inc., was established in May 2001 to invest in, own, and sell any type of business enterprise including, but not limited to, corporations and limited liability companies. In June 2001, along with a consortium of five other banks, Berkshire Hills Technology, Inc., announced its investment of $4.7 million in EastPoint Technologies, LLC. With all the banks having received the necessary approvals, the Company's equity interest in EastPoint equals 60.3%. EastPoint, headquartered in Bedford, New Hampshire, is a software and data processing provider for financial institutions.

REGULATION AND SUPERVISION

General

As a savings bank chartered by the Commonwealth of Massachusetts, Berkshire Bank is extensively regulated under state law with respect to many aspects of its banking activities by the Massachusetts Banking Commissioner. In addition, as a bank whose deposits are insured by the Federal Deposit Insurance Corporation through the Bank Insurance Fund, Berkshire Bank must pay deposit insurance assessments and is examined and supervised by the Federal Deposit Insurance Corporation. These laws and regulations have been established primarily for the protection of depositors, customers and borrowers of the Bank, not bank stockholders.

The Company is also required to file reports with, and otherwise comply with the rules and regulations of, the Office of Thrift Supervision, the Massachusetts Banking Commissioner and the Securities and Exchange Commission under the federal securities laws. The following discussion of the laws and regulations material to the operations of the Company and the Bank is a summary and is qualified in its entirety by reference to such laws and regulations.

The Bank and the Company, as a savings and loan holding company, are extensively regulated and supervised. Regulations, which affect the Bank on a daily basis, may be changed at any time, and the interpretation of the relevant law and regulations may also change because of new interpretations by the authorities who interpret those laws and regulations. Any change in the regulatory structure or the applicable statutes or regulations, whether by the Massachusetts Banking Commissioner, the State of Massachusetts, the Office of Thrift Supervision, the Federal Deposit Insurance Corporation or Congress, could have a material impact on the Company, the Bank and its operations.

Massachusetts Banking Laws and Supervision

Massachusetts savings banks are regulated and supervised by the Massachusetts Banking Commissioner. The Massachusetts Banking Commissioner is required to regularly examine each state-chartered bank. The approval of the Massachusetts Banking Commissioner is required to establish or close branches, to merge with another bank, to form a holding company, to issue stock or to undertake many other activities. Any Massachusetts bank that does not operate in accordance with the regulations, policies and directives of the Massachusetts Banking Commissioner may be sanctioned. The Massachusetts Banking Commissioner may suspend or remove directors, trustees or officers of a bank who have violated the law, conducted a bank's business in a manner which is unsafe, unsound or contrary to the depositors' interests, or been negligent in the performance of their duties. The Massachusetts Banking Commissioner may take possession of a Massachusetts bank if it shall appear that the bank has violated its charter or any law of the Commonwealth, is conducting its business in an unsafe or unauthorized manner, or has suspended payment of its obligations, or has impaired capital.

All Massachusetts-chartered savings banks are required to be members of the Depositors Insurance Fund and as such must pay its assessments. The Depositors Insurance Fund is a private deposit insurer which insures all deposits in member banks in excess of Federal Deposit Insurance Corporation deposit insurance limits. In addition, the Mutual Savings Central Fund, Inc. acts as a source of liquidity to its members in supplying them with low-cost funds, and purchasing qualifying obligations from them.

The powers which Massachusetts-chartered savings banks can exercise under these laws are summarized below.

Lending Activities. A Massachusetts-chartered savings bank may make a wide variety of mortgage loans. Fixed-rate loans, adjustable-rate loans, variable-rate loans, participation loans, graduated payment loans, construction and development loans, condominium and co-operative loans, second mortgage loans and other types of loans may be made in accordance with applicable regulations. Commercial loans may be made to corporations and other commercial enterprises with or without security. Consumer and personal loans may also be made with or without security. Loans to individual borrowers generally must be limited to 20% of the total of a bank's capital accounts and stockholders' equity.

Investments Authorized. Massachusetts-chartered savings banks have broad investment powers under Massachusetts law, including so-called "leeway" authority for investments that are not otherwise specifically authorized. The investment powers authorized under Massachusetts law are restricted by federal law to permit, in general, only investments of the kinds that would be permitted for national banks. Berkshire Bank has authority to invest in all of the classes of loans and investments that are permitted by its existing loan and investment policies.

Payment of Dividends. A savings bank may only pay dividends on its capital stock if such payment would not impair the bank's capital stock and surplus account. No dividends may be paid to stockholders of a bank if such dividends would reduce stockholders' equity of the bank below the amount of the liquidation account required by Massachusetts conversion regulations. Additionally, the Massachusetts Banking Commissioner may restrict the payment of dividends by a bank in the event that it was determined that such payment would result in safety and soundness concerns.

Parity Regulation. The Massachusetts regulation on parity with national banks establishes procedures allowing state-chartered banks to exercise additional or more flexible parallel powers granted to national banks under federal law which are not otherwise permitted under state law. The procedures and requirements for engaging in such activities range from an application process, expedited review and notice process to activities requiring no application or notice whatsoever. The applicable procedures and requirements vary according to the nature of the activity to be engaged in and the capitalization of the bank. Berkshire Bank is eligible to engage in certain of the above-referenced activities within the limits of the applicable requirements of Massachusetts regulation.

Federal Regulations

Capital Requirements. Under Federal Deposit Insurance Corporation regulations, federally insured state-chartered banks that are not members of the Federal Reserve System ("state non-member banks"), such as Berkshire Bank, are required to comply with minimum leverage capital requirements. For an institution determined by the Federal Deposit Insurance Corporation to not be anticipating or experiencing significant growth and to be in general a strong banking organization, rated composite 1 under the Uniform Financial Institutions Ranking System (the rating system) established by the Federal Financial Institutions Examination Council, the minimum capital leverage requirement is a ratio of Tier 1 capital to total assets of 3%. For all other institutions, the minimum leverage capital ratio is not less than 4%. Tier 1 capital is the sum of common stockholders' equity, non-cumulative perpetual preferred stock (including any related surplus) and minority investments in certain subsidiaries, less intangible assets (except for certain servicing rights and credit card relationships). Recent regulatory amendments also require the deduction from Tier I capital of a percentage of the carrying value of certain non-financial equity investments acquired after March 13, 2000 except for common and preferred stock and investment company investments held pursuant to grandfathered authority as discussed later. (See *Investment Activities*) Additionally, the FDIC may require an institution to maintain capital levels in excess of the minimum requirements in the event it is determined that due to the operations of the institution, additional capital is warranted for safety and soundness reasons.

Berkshire Bank must also comply with the Federal Deposit Insurance Corporation risk-based capital guidelines. The Federal Deposit Insurance Corporation guidelines require state non-member banks to maintain certain levels of regulatory capital in relation to regulatory risk-weighted assets. The ratio of regulatory capital to regulatory risk-weighted assets is referred to as Berkshire Bank's "risk-based capital ratio." Risk-based capital ratios are determined by allocating assets and specified off-balance sheet items to four risk-weighted categories ranging from 0% to 100%, with higher levels of capital being required for the categories perceived as representing greater risk. For example, under the Federal Deposit Insurance Corporation's risk-weighting system, cash and securities backed by the full faith and credit of the U.S. Government are given a 0% risk weight, loans secured by one- to four-family residential properties generally have a 50% risk weight and commercial loans have a risk weighting of 100%.

State non-member banks must maintain a minimum ratio of total capital to risk-weighted assets of at least 8%, of which at least one-half must be Tier 1 capital. Total capital consists of Tier 1 capital plus Tier 2 or supplementary capital items, which include allowances for loan losses in an amount of up to 1.25% of risk-weighted assets, cumulative preferred stock, a portion of the net unrealized gain on equity securities and other capital instruments. The includable amount of Tier 2 capital cannot exceed the amount of the institution's Tier 1 capital.

The Federal Deposit Insurance Corporation Improvement Act required each federal banking agency to revise its risk-based capital standards for insured institutions to ensure that those standards take adequate account of interest rate risk, concentration of credit risk, and the risk of nontraditional activities, as well as to reflect the actual performance and expected risk of loss on multi-family residential loans. The Federal Deposit Insurance Corporation, along with the other federal banking agencies, has adopted a regulation providing that the agencies will take into account the exposure of a bank's capital and economic value to changes in interest rate risk in assessing a bank's capital adequacy. Additionally, the Bank through its capital management and risk assessment policies may determine to maintain capital levels in excess of its regulatory required minimums. In this regard, with the recent performance and level of the Bank's sub-prime automobile loan portfolio, management considers the amount of such portfolios in determining the level of capital it believes to be adequate.

As a savings and loan holding company regulated by the Office of Thrift Supervision, Berkshire Hills is not, under current law, subject to any separate regulatory capital requirements.

Standards for Safety and Soundness. As required by statute, the federal banking agencies adopted final regulations and Interagency Guidelines Establishing Standards for Safety and Soundness to implement safety and soundness standards. The guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. The guidelines address internal controls and information systems, internal audit system, credit underwriting, loan documentation, interest rate risk exposure, asset growth, asset quality, earnings and compensation, and fees and benefits. If the appropriate federal banking agency determines that an institution fails to meet any standard prescribed by the guidelines, the agency may require the institution to submit to the agency an acceptable plan to achieve compliance with the standard.

Investment Activities

Since the enactment of the Federal Deposit Insurance Corporation Improvement Act, all state-chartered Federal Deposit Insurance Corporation insured banks, including savings banks, have generally been limited to activities as principal and equity investments of the type and in the amount authorized for national banks, notwithstanding state law. The Federal Deposit Insurance Corporation Improvement Act and the Federal Deposit Insurance Corporation permit exceptions to these limitations. For example, state chartered banks, such as Berkshire Bank, may, with Federal Deposit Insurance Corporation approval, continue to exercise state authority to invest in common or preferred stocks listed on a national securities exchange or the NASDAQ National Market and in the shares of an investment company registered under the Investment Company Act of 1940, as amended. In addition, the Federal Deposit Insurance Corporation is authorized to permit such institutions to engage in state authorized activities or investments that do not meet this standard (other than non-subsidiary equity investments) for institutions that meet all applicable capital requirements if it is determined that such activities or investments do not pose a significant risk to the Bank Insurance Fund. All non-subsidiary equity investments, unless otherwise authorized or approved by the Federal Deposit Insurance Corporation, must have been divested by December 19, 1996, under a Federal Deposit Insurance Corporation approved divestiture plan, unless such investments were grandfathered by the Federal Deposit Insurance Corporation. Berkshire Bank received grandfathered authority from the Federal Deposit Insurance Corporation in February 1993 to invest in listed stocks and/or registered shares. However, the maximum permissible investment is 100% of Tier 1 capital, as specified by the Federal Deposit Insurance Corporation's regulations, or the maximum amount permitted by Massachusetts law, whichever is less. The Federal Deposit Insurance Corporation also required that Berkshire Bank provide prior notice to the agency if it increases the holdings of listed stock and/or registered shares as a percentage of Tier 1 equity capital by 25%. Such grandfathered authority may be terminated upon the Federal Deposit Insurance Corporation's determination that such investments pose a safety and soundness risk to Berkshire Bank or if Berkshire Bank converts its charter or undergoes a change in control. As of December 31, 2001, Berkshire Bank had marketable equity securities with a market value of $39.8 million which were held under such grandfathering authority.

Interstate Banking and Branching

Beginning June 1, 1997, the Interstate Banking Act permitted the responsible federal banking agencies to approve merger transactions between banks located in different states, regardless of whether the merger would be prohibited under the law of the two states. The Interstate Banking Act also permitted a state to "opt in" to the provisions of the Interstate Banking Act before June 1, 1997, and permitted a state to "opt out" of the provisions of the Interstate Banking Act by adopting appropriate legislation before that date. Accordingly, beginning June 1, 1997, the Interstate Banking Act permitted a bank to acquire an institution by merger in a state other than Massachusetts unless the other state had opted out of the Interstate Banking Act. The Interstate Banking Act also authorizes *de novo* branching into another state if the host state enacts a law expressly permitting out of state banks to establish such branches within its borders.

Prompt Corrective Regulatory Action

Federal law requires, among other things, that federal bank regulatory authorities take "prompt corrective action" with respect to banks that do not meet minimum capital requirements. For these purposes, the law establishes five capital categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized.

The Federal Deposit Insurance Corporation has adopted regulations to implement the prompt corrective action legislation. An institution is deemed to be "well capitalized" if it has a total risk-based capital ratio of 10% or greater, a Tier 1 risk-based capital ratio of 6% or greater and a leverage ratio of 5% or greater. An institution is "adequately capitalized" if it has a total risk-based capital ratio of 8% or greater, a Tier 1 risk-based capital ratio of 4% or greater, and generally a leverage ratio of 4% or greater. An institution is "undercapitalized" if it has a total risk-based capital ratio of less than 8%, a Tier 1 risk-based capital ratio of less than 4%, or generally a leverage ratio of less than 4% (3% or less for institutions with the highest examination rating). An institution is deemed to be "significantly undercapitalized" if it has a total risk-based capital ratio of less than 6%, a Tier 1 risk-based capital ratio of less than 3%, or a leverage ratio of less than 3%. An institution is considered to be "critically undercapitalized" if it has a ratio of tangible equity (as defined in the regulations) to total assets that is equal to or less than 2%. As of December 31, 2001, Berkshire Bank met the conditions to be classified a "well capitalized" institution.

"Undercapitalized" banks must adhere to growth, capital distribution (including dividend) and other limitations and are required to submit a capital restoration plan. No institution may make a capital distribution, including payment as a dividend, if it would be "undercapitalized" after the payment. A bank's compliance with such plan is required to be guaranteed by any company that controls the undercapitalized institution in an amount equal to the lesser of 5% of the institution's total assets when deemed undercapitalized or the amount necessary to achieve the status of adequately capitalized. If an "undercapitalized" bank fails to submit an acceptable plan, it is treated as if it is "significantly undercapitalized." "Significantly undercapitalized" banks must comply with one or more of a number of additional restrictions, including but not limited to an order by the Federal Deposit Insurance Corporation to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets and cease receipt of deposits from correspondent banks or dismiss directors or officers, and restrictions on interest rates paid on deposits, compensation of executive officers and capital distributions by the parent holding company. "Critically undercapitalized" institutions must comply with additional sanctions including, subject to a narrow exception, the appointment of a receiver or conservator within 270 days after it obtains such status.

Transactions with Affiliates

Under current federal law, transactions between depository institutions and their affiliates are governed by Sections 23A and 23B of the Federal Reserve Act. In a holding company context, at a minimum, the parent holding company of a savings bank and any companies which are controlled by such parent holding company are affiliates of the savings bank. Generally, Section 23A limits the extent to which the savings bank or its subsidiaries may engage in "covered transactions" with any one affiliate to 10% of such savings bank's capital stock and surplus, and contains an aggregate limit on all such transactions with all affiliates to 20% of capital stock and surplus. The term "covered transaction" includes, among other things, the making of loans or other extensions of credit to an affiliate and the purchase of assets from an affiliate. Section 23A also establishes specific collateral requirements for loans or extensions of credit to, or guarantees, acceptances on letters of credit issued on behalf of an affiliate. Section 23B requires that covered transactions and a broad list of other specified transactions be on terms substantially the same, or no less favorable, to the savings bank or its subsidiary as similar transactions with non-affiliates.

Further, Section 22(h) of the Federal Reserve Act restricts an institution with respect to loans to directors, executive officers, and principal stockholders ("insiders"). Under Section 22(h), loans to insiders and their related interests may not exceed, together with all other outstanding loans to such persons and affiliated entities, the institution's total capital and surplus. Loans to insiders above specified amounts must receive the prior approval of the board of directors. Further, under Section 22(h), loans to directors, executive officers and principal shareholders must be made on terms substantially the same as offered in comparable transactions to other persons, except that such insiders may receive preferential loans made under a benefit or compensation program that is widely available to Berkshire Bank's employees and does not give preference to the insider over the employees. Section 22(g) of the Federal Reserve Act places additional limitations on loans to executive officers.

Enforcement

The Federal Deposit Insurance Corporation has extensive enforcement authority over insured savings banks, including the Bank. This enforcement authority includes, among other things, the ability to assess civil money penalties, to issue cease and desist orders and to remove directors and officers. In general, these enforcement actions may be initiated in response to violations of laws and regulations and unsafe or unsound practices.

The Federal Deposit Insurance Corporation has authority under Federal law to appoint a conservator or receiver for an insured bank under limited circumstances. The Federal Deposit Insurance Corporation is required, with certain exceptions, to appoint a receiver or conservator for an insured state non-member bank if that bank was "critically undercapitalized" on average during the calendar quarter beginning 270 days after the date on which the institution became "critically undercapitalized." (See *Prompt Corrective Regulatory Action*) The Federal Deposit Insurance Corporation may also appoint itself as conservator or receiver for an insured state non-member institution under specific circumstances on the basis of the institution's financial condition or upon the occurrence of other events, including: (1) insolvency; (2) substantial dissipation of assets or earnings through violations of law or unsafe or unsound practices; (3) existence of an unsafe or unsound condition to transact business; and (4) insufficient capital, or the incurring of losses that will deplete substantially all of the institution's capital with no reasonable prospect of replenishment without federal assistance.

Insurance of Deposit Accounts

The Federal Deposit Insurance Corporation has adopted a risk-based insurance assessment system. The Federal Deposit Insurance Corporation assigns an institution to one of three capital categories based on the institution's financial information consisting of (1) well capitalized, (2) adequately capitalized or (3) undercapitalized, and one of three supervisory subcategories within each capital group. The supervisory subgroup to which an institution is assigned is based on a supervisory evaluation provided to the Federal Deposit Insurance Corporation by the institution's primary federal regulator and information which the Federal Deposit Insurance Corporation determines to be relevant to the institution's financial condition and the risk posed to the deposit insurance funds. An institution's assessment rate depends on the capital category and supervisory category to which it is assigned. Assessment rates for insurance fund deposits currently range from 0 basis points for the strongest institution to 27 basis points for the weakest. Bank Insurance Fund members are also required to assist in the repayment of bonds issued by the Financing Corporation in the late 1980's to recapitalize the Federal Savings and Loan Insurance Corporation. Effective January 1, 2000, full pro rata sharing of the payments between Bank Insurance Fund members and Savings Association Insurance Fund members commenced. Financing corporation payments approximated 1.9 basis points of assessable deposits for the year. The Federal Deposit Insurance Corporation is authorized to raise the assessment rates. The Federal Deposit Insurance Corporation has exercised this authority several times in the past and may raise insurance premiums in the future. If such action is taken by the Federal Deposit Insurance Corporation, it could have an adverse effect on the earnings of the Bank.

The Federal Deposit Insurance Corporation may terminate insurance of deposits if it finds that the institution is in an unsafe or unsound condition to continue operations, has engaged in unsafe or unsound practices, or has violated any applicable law, regulation, rule, order or condition imposed by the Federal Deposit Insurance Corporation. The management of the Bank does not know of any practice, condition or violation that might lead to termination of deposit insurance.

Berkshire Bank, as a member of the Depositors Insurance Fund, is also subject to its assessments. (See *Massachusetts Banking Laws and Supervision)*

Federal Reserve System

The Federal Reserve Board regulations require depository institutions to maintain noninterest-earning reserves against their transaction accounts (primarily NOW and regular checking accounts). The Federal Reserve Board regulations currently require that reserves be maintained against aggregate transaction accounts as follows: for that portion of transaction accounts aggregating $41.3 million less an exemption of $5.7 million (which may be adjusted by the Federal Reserve Board) the reserve requirement is 3%; and for accounts greater than $41.3 million, the reserve requirement is $1.1 million plus 10% (which may be adjusted by the Federal Reserve Board between 8% and 14%) against that portion of total transaction accounts in excess of $41.3 million. The Bank is in compliance with these requirements.

Community Reinvestment Act

Under the Community Reinvestment Act, as implemented by Federal Deposit Insurance Corporation regulations, a state non-member bank has a continuing and affirmative obligation consistent with its safe and sound operation to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The Community Reinvestment Act neither establishes specific lending requirements or programs for financial institutions nor limits an institution's discretion to develop the types of products and services that it believes are best suited to its particular community. The Community Reinvestment Act requires the Federal Deposit Insurance Corporation, in connection with its examination of an institution, to assess the institution's record of meeting the credit needs of its community and to consider such record when it evaluates applications made by such institution. The Community Reinvestment Act requires public disclosure of an institution's Community Reinvestment Act rating. Berkshire Bank's latest Community Reinvestment Act rating received from the Federal Deposit Insurance Corporation was "Outstanding."

The Bank is also subject to similar obligations under Massachusetts law which has an additional CRA rating category. The Massachusetts Community Reinvestment Act requires the Massachusetts Banking Commissioner to consider a bank's Massachusetts Community Reinvestment Act rating when reviewing a bank's application to engage in certain transactions, including mergers, asset purchases and the establishment of branch offices or automated teller machines, and provides that such assessment may serve as a basis for the denial of such application. Berkshire Bank's latest Massachusetts Community Reinvestment Act received from the Massachusetts Division of Banks was "Outstanding."

Federal Home Loan Bank System

The Bank is a member of the Federal Home Loan Bank System, which consists of 12 regional Federal Home Loan Banks. The Federal Home Loan Bank provides a central credit facility primarily for member institutions. Berkshire Bank, as a member of the Federal Home Loan Bank of Boston, is required to acquire and hold shares of capital stock in the Federal Home Loan Bank of Boston in an amount at least equal to 1% of the aggregate principal amount of its unpaid residential mortgage loans and similar obligations at the beginning of each year, or 1/20 of its advances (borrowings) from the Federal Home Loan Bank of Boston, whichever is greater. Berkshire Bank was in compliance with this requirement with an investment in Federal Home Loan Bank of Boston stock at December 31, 2001 of $7.0 million.

The Federal Home Loan Banks are required to provide funds for certain purposes including contributing funds for affordable housing programs. These requirements could reduce the amount of dividends that the Federal Home Loan Banks pay to their members and result in the Federal Home Loan Banks imposing a higher rate of interest on advances to their members. For the years ended 2001, 2000, 1999, 1998 and 1997, cash dividends from the Federal Home Loan Bank of Boston to Berkshire Bank amounted to approximately $303,560, $332,700, $180,900, $163,600, and $155,000, respectively. Further, there can be no assurance that the impact of recent or future legislation on the Federal Home Loan Banks will not also cause a decrease in the value of the Federal Home Loan Bank stock held by the Bank.

Holding Company Regulation

Federal law allows a state savings bank that qualifies as a "Qualified Thrift Lender," discussed below, to elect to be treated as a savings association for purposes of the savings and loan holding company provisions of the Home Owners' Loan Act. Such election allows its holding company to be regulated as a savings and loan holding company by the Office of Thrift Supervision rather than as a bank holding company by the Federal Reserve Board. The Bank made such election and the Company is a non-diversified savings and loan holding company within the meaning of the Home Owners' Loan Act. The Company is registered with the Office of Thrift Supervision and has adhered to the Office of Thrift Supervision's regulations and reporting requirements. In addition, the Office of Thrift Supervision may examine and supervise the Company and the Office of Thrift Supervision has enforcement authority over the Company and its non-savings institution subsidiaries. Among other things, this authority permits the Office of Thrift Supervision to restrict or prohibit activities that are determined to be a serious risk to the subsidiary savings institution. Additionally, the Bank is required to notify the Office of Thrift Supervision at least 30 days before declaring any dividend to the Company. By regulation, the Office of Thrift Supervision may restrict or prohibit the Bank from paying dividends.

The Company is a unitary savings and loan holding company under federal law because the Bank is its only insured subsidiary. Formerly, a unitary savings and loan holding company was not restricted as to the types of business activities in which it could engage, provided that its subsidiary savings association continued to be a qualified thrift lender. The Gramm-Leach-Bliley Act of 1999, however, restricts unitary savings and loan holding companies not existing or applied for before May 4, 1999 to activities permissible for a financial holding company as defined under the legislation, including insurance and securities activities, and those permitted for a multiple savings and loan holding company as described below. The Company is subject to these activities restrictions. Upon any non-supervisory acquisition by the Company of another savings association as a separate subsidiary, the Company would become a multiple savings and loan holding company. The Home Owners' Loan Act limits the activities of a multiple savings and loan holding company and its non-insured institution subsidiaries primarily to activities permissible for financial holding company's activities permissible for bank holding companies under Section 4(c)(8) of the Bank Holding Company Act, provided the prior approval of the Office of Thrift Supervision is obtained, and to other activities authorized by Office of Thrift Supervision regulation. Multiple savings and loan holding companies are generally prohibited from acquiring or retaining more than 5% of a non-subsidiary company engaged in activities other than those permitted by the Home Owners' Loan Act.

The Home Owners' Loan Act prohibits a savings and loan holding company from, directly or indirectly, acquiring more than 5% of the voting stock of another savings association or savings and loan holding company or from acquiring such an institution or company by merger, consolidation or purchase of its assets, without prior written approval of the Office of Thrift Supervision. In evaluating applications by holding companies to acquire savings associations, the Office of Thrift Supervision considers the financial and managerial resources and future prospects of Berkshire Hills and the institution involved, the effect of the acquisition on the risk to the insurance funds, the convenience and needs of the community and competitive factors.

The Office of Thrift Supervision is prohibited from approving any acquisition that would result in a multiple savings and loan holding company controlling savings institutions in more than one state, except: (1) interstate supervisory acquisitions by savings and loan holding companies; and (2) the acquisition of a savings institution in another state if the laws of the state of the target savings institution specifically permit such acquisitions.

To be regulated as a savings and loan holding company by the Office of Thrift Supervision (rather than as a bank holding company by the Federal Reserve Board), the Bank must qualify as a Qualified Thrift Lender. To qualify as a Qualified Thrift Lender, the Bank must maintain compliance with the test for a "domestic building and loan association," as defined in the Internal Revenue Code, or with a Qualified Thrift Lender Test. Under the Qualified Thrift Lender Test, a savings institution is required to maintain at least 65% of its "portfolio assets" (total assets less: (1) specified liquid assets up to 20% of total assets; (2) intangibles, including goodwill; and (3) the value of property used to conduct business) in certain "qualified thrift investments" (primarily residential mortgages and related investments, including certain mortgage-backed and related securities) in at least 9 months out of each 12 month period. As of December 31, 2001 Berkshire Bank maintained 72.4% of its portfolio assets in qualified thrift investments.

Massachusetts Holding Company Regulation. In addition to the federal holding company regulations, a bank holding company organized or doing business in Massachusetts must comply with any regulation under the Massachusetts law. The term "bank holding company," for the purposes of Massachusetts law, is defined generally to include any company which, directly or indirectly, owns, controls or holds with power to vote more than 25% of the voting stock of each of two or more banking institutions, including commercial banks and state co-operative banks, savings banks and savings and loan associations and national banks, federal savings banks and federal savings and loan associations. In general, a holding company controlling, directly or indirectly, only one banking institution will not be deemed to be a bank holding company for the purposes of Massachusetts law. Under Massachusetts law, the prior approval of the Board of Bank Incorporation is required before: any company may become a bank holding company; any bank holding company acquires direct or indirect ownership or control of more than 5% of the voting stock of, or all or substantially all of the assets of, a banking institution; or any bank holding company merges with another bank holding company. Although the Company is not a bank holding company for purposes of Massachusetts law, any future acquisition of ownership, control, or the power to vote 25% or more of the voting stock of another banking institution or bank holding company would cause it to become such. The Company has no current plan or arrangement to acquire ownership or control, directly or indirectly, of 25% or more of the voting stock of another banking institution.

Federal Securities Laws

The Company's common stock is registered with the Securities and Exchange Commission under the Exchange Act. The Company is subject to the information, proxy solicitation, insider trading restrictions and other requirements under the Exchange Act.

Shares of the common stock purchased by persons who are not affiliates of the Company may be resold without registration. The resale restrictions of Rule 144 under the Securities Act govern shares purchased by an affiliate of the Company. If the Company meets the current public information requirements of Rule 144 under the Securities Act, each affiliate of the Company who complies with the other conditions of Rule 144 (including those that require the affiliate's sale to be aggregated with those of other persons) would be able to sell in the public market, without registration, a number of shares not to exceed, in any three-month period, the greater of (1) 1% of the outstanding shares of the Company or (2) the average weekly volume of trading in such shares during the preceding four calendar weeks. Provision may be made in the future by the Company to permit affiliates to have their shares registered for sale under the Securities Act under specific circumstances.

FEDERAL AND STATE TAXATION ON INCOME

Federal Income Taxation

General. The Company and the Bank report their income on a calendar year basis using the accrual method of accounting. The federal income tax laws apply to the Company and the Bank in the same manner as to other corporations with some exceptions, including particularly the Bank's reserve for bad debts discussed below. The following discussion of tax matters is intended only as a summary and does not purport to be a comprehensive description of the tax rules applicable to the Bank or the Company. The Bank's federal income tax returns have been either audited or closed under the statute of limitations through tax year 1999. For its 2001 tax year, Berkshire Bank's maximum federal income tax rate was 35%.

Bad Debt Reserves. For fiscal years beginning before December 31, 1995, thrift institutions which qualified under certain definitional tests and other conditions of the Internal Revenue Code of 1986, as amended, were permitted to use certain favorable provisions to calculate their deductions from taxable income for annual additions to their bad debt reserve. A reserve could be established for bad debts on qualifying real property loans, generally secured by interests in real property improved or to be improved, under the percentage of taxable income method or the experience method. The reserve for non-qualifying loans was computed using the experience method.

Federal legislation enacted in 1996 repealed the reserve method of accounting for bad debts and the percentage of taxable income method for tax years beginning after 1995 and required savings institutions to recapture or take into income certain portions of their accumulated bad debt reserves. Approximately $844,000 of the Bank's accumulated bad debt reserves would not be recaptured into taxable income unless the Bank makes a "nondividend distribution" to the Company as described below.

Distributions. If the Bank makes "nondividend distributions" to the Company, they will be considered to have been made from the Bank's unrecaptured tax bad debt reserves, including the balance of its reserves as of December 31, 1987, to the extent of the "nondividend distributions," and then from the Bank's supplemental reserve for losses on loans, to the extent of those reserves, and an amount based on the amount distributed, but not more than the amount of those reserves, will be included in the Bank's taxable income. Nondividend distributions include distributions in excess of the Bank's current and accumulated earnings and profits, as calculated for federal income tax purposes, distributions in redemption of stock, and distributions in partial or complete liquidation. Dividends paid out of the Bank's current or accumulated earnings and profits will not be so included in the Bank's taxable income.

The amount of additional taxable income triggered by a nondividend is an amount that, when reduced by the tax attributable to the income, is equal to the amount of the distribution. Therefore, if the Bank makes a nondividend distribution to the Company, approximately one and one-half times the amount of the distribution not in excess of the amount of the reserves would be includable in income for federal income tax purposes, assuming a 35% federal corporate income tax rate. The Bank does not intend to pay dividends that would result in a recapture of any portion of its bad debt reserves.

State Taxation

Massachusetts Taxation. The Massachusetts excise tax rate for savings banks is currently 10.5% of federal taxable income, adjusted for certain items. Taxable income includes gross income as defined under the Internal Revenue Code, plus interest from bonds, notes and evidences of indebtedness of any state, including Massachusetts, less deductions, but not the credits, allowable under the provisions of the Internal Revenue Code, except no deduction is allowed for taxes paid to the state which are based on income. Carryforwards and carrybacks of net operating losses are not allowed.

A financial institution or business corporation is generally entitled to special tax treatment as a "securities corporation," provided that: (a) its activities are limited to buying, selling, dealing in or holding securities on its own behalf and not as a broker; and (b) it has applied for, and received, classification as a "securities corporation" by the Commissioner of the Massachusetts Department of Revenue. A securities corporation that is also a bank holding company under the Code must pay a tax equal to 0.33% of its gross income. A securities corporation that is not a bank holding company under the Code must pay a tax equal to 1.32% of its gross income. Two of the Bank's subsidiaries, North Street Securities Corporation and G.B.S.B., Inc., are Massachusetts securities corporations.

Delaware Taxation. As a Delaware holding company not earning income in Delaware, the Company is exempted from Delaware Corporate income tax but is required to file an annual report with and pay an annual franchise tax to the State of Delaware.

ITEM 1A. EXECUTIVE OFFICERS OF THE REGISTRANT

The following table sets forth certain information regarding the executive officers of Berkshire Hills and Berkshire Bank.

Name	Age[1]	Position
James A. Cunningham, Jr.	51	President and Chief Executive Officer
Robert A. Wells	62	Chairman of the Board
Michael P. Daly	40	Executive Vice President
Charles F. Plungis, Jr.	50	Senior Vice President, Treasurer and Chief Financial Officer
Susan M. Santora	48	Executive Vice President

[1] As of December 31, 2001.

The executive officers are elected annually and hold office until their successors have been elected and qualified or until they are removed or replaced.

Biographical Information

James A. Cunningham, Jr. serves as President and Chief Executive Officer of the Company and Berkshire Bank. Mr. Cunningham was President and Chief Executive Officer of Great Barrington Savings Bank prior to its merger with Berkshire County Savings Bank in May 1997.

Robert A. Wells is Chairman of the Board of the Company and Berkshire Bank. Mr. Wells served as President and Chief Executive Officer of Berkshire County Savings Bank prior to its merger with Great Barrington Savings Bank in May 1997.

Michael P. Daly is Executive Vice President of the Company and Executive Vice President and Senior Loan Officer of Berkshire Bank. Before being named to these positions, Mr. Daly served as Senior Vice President of Commercial Banking. Prior to the merger of Berkshire County Savings Bank and Great Barrington Savings Bank in May 1997, Mr. Daly was in charge of commercial lending, consumer lending and operations at Berkshire County Savings Bank.

Charles F. Plungis, Jr. is Senior Vice President, Treasurer and Chief Financial Officer of the Company and Berkshire Bank. Prior to the merger of Berkshire County Savings Bank and Great Barrington Savings Bank, Mr. Plungis was Senior Vice President and Treasurer of Great Barrington Savings Bank.

Susan M. Santora is Executive Vice President of the Company and Executive Vice President of Retail Banking of Berkshire Bank. Prior to the merger of Berkshire County Savings Bank and Great Barrington Savings Bank in May 1997, Ms. Santora was Vice President of Great Barrington Savings Bank.

ITEM 2. PROPERTIES

The Company and the Bank currently conducts their business through the main office located in Pittsfield, Massachusetts, and 11 other full service banking offices and one other facility listed below. The Company and the Bank believe that their facilities are adequate to meet their present and immediately foreseeable needs.

Location	Lease Or Own	Original Year Leased or Acquired	Date of Lease Expiration	Net Book Value of Property or Leasehold Improvements at December 31, 2001
				(In thousands)
Main Office:				
24 North Street Pittsfield, Massachusetts	Own	1898	—	$1,638
Banking Offices:				
244 Main Street Great Barrington, Massachusetts	Own	1950	—	884
103 North Main Street Sheffield, Massachusetts	Own	1966	—	199
Old Town Hall 43 East Street Pittsfield, Massachusetts	Lease	1969	2030	491

Location	Lease Or Own	Original Year Leased or Acquired	Date of Lease Expiration	Net Book Value of Property or Leasehold Improvements at December 31, 2001
				(In thousands)
2 Depot Street W. Stockbridge, Massachusetts	Own	1975	—	101
165 Elm Street Pittsfield, Massachusetts	Own	1977	—	291
255 Stockbridge Road Great Barrington, Massachusetts	Own	1985	—	254
37 Main Street North Adams, Massachusetts	Lease	1985	2005[1]	360
1 Park Street Lee, Massachusetts	Own	1991	—	223
32 Main Street Stockbridge, Massachusetts	Own	1991	—	290
66 West Street Pittsfield, Massachusetts	Lease	1998	2009[2]	89
Allendale Shopping Center 39 Cheshire Road Pittsfield, Massachusetts	Lease	2001	2021[3]	1,260
Other Office				
66 Allen Street [4] Pittsfield, Massachusetts	Own	1999	—	2,294

[1] Berkshire Bank has one option to renew for ten years.

[2] Berkshire Bank has two options to renew each for an additional five-year period.

[3] Berkshire Bank has four options to renew each for an additional five-year period.

[4] This facility houses Berkshire Bank's Commercial Lending Division, Investment Department, Asset Management/Trust Department and Government Banking Program.

ITEM 3. LEGAL PROCEEDINGS

Periodically, there have been various claims and lawsuits involving the Bank, such as claims to enforce liens, condemnation proceedings on properties in which the Bank holds security interests, claims involving the making and servicing of real property loans and other issues incident to the Bank's business. The Company is not a party to any pending legal proceedings that it believes would have a material adverse effect on the financial condition or operations of the Company.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Common Stock is traded on the American Stock Exchange under the symbol "BHL." As of February 28, 2002, the Company had approximately 1,511 holders of record. The following table sets forth, for the quarters indicated, the high and low sales price for the Common Stock and the dividends paid. The Company's common stock began trading on June 28, 2000. The Company is subject to the requirements of Delaware law, which generally limits dividends to an amount equal to the excess of the net assets of the Company (the amount by which total assets exceed total liabilities) over its statutory capital or, if there is no excess, to its net profits for the current and/or immediately preceding fiscal year.

	For the Year Ended December 31, 2001			
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
High	$20.25	$19.90	$18.75	$18.65
Low	$17.85	$16.75	$17.10	$15.13
Dividend Paid	$ 0.11	$ 0.11	$ 0.11	$ 0.10

	For the Year Ended December 31, 2000			
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
High	$16.00	$14.88	$12.75	N/A
Low	$13.00	$12.56	$12.25	N/A
Dividend Paid	$ 0.10	N/A	N/A	N/A

The Company has derived the following selected consolidated financial and other data of the Company and the Bank in part from the consolidated financial statements and notes appearing elsewhere in this Form 10-K. The data as of December 31, 2001 and 2000 are derived from the audited consolidated financial statements for Berkshire Hills Bancorp and Berkshire Bank. The data as of December 31, 1999, 1998 and 1997 and for the years then ended are derived from the audited consolidated financial statements of Berkshire Bancorp and Berkshire Bank.

	At or For the Years Ended December 31,				
	2001	2000	1999	1998	1997
	(In thousands except per share date)				
Selected Financial Data:					
Total assets	$1,030,701	$1,011,340	$841,651	$780,289	$637,346
Loans, net	791,920	783,405	665,554	599,171	491,743
Investment securities:					
Available for sale	104,446	99,309	93,084	93,774	71,778
Held to maturity	33,263	32,238	17,014	23,780	34,675
Federal Home Loan Bank stock	7,027	5,651	3,843	2,547	2,547
Savings Bank Life Insurance stock	2,043	2,043	2,043	2,043	2,043
Deposits [1]	742,729	729,594	680,767	647,122	539,061
Federal Home Loan Bank advances	133,964	101,386	58,928	29,590	6,880
Repurchase agreements	1,890	2,030	1,120	7,000	5,070
Total stockholders' equity	139,323	161,322	88,352	84,201	75,317
Real estate owned	—	50	220	398	364
Nonperforming loans	2,702	2,869	2,841	3,490	2,156
Selected Operating Data:					
Total interest and dividend income	$75,796	$71,018	$58,468	$52,495	$48,423
Total interest expense	33,560	33,468	26,922	24,182	22,290
Net interest income	42,236	37,550	31,546	28,313	26,133
Provision for loan losses	7,175	3,170	3,030	2,055	1,477
Net interest income after provision for loan losses	35,061	34,380	28,516	26,258	24,656
Noninterest income:					
Service charges and fees	4,187	3,743	3,405	2,568	2,440
Gain on sales and dispositions of securities, net	268	423	491	425	2,653
Other	6,093 [2]	580	402	300	512
Total noninterest income	10,548	4,746	4,298	3,293	5,605
Total noninterest expense	32,349	32,184	25,196	22,359	26,066
Income before income taxes	13,260	6,942	7,618	7,192	4,195
Income taxes	4,349	2,360	1,995	2,768	1,692
Net income	$ 8,911	$ 4,582	$ 5,623	$ 4,424	$ 2,503
Dividends per share	$ 0.43	$ 0.10	N/A	N/A	N/A
Earnings per share					
Basic	$ 1.42	N/A	N/A	N/A	N/A
Diluted	$ 1.35	N/A	N/A	N/A	N/A
Book value per share	$ 21.68	$ 21.02	N/A	N/A	N/A

	At or For the Years Ended December 31,				
	2001	2000	1999	1998	1997
Selected Operating Ratios and Other Data [3]:					
Performance Ratios:					
Average yield on interest-earning assets	7.80%	8.04%	7.65%	7.83%	8.10%
Average rate paid on interest-bearing liabilities	4.25	4.64	4.15	4.36	4.45
Interest rate spread [4]	3.55	3.40	3.50	3.47	3.65
Net interest margin [5]	4.35	4.25	4.13	4.22	4.37
Interest-bearing assets to interest-bearing liabilities	123.04	122.53	117.75	120.94	119.44
Net interest income after provision for loan losses to noninterest expense	108.39	106.82	113.18	117.44	94.59
Noninterest expense as a percent of average assets	3.13	3.44	3.09	3.19	4.16
Return on average assets [6]	0.86	0.49	0.69	0.63	0.40
Return on average equity [7]	5.74	3.72	6.51	5.56	3.54
Average equity to average assets	15.00	13.15	10.59	11.34	11.30
Dividend payout ratio [8]	30.28	N/A	N/A	N/A	N/A
Efficiency ratio [9]	61.60	76.86	71.27	71.71	89.62
Regulatory Capital Ratios:					
Tier 1 capital to average assets	11.02	14.54	7.91	7.79	9.80
Total capital to risk-weighted assets	15.73	20.15	12.90	13.04	13.46
Asset Quality Ratios:					
Nonperforming loans as a percent of total loans [10]	0.34	0.36	0.42	0.58	0.43
Nonperforming assets as a percent of total assets [11]	0.26	0.29	0.36	0.50	0.40
Allowance for loan losses as a percent of total loans	1.37	1.29	1.27	1.25	1.22
Allowance for loan losses as a percent of nonperforming loans	408.36	356.08	300.39	217.45	281.91
Net loans charged-off as a percent of interest-earning loans	0.79	0.19	0.31	0.09	0.34

(1) Includes mortgagors' escrow accounts.

(2) Consists primarily of license fees of $1.3 million, license sales of $2.1 million and gain on curtailment of defined benefit pension plan of $2.2 million.

(3) Regulatory Capital and Asset Quality Ratios are end of period ratios. Performance Ratios for 2001, 2000, 1999 and 1998 are based on daily averages. Performance Ratios for 1997 are based on monthly averages.

(4) Difference between weighted average yield on interest-earning assets and weighted average cost of interest-bearing liabilities.

(5) Net interest income as a percentage of average interest-earning assets.

(6) Net income divided by average total assets.

(7) Net income divided by average total equity.

(8) Dividends per share divided by basic earnings per share. Comparable figures for 2000, 1999, 1998, 1997 are not available as the Company began paying dividends in the fourth quarter of 2000.

(9) Operating expenses divided by net interest income plus other income less gain on sale of securities.

(10) Nonperforming loans consist of nonaccrual loans.

(11) Nonperforming assets consist of nonaccrual loans and real estate owned.

General

Management's discussion and analysis of financial condition and results of operations is intended to assist in understanding the financial condition and results of operations of the Company. The information contained in this section should be read in conjunction with the consolidated financial statements and accompanying notes contained in this report.

Forward-Looking Statements

This Annual Report on Form 10-K contains certain forward-looking statements which are based on certain assumptions and describe future plans, strategies and expectations of the Company. These forward-looking statements are generally identified by use of the words "believe," "expect," "intend," "anticipate," "estimate," "project," or similar expressions. The Company's ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse effect on the operations of the Company and the subsidiaries include, but are not limited to, changes in interest rates, general economic conditions, legislative/regulatory changes, monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board, the quality or composition of the loan or investment portfolios, demand for loan products, deposit flows, competition, demand for financial services in the Company's market area and accounting principles and guidelines. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. The Company does not undertake — and specifically disclaims any obligation — to publicly release the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

Operating Strategy

The Bank is an independent, community-oriented savings bank, delivering quality customer service and offering a wide range of deposit, loan and investment products to its customers. In recent years, the Bank's strategy has been to enhance profitability through controlled balance sheet growth by emphasizing the origination of real estate mortgages, commercial loans, home equity loans and automobile loans, increasing sources of noninterest income and by improving operating efficiencies while managing its capital position and limiting its credit and interest rate risk exposure. To accomplish these objectives, the Bank has sought to:

- Operate as a full service community bank by expanding the services and products it offers.
- Provide superior customer service and innovative products by increasing the functionality of its ATM network and expanding the capability of its call center.
- Increase fee income by broadening non-depository product offerings and services, including the offering of insurance products through an insurance agency beginning in 2000 and the expansion of its trust services through the operation of an investment services subsidiary in 2001.
- Continue to increase its emphasis on high quality commercial and consumer loans to maintain the yields earned on its overall loan portfolio, without incurring unacceptable credit risk.
- Control credit risk by continuing to employ conservative underwriting standards to minimize the level of new problem assets.
- Manage interest rate risk by emphasizing investments in shorter-term loans and investment securities.
- Invest primarily in debt instruments and money market type equity investments to provide adequate liquidity, to meet cash flow needs and to earn a reasonable return on investment.

In 2001, as part of the Bank's effort to enhance its risk management practices and lower its indirect automobile loan exposure, the Bank began to reduce its emphasis on the origination of automobile loans and in particular, sub-prime indirect automobile loans. Berkshire Bank intends to continue to implement this strategy throughout 2002.

Total assets increased $19.4 million, or 1.9%, to $1.03 billion at December 31, 2001 from $1.01 billion at December 31, 2000. Loan growth accounted for approximately half the increase as total loans grew to $803.0 million at the end of December 2001 compared to $793.4 million at the end of December 2000 as commercial mortgage loans and construction loans were the fastest growing segments of the loan portfolio. Commercial mortgage and construction loans, mainly loans to retirement/assisted living facilities and various hotels, motels and bed and breakfasts throughout Berkshire County, rose $29.5 million, or 37.8%, to $107.7 million in 2001 from $78.2 million in 2000. These increases were somewhat offset by declines in one-to four-family mortgage loans and automobile loans. One-to four-family mortgage loans totaled $240.9 million at the end of 2001, an $8.6 million, or 3.4%, decrease from 2000's year end figure. A very competitive local marketplace coupled with the Bank's decision to sell to a third party all newly originated fixed rate mortgages accounted for the reduction. Automobile loan balances declined $14.7 million, or 6.4%, to $216.0 million at December 31, 2001 from $230.6 million at December 31, 2000 as the Company sold $11.7 million of automobile loans in 2001 and continued its strategy to reduce the level of lower quality indirect automobile loans in its portfolio and focus its origination efforts on higher quality automobile loans. Commercial loans showed a small increase despite 2001's economic slowdown, rising $3.3 million, or 2.0%, to $170.2 million at the end of 2001 from $167.0 million at the end of 2000.

The securities portfolio also increased in 2001, accounting for most of the other half of total asset growth. Excluding Federal Home Loan Bank stock and Savings Bank Life Insurance ("SBLI") stock, total securities increased $6.2 million, or 4.7%, to $137.7 million at December 31, 2001 from $131.5 million at December 31, 2000. Due to increased borrowings from the Federal Home Loan Bank of Boston, FHLB stock increased $1.4 million to $7.0 million. Cash and due from banks decreased $4.2 million to $22.7 million at the end of 2001 with $2.8 million being shifted into short term investments. Short term investments totaled $19.5 million at December 31, 2001 as compared to $16.7 million at December 31, 2000.

Nonperforming loans totaled $2.7 million at December 31, 2001 just below the $2.9 million at December 31, 2000. The change was due to an increase in nonaccruing commercial loans offset by a decrease in nonaccruing consumer loans. Nonaccruing commercial loans were $2.1 million on December 31, 2001, an increase of $1.6 million, or 345.7%, from $466,000 on December 31, 2000, reflecting a weakening national and local economy. In 2001, the Bank initiated a more aggressive charge-off policy for automobile loans whereby all automobile loans that were 120 days or more past due, except for those customers who are in bankruptcy proceedings, were charged-off. In addition, the Bank established a new classification for automobile loans that were 90 days or more past due but still accruing interest. Automobile loans in the amount of $1.3 million were 90 days or more past due and still accruing interest at the end of 2001. As a result of these changes, consumer nonaccruing loans were $315,000 at the end of 2001, a $1.7 million, or 84.4%, decrease from $2.0 million at the end of 2000. The ratio of nonperforming loans to total loans for 2001 and 2000 were 0.34% and 0.36%, respectively.

Goodwill and other intangible assets were $10.6 million at the end of 2001, a $4.3 million, or 69.2%, increase from 2000's $6.3 million figure as the Company purchased a controlling interest in EastPoint Technologies, LLC., a software and data processing provider for financial institutions, in June 2001.

Other assets declined $891,000, or 4.4%, to $19.2 million at December 31, 2001 from $20.1 million at December 31, 2000. Decreases of $1.4 million in prepaid dealer reserves and $628,000 in repossessed vehicles were partially offset by increases of $354,000 in the value of bank-owned life insurance and $808,000 in other items. Prepaid dealer reserves, the amount Berkshire Bank compensates the originator of an indirect automobile loan, declined as the Bank implemented its aforementioned strategy of reducing emphasis on indirect automobile loans. The total value of repossessed vehicles fell in 2001 due to declining used car prices and lowered valuations placed on vehicles repossessed by the Bank. Repossessed vehicles are priced at net realizable value including deductions made for expenses necessary to prepare the vehicle for sale.

Total interest bearing liabilities increased $31.8 million, or 4.2%, to $795.8 million at December 31, 2001 from $764.0 million at December 31, 2000 as both interest bearing deposits and Federal Home Loan Bank of Boston borrowings increased during the year. Interest bearing deposits grew by $7.1 million, or 1.1%, to $660.0 million at December 31, 2001 from $652.8 million one year ago. Certificates of deposit dropped $2.5 million to $317.2 million at December 31, 2001 and money market accounts fell $5.6 million to $110.2 million at December 31, 2001. Savings accounts rose $14.3 million to $151.6 million at the end of 2001 as customers eschewed low yielding certificates of deposit and money market accounts and sought the comfort of regular savings accounts in the current low interest rate environment. Noninterest bearing demand deposits grew $6.0 million, or 7.8%, to $82.8 million at December 31, 2001 from $76.8 million at December 31, 2000 as the Bank continued to court commercial customers. However, deposit growth was not enough to fund all the Bank's loan and investment activities. As a result, borrowings from the Federal Home Loan Bank of Boston were used to support these activities. FHLB advances increased $32.6 million, or 32.1%, to $134.0 million at December 31, 2001 from $101.4 million at December 31, 2000.

Stockholders' equity decreased $22.0 million, or 13.6%, to $139.3 million at December 31, 2001 from $161.3 million at December 31, 2000. This decrease was primarily due to dividend payments of $2.8 million, the funding of restricted stock awards at a net cost of $4.0 million and the Company's completion of three 5% stock repurchase programs totaling 1,094,469 shares at a cost of $20.2 million. In addition, the Company is currently engaged in its fourth 5% repurchase program having purchased 154,152 shares out of an announced 328,964 shares as of December 31, 2001 at a cost of $3.1 million. Somewhat offsetting the stock buy-backs was net income of $8.9 million.

Comparison of Operating Results for the Years Ended December 31, 2001 and 2000

Net Income. Net income rose $4.3 million, or 94.5%, to $8.9 million for the year ended December 31, 2001 from $4.6 million for the year ended December 31, 2000. Included in 2001's figure was a one-time gain of $2.2 million from the dissolution of the Bank's defined benefit pension plan while the results from 2000 include a $5.7 million donation to Berkshire Hills Foundation, a charitable foundation, with Company stock in connection with the mutual to stock conversion in June of 2000. Basic and diluted earnings per share for the year ended December 31, 2001 were $1.42 and $1.35, respectively. There are no comparable earnings per share figures for 2000, as the Company became a public company in June 2000.

Net Interest Income. Net interest income increased $4.7 million, or 12.5%, to $42.2 million in 2001 from $37.5 million in 2000. A sustained decline in market interest rates throughout 2001 coupled with a change in the Bank's deposit pricing strategies helped to increase net interest income and kept margins high. The Bank's net interest margin for the twelve months ended December 31, 2001 and 2000 were 4.35% and 4.25%, respectively. Total interest and dividend income rose $4.8 million, or 6.7%, to $75.8 million in 2001 from $71.0 million in 2000 and was reduced by an increase in interest expense of only $92,000 in 2001. Interest expense totaled $33.6 million in 2001 as compared to $33.5 million in 2000 as increases in interest bearing liabilities were nearly offset by lower rates paid.

The increase in interest income was wholly due to an $87.9 million, or 9.9%, increase in average interest earning assets which totaled $971.7 million this year from $883.8 million last year. This increase more than offset a 24 basis point decrease on average yield on interest earning assets which fell to 7.80% in 2001 from 8.04% in 2000 as market rates began to have an adverse effect on asset portfolio yields.

Interest on loans rose $4.6 million, or 7.3%, to $68.3 million in 2001 from $63.7 million in 2000 fueled by the growth in commercial real estate and construction sectors of the loan portfolio. The increase in loan interest occurred despite a 15 basis point drop on average yield on loans to 8.38% in 2001 from 8.53% in 2000. Investment securities income, not including FHLB stock and SBLI stock, rose to $6.7 million in 2001 from $6.3 million in 2000, a $429,000, or 6.8%, increase. As with loans, an increase in average balances was more than enough to offset a decrease in average rate earned. The average balance of investment securities increased $16.8 million to $136.9 million in 2001 while average yield on investment securities dropped 33 basis points to 4.91%.

Interest expense increased $92,000, or 0.3%, to $33.6 million in 2001 from $33.5 million in 2000. Interest expense on deposits decreased $918,000, or 3.3%, to $26.7 million in 2001 as the average cost of interest bearing deposits fell to 4.06% in 2001 from 4.40% in 2000. This was somewhat offset by a $30.5 million increase in average interest bearing deposit balances, bringing the total to $657.5 million in 2001 from $627.0 million in 2000 as people looked for a safe haven for their investments. However, interest paid on Federal Home Loan Bank of Boston advances increased $847,000 to $6.6 million as a 106 basis point drop in average cost could not offset a $35.4 million increase in average FHLB balances. The average cost on FHLB borrowings was 5.17% in 2001 versus 6.23% in 2000 while the average balance equaled $128.0 million in 2001 compared to $92.6 million in 2000. Interest paid on securities sold under agreement to repurchase and other borrowings totaled $262,000 in 2001 as the Bank realized $202,000 in interest expense early in the year to finance automobile loans sold with recourse.

Provision for Loan Losses. The provision for loan losses increased $4.0 million, or 126.3%, to $7.2 million in 2001 from $3.2 million in 2000. The Bank initiated a more aggressive charge-off policy for automobile loans whereby all automobile loans that are 120 days or more past due, except customers who are in bankruptcy proceedings, were charged-off. This change was the primary reason total charge-offs increased to $7.1 million in 2001 from $1.9 million in 2000. Additional provisions were also required to offset growth in the loan portfolio and an increase in commercial loan delinquencies as a weakening economy contributed to an increase in nonaccruing commercial loans to $2.1 million at December 31, 2001 from $466,000 at December 31, 2000. Lastly, the Bank also reviewed and updated its loan classifications and corresponding reserve requirement percentages. As a result, the allowance for loan losses as a percent of total loans increased to 1.37% in 2001 from 1.29% in 2000. The allowance for loan losses as a percent of nonperforming loans was 408.36% this year from 356.08% last year.

Provisions for loan losses are charges to earnings to bring the total allowance for loan losses to a level considered by management as adequate to provide for estimated loan losses based on management's evaluation of the collectibility of the loan portfolio. Management assesses the adequacy of the allowance for loan losses based on known and inherent risks in the loan portfolio and upon management's continuing analysis of the factors underlying the quality of the loan portfolio. While management believes that, based on information currently available, Berkshire Bank's allowance for loan losses is sufficient to cover losses inherent in its loan portfolio at this time, no assurances can be given that Berkshire Bank's level of allowance for loan losses will be sufficient to cover future loan losses incurred by Berkshire Bank or that future adjustments to the allowance for loan losses will not be necessary if economic and other conditions differ substantially from the economic and other conditions used by management to determine the current level of the allowance for loan losses. Management may increase its level of allowance for loan losses as a percentage of total loans and nonperforming loans if the level of commercial real estate, multi-family, commercial, construction and development or consumer lending as a percentage of its total loan portfolio increases. In addition, various regulatory agencies, as an integral part of their examination process, periodically review Berkshire Bank's allowance for loan losses. These agencies may require Berkshire Bank to provide additions to the allowance based upon judgments different from management.

Noninterest Income. Noninterest income totaled $10.5 million for 2001 and $4.7 million for 2000, an increase of $5.8 million, or 122.3%. Included in 2001's figure is a one-time gain of $2.2 million related to the curtailment of the Bank's defined benefit pension plan, and revenue of $3.5 million for license maintenance and processing fees, and license sales and other fees that were derived from the operations of EastPoint Technologies, LLC which was purchased in June of 2001. Excluding the pension plan gain and EastPoint's revenues, noninterest income increased $164,000, or 3.5%, in 2001. Customer service fees increased $220,000 to $1.8 million in 2001 as higher activity levels resulted in increases in ATM fees, debit card fees, and bank service charges. Loan servicing fees increased $149,000 to $595,000 in 2001 as the Bank executed a strategy of selling newly written fixed-rate loans.

Noninterest Expense. Noninterest expense increased $165,000, or 0.5%, to $32.3 million for the year ended December 31, 2001 from $32.2 million last year. Included in 2001's figure are expenses totaling $3.4 million relating to EastPoint's operations. The year 2000's figure includes a contribution of $5.7 million to fund Berkshire Hills Foundation. Excluding these two items, noninterest expenses rose $2.5 million, or 9.3%, to $29.0 million in 2001 from $26.5 million in 2000. Expenses related to foreclosed real estate and other loans, and in particular, the repossession and sale of a larger number of automobiles, accounted for an increase of $1.1 million, or 92.1%, to $2.2 million in 2001 from $1.2 million in 2000. Salaries and benefits increased to $17.6 million in 2001, up $4.0 million, or 29.0%, from $13.6 million in 2000 as the Company's operating staff expanded due to the EastPoint purchase. Occupancy and equipment expense was $4.7 million, an increase of $511,000, or 12.2%, from 2000 as the Bank renovated two branches. Professional services increased $464,000, or 54.6%, to $1.3 million in 2001 from $850,000 in 2000 primarily due to legal and consulting expenses related to the acquisition and operation of EastPoint Technologies, LLC. Data processing expense fell $700,000 as the Bank switched to an in-house imaging system from an outsourced operation.

Income Taxes. Income taxes for the year ending December 31, 2001 were $4.3 million, an increase of $2.0 million, or 84.3%, over the $2.4 million paid for the year ending December 31, 2000. The effective tax rates for 2001 and 2000 were 32.8% and 34.0%, respectively. The lower effective rate in 2001 was partially attributable to the establishment of a Real Estate Investment Trust through which the bank receives state tax benefits.

Comparison of Operating Results for the Years Ended December 31, 2000 and 1999

Net Income. Net income declined $1.0 million, or 18.5%, to $4.6 million in 2000 from $5.6 million in 1999. Included in the current year's result is a one-time donation of $5.7 million of the Company's common stock to Berkshire Hills Foundation. Excluding this contribution, net income would have been $8.3 million, which represents a $3.8 million, or 81.9%, increase from 1999. Net interest income increased $6.0 million, or 19.0%, to $37.6 million in 2000 from $31.5 million in 1999 aided by strong loan growth and the investment of the Company's net public offering proceeds over the second half of the year. In addition, noninterest income rose to $4.7 million in 2000 from $4.3 million in 1999, an increase of $448,000 or 10.4%. However, noninterest expense rose $7.0 million, or 27.7%, to $32.2 million in 2000 from $25.2 million in 1999, due primarily to the one-time contribution mentioned above. Absent this donation, expenses would have risen $1.3 million or 5.2%.

Net Interest Income. Net interest income increased $6.0 million, or 19.0%, to $37.5 million in 2000 from $31.5 million in 1999. Total interest and dividend income rose $12.6 million, or 21.5%, to $71.0 million in 2000 from $58.5 million in 1999, but was partially offset by an increase in interest expense of $6.5 million, or 24.3% in 2000. Interest expense totaled $33.5 million in 2000 as compared to $26.9 million in 1999.

The increase in interest income was due to a $119.6 million, or 15.6%, increase in average interest earning assets to $883.8 million this year from $764.2 million last year and a 39 basis point increase in the average yield on interest bearing assets to 8.04% in 2000 from 7.65% in 1999. Proceeds from the Company's initial public offering, initially invested in money market instruments, coupled with strong loan demand in the commercial and consumer sectors helped boost average interest earning assets in 2000. The reallocation of funds from money market instruments to loans along with a higher interest rate environment led to the increase in the average yield.

Interest on loans rose $11.1 million, or 21.2%, to $63.7 million in 2000 from $52.5 million in 1999 fueled by the growth in all sectors of the loan portfolio. In addition, the higher interest rate environment resulted in the average yield on the loan portfolio rising to 8.53% in 2000 from 8.21% in 1999. Similarly, investment security income, including dividends on Federal Home Loan Bank stock and Savings Bank Life Insurance stock, rose $1.1 million, or 19.6%, to $6.7 million this year from $5.6 million last year. Higher balances and a 54 basis point increase in the average rate earned on investment securities to 5.24% in 2000 from 4.70% in 1999 contributed to the increase.

Interest expense increased $6.5 million, or 24.3%, to $33.5 million in 2000 from $26.9 million in 1999. The largest portion of the increase was due to a rise in deposit costs as interest on deposits rose $3.8 million, or 15.7%, to $27.6 million in 2000 from $23.8 million the previous year. Higher interest rates, an erratic stock market, and a continuing effort to attract commercial and governmental deposit accounts may have helped boost money market and certificate of deposit balances and interest costs. Average interest bearing deposit balances increased $34.9 million, or 5.9%, to $627.0 million this year from $592.1 million last year. With this year's rise in rates, the average rate paid on interest bearing deposit accounts was 4.40% in 2000 against 4.03% in 1999. Interest on Federal Home Loan Bank advances accounted for the rest of the increase and was partially offset by a decline in the interest paid on customer repurchase accounts. Federal Home Loan Bank interest expense increased $3.0 million, or 106.2%, to $5.8 million this year from $2.8 million last year. Average borrowings outstanding increased $41.6 million, or 81.7%, to $92.6 million in 2000 from $51.0 in 1999 as the funds were needed to support the loan portfolio's growth. The average rate paid on the borrowings was 6.23% in 2000 as compared to 5.49% in 1999. A number of borrowings repriced at higher rates in 2000, and rates on the new advances were contracted for at levels higher than those already in the portfolio.

Buoyed by the investment of the initial public offering proceeds, Berkshire Hills' net interest margin increased to 4.25% for 2000 as compared to 4.13% for 1999.

Provision for Loan Losses. The provision for loan losses increased $140,000, or 4.6%, to $3.2 million in 2000 from $3.0 million in 1999 as the loan portfolio continued to grow strongly in 2000 especially in the commercial and consumer sectors. As a result, even though loan charge-offs declined to $1.9 million in 2000 from $2.4 million the previous year and nonperforming loans as a percent of total loans fell to 0.36% on December 31, 2000 from 0.42% on December 31, 1999, management deemed it prudent to increase the allowance as a percent of total loans to 1.29% at year end 2000 from 1.27% last year. Vigilant collection efforts and a good economy helped keep commercial loan losses extremely low while consumer loan charge-offs increased $691,000, or 94.5%, primarily due to the larger size of the portfolio and some weakening in credit quality. Indirect automobile loan charge-offs expressed as a percent of the automobile portfolio were 0.52% and 0.31% in 2000 and 1999, respectively. At December 31, 2000, the allowance for loan losses was $10.2 million as compared to $8.5 million at December 31, 1999 and represented 356.08% of nonperforming loans this year as compared to 300.39% last year.

Noninterest Income. Noninterest income totaled $4.7 million for 2000 and $4.3 million for 1999, an increase of $448,000, or 10.4%. Customer service fees advanced $257,000, or 19.3%, as increased usage of debit and credit cards led to an additional $60,000 in card fees. Also, more automobile loan customers requested life insurance coverage which led to an additional $69,000 in life insurance fees. Much of the balance of the increase in customer service fees was due to a rise of $96,000 in overdraft fees. Loan servicing fees increased $104,000, or 30.6%, as $38.9 million of consumer loans were sold in 2000 with servicing retained. Miscellaneous income increased $166,000, or 38.4%, and was wholly due to a rise in the cash surrender value of bank owned life insurance policies. Partially offsetting these increases was a decline of $68,000, or 13.8%, in gains realized on the sale of securities.

Noninterest Expense. Noninterest expense increased $7.0 million, or 27.7%, to $32.2 million in 2000 from $25.2 million in 1999. Included in 2000's total is a one-time contribution of $5.7 million to the Berkshire Hills Foundation. Excluding this expense, noninterest expense increased $1.3 million or 5.2%. The major contributor to the increase was other general and administrative expenses which rose $1.0 million, or 33.8%, to $4.1 million in 2000 from $3.1 million in 1999. The rise in general and administrative expense was primarily due to an increase of $501,000, or 110.1%, in costs associated with the handling, servicing, and selling of a larger number of repossessed automobiles. The balance of the increase was due to a large number of other expenses such as phone, postage, and trust department expenses experiencing smaller increases. Data processing expenses grew by $272,000, or 18.3%, as the Company spent approximately $250,000 to convert from an out-sourced to an in-house imaging system.

Income Taxes. Income taxes for the year ending December 31, 2000 were $2.4 million, an increase of $365,000, or 18.3%, over the $2.0 million paid for the year ending December 31, 1999. The effective tax rates for 2000 and 1999 were 34.0% and 26.2%, respectively. The lower effective tax rate in 1999 was partially attributable to the use of approximately $850,000 of deductible contribution carryforwards related to the establishment of the Greater Berkshire Foundation, Inc. in 1997. Approximately $544,000 more of these carryforwards remained at December 31, 1999, and were fully used during 2000. In addition, approximately $300,000 of federal tax credits relating to the rehabilitation of an historic firehouse in Pittsfield, Massachusetts were booked in 1999. However, the Company's application for the tax credits was denied by federal authorities in August 2000, and the credits were subsequently reversed. The Company has also established two securities corporations, which were in effect in both 2000 and 1999, in an effort to minimize state taxes.

Average Balances, Interest and Average Yields/Cost

The following table presents certain information for the years indicated regarding average daily balances of assets and liabilities, as well as the total dollar amounts of interest income from average interest-earning assets and interest expense on average interest-bearing liabilities and the resulting average yields and costs. The yields and costs for the years indicated are derived by dividing income or expense by the average daily balances of assets or liabilities, respectively, for the years presented. The yields and rates include fees which are considered adjustments to yields.

	For the Years Ended December 31,								
	2001			2000			1999		
	Average Balance	Interest	Average Yield/ Rate	Average Balance	Interest	Average Yield/ Rate	Average Balance	Interest	Average Yield/ Rate
	(Dollars in thousands)								
Interest-earning assets:									
Loans [1]	$ 815,078	$68,291	8.38%	$746,018	$63,664	8.53%	$639,517	$52,522	8.21%
Short-term investments	11,883	413	3.48	10,492	654	6.23	4,042	215	5.32
Investment securities	136,944	6,725	4.91	120,123	6,296	5.24	113,929	5,351	4.70
Federal Home Loan Bank stock	5,707	304	5.33	4,959	333	6.72	3,193	181	5.67
Savings Bank Life Insurance Stock	2,043	63	3.08	2,043	63	3.08	2,043	63	3.08
Interest-earning deposits	—	—	—	127	8	6.30	1,470	136	9.25
Total interest-earning assets	971,655	75,796	7.80	883,762	71,018	8.04	764,194	58,468	7.65
Noninterest-earning assets	63,207			52,891			51,111		
Total assets	$1,034,862			$936,653			$815,305		
Interest-bearing liabilities:									
Deposits:									
Money market accounts	$ 112,434	3,712	3.30	$106,058	4,701	4.43	$ 84,971	3,169	3.73
NOW accounts	77,276	806	1.04	75,673	794	1.05	73,615	830	1.13
Savings accounts [2]	142,150	4,087	2.88	143,357	4,578	3.19	142,193	4,366	3.07
Certificates of deposit	325,639	18,080	5.55	301,920	17,530	5.81	291,344	15,483	5.31
Total interest-bearing deposits	657,499	26,685	4.06	627,008	27,603	4.40	592,123	23,848	4.03
Federal Home Loan Bank Advances	127,990	6,613	5.17	92,567	5,766	6.23	50,951	2,796	5.49
Repurchase agreements	4,215	262	6.22	1,683	99	5.88	5,923	278	4.69
Total interest-bearing liabilities	789,704	33,560	4.25	721,258	33,468	4.64	648,997	26,922	4.15
Noninterest-bearing demand deposits	76,912			76,060			67,563		
Other noninterest-bearing liabilities	12,968			16,170			12,396		
Total liabilities	879,584			813,488			728,956		
Equity	155,278			123,165			86,349		
Total liabilities and equity	$1,034,862			$936,653			$815,305		
Net interest-earning assets	$ 181,951			$162,504			$115,197		
Net interest income		$42,236			$37,550			$31,546	
Interest rate spread			3.55%			3.40%			3.50%
Interest margin (net interest income as a percentage of total average interest-earning assets)			4.35%			4.25%			4.13%
Total average interest-earning assets to total average interest-bearing liabilities			123.04%			122.53%			117.75%

(1) Average balances include nonaccrual loans.

(2) Includes mortgagors' escrow accounts.

Rate/Volume Analysis

The following table presents the effects of changing rates and volumes on the interest income and interest expense of Berkshire Bank. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The net column represents the sum of the prior columns. For purposes of this table, changes attributable to changes in both rate and volume, which cannot be segregated, have been allocated proportionately based on the absolute value of the change due to rate and the change due to volume.

	Year Ended December 31, 2001 Compared to Year Ended December 31, 2000			Year Ended December 31, 2000 Compared to Year Ended December 31, 1999		
	Increase (Decrease) Due to			Increase (Decrease) Due to		
	Rate	Volume	Net	Rate	Volume	Net
			(In thousands)			
Interest-earning assets:						
Loans	$(1,133)	$5,760	$4,627	$1,949	$9,193	$11,142
Short-term investments	(340)	99	(241)	42	397	439
Investment securities	(398)	798	400	707	390	1,097
Interest-bearing deposits	(4)	(4)	(8)	(33)	(95)	(128)
Total interest-earning assets	(1,875)	6,653	4,778	2,665	9,885	12,550
Interest-bearing liabilities:						
Deposits:						
Money market accounts	(1,294)	305	(989)	661	871	1,532
NOW accounts	(5)	17	12	(58)	22	(36)
Savings accounts	(453)	(38)	(491)	176	36	212
Certificates of deposit	(691)	1,241	550	1,453	594	2,047
Total deposits	(2,443)	1,525	(918)	2,232	1,523	3,755
Federal Home Loan Bank advances	(681)	1,528	847	377	2,593	2,970
Repurchase agreements	6	157	163	104	(283)	(179)
Total interest-bearing liabilities	(3,118)	3,210	92	2,713	3,833	6,546
Increase (decrease) in net interest income	$ 1,243	$3,443	$4,686	$ (48)	$6,052	$ 6,004

Liquidity and Capital Resources

Liquidity is the ability to meet current and future financial obligations of a short-term nature. The Bank further defines liquidity as the ability to respond to the needs of depositors and borrowers as well as maintaining the flexibility to take advantage of investment opportunities. Primary sources of funds consist of deposit inflows, loan repayments, maturities, paydowns, and sales of investment and mortgage-backed securities and borrowings from the Federal Home Loan Bank of Boston. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit outflows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition.

The Bank's primary investing activities are: (1) originating residential one-to four-family mortgage loans, commercial business and real estate loans, multi-family loans, home equity loans and lines of credit and consumer loans, and (2) investing in mortgage- and asset-backed securities, U.S. Government and agency obligations and corporate equity securities and debt obligations. These activities are funded primarily by principal and interest payments on loans, maturities of securities, deposits and Federal Home Loan Bank of Boston advances. During years ended December 31, 2001 and 2000, Berkshire Bank's loan originations totaled $252.9 million and $284.5 million, respectively. At December 31, 2001 and 2000, the Bank's investments in mortgage- and asset-backed securities, U.S. Government and agency obligations and corporate equity securities and debt obligations totaled $146.8 million and $139.2 million, respectively. The Bank experienced a net increase in total deposits of $13.1 million and $48.8 million for the years ended December 31, 2001 and 2000, respectively. Deposit flows are affected by the overall level of interest rates, the interest rates and products offered by the Bank and its local competitors and other factors. The Bank closely monitors its liquidity position on a daily basis. If the Bank should require funds beyond its ability to generate them internally, additional sources of funds are available through advances or a line of credit with the Federal Home Loan Bank and through a repurchase agreement with the Depositors Insurance Fund.

Outstanding commitments for all loans and unadvanced construction loans and lines of credit totaled $118.5 million at December 31, 2001. Management of Berkshire Bank anticipates that it will have sufficient funds available to meet its current loan commitments. Certificates of deposit that are scheduled to mature in one year or less from December 31, 2001 totaled $238.3 million. The Bank relies primarily on competitive rates, customer service, and long-standing relationships with customers to retain deposits. Occasionally, the Bank will also offer special competitive promotions to its customers to increase retention and promote deposit growth. Based upon the Bank's historical experience with deposit retention, management believes that, although it is not possible to predict future terms and conditions upon renewal, a significant portion of such deposits will remain with the Bank.

The Bank must satisfy various regulatory capital requirements administered by the federal and state banking agencies including a risk-based capital measure. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories. At December 31, 2001, Berkshire Bank exceeded all of its regulatory capital requirements with Tier 1 capital to average assets of $88.5 million, or 9.05% of average assets, which is above the required level of $39.1 million, or 4.0%, and total capital to risk-weighted assets of $111.6 million, or 13.38% of risk-weighted assets, which is above the required level of $66.7 million, or 8.0%. The Bank meets the conditions to be considered "well capitalized" under regulatory guidelines.

The primary source of funding for Berkshire Hills Bancorp is dividend payments from Berkshire Bank, sales and maturities of investment securities and, to a lesser extent, earnings on investments and deposits held by Berkshire Hills Bancorp. Dividend payments by Berkshire Bank have primarily been used to fund stock repurchase programs. The Bank's ability to pay dividends and other capital distributions to Berkshire Hills Bancorp is generally limited by Massachusetts banking regulations and regulations of the Federal Deposit Insurance Corporation. (See *Regulation and Supervision – Massachusetts Regulation)* Additionally, the Massachusetts Banking Commissioner and Federal Deposit Insurance Corporation may prohibit the payment of dividends which are otherwise permissible by regulation for safety and soundness reasons. As of February 28, 2002, Berkshire Bank had $1.5 million of dividends it could pay to Berkshire Hills Bancorp without regulatory approval (representing current year net income plus previous two years' net income less dividends paid during those years) and Berkshire Hills Bancorp had $586,000 of securities available for sale and $3.5 million cash due from Berkshire Bank. Any dividend by the Bank beyond its current year's earnings and prior two years' retained net income would require the approval of the Massachusetts Banking Commissioner, and notification to or approval of the Federal Deposit Insurance Corporation and the Office of Thrift Supervision. To the extent the Bank were to apply for a dividend distribution to Berkshire Hills Bancorp in excess of the regulatory permitted dividend amount, no assurances can be made such application would be approved by the regulatory authorities.

Berkshire Hills Bancorp is currently engaged in its fourth 5% stock repurchase program. To date, all purchases have been open market purchases. In the current program, 154,152 shares out of an announced 328,964 have been purchased at a cost of $3.1 million through December 31, 2001. The Company has sufficient funds available to complete the repurchase program without having a material adverse effect on liquidity.

Impact of Inflation and Changing Prices

The consolidated financial statements and related data presented in this Form 10-K have been prepared in conformity with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation. Unlike many industrial companies, substantially all of the assets and liabilities of Berkshire Bank are monetary in nature. As a result, interest rates have a more significant impact on Berkshire Bank's performance than the general level of inflation. Over short periods of time, interest rates may not necessarily move in the same direction or in the same magnitude as inflation.

Impact of New Accounting Standards

Accounting for Goodwill and Other Intangible Assets. On June 30, 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. With the adoption of SFAS No. 142, effective January 1, 2002, goodwill is no longer subject to amortization over its estimated useful life, but will be subject to at least an annual assessment for impairment by applying a fair value based test. Additionally, under SFAS No. 142, acquired intangible assets (such as core deposit intangibles) should be separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented, or exchanged, regardless of intent to do so. Unidentified intangible assets pertaining to branch acquisitions will continue to be amortized as such transactions are outside the scope of SFAS No. 142. Management does not anticipate that the adoption of this Statement will have a material impact on the consolidated financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Management of Interest Rate Risk and Market Risk Analysis

Qualitative Aspects of Market Risk. The Bank's most significant form of market risk is interest rate risk. The principal objectives of Berkshire Bank's interest rate risk management are to evaluate the interest rate risk inherent in certain balance sheet accounts, determine the level of risk appropriate given its business strategy, operating environment, capital and liquidity requirements and performance objectives, and manage the risk consistent with its established policies. Berkshire Bank maintains an Asset/Liability Committee that is responsible for reviewing its asset/liability policies and interest rate risk position, which meets quarterly and reports trends and interest rate risk position to the Executive Committee of the Board of Directors and the Board of Directors on a quarterly basis. The Asset/Liability Committee consists of Berkshire Bank's President and Chief Executive Officer, Senior Vice President, Treasurer and Chief Financial Officer, Executive Vice President-Senior Loan Officer and Executive Vice President-Retail Banking. The extent of the movement of interest rates is an uncertainty that could have a negative impact on the earnings of Berkshire Bank.

In recent years, Berkshire Bank has managed interest rate risk by:

- emphasizing the origination of adjustable-rate loans and, from time to time, selling a portion of its longer term fixed-rate loans as market interest rate conditions dictate;
- originating shorter-term commercial and consumer loans, with an emphasis on automobile loans; (As previously mentioned, management intends to continue to reduce its emphasis on sub-prime indirect automobile loans in 2002.)
- investing in a high quality liquid securities portfolio that provides adequate liquidity and flexibility to take advantage of opportunities that may arise from fluctuations in market interest rates, the overall maturity and duration of which is monitored in relation to the repricing of its loan portfolio;
- promoting lower cost liability accounts such as core deposits; and
- using Federal Home Loan Bank advances to better structure maturities of its interest rate sensitive liabilities.

Berkshire Bank's market risk also includes equity price risk. Berkshire Bank's mutual fund and marketable equity securities portfolios had gross unrealized gains of $28.9 million at December 31, 2001 and gross unrealized losses of $534,000 which are included, net of taxes, in accumulated other comprehensive income, a separate component of Berkshire Bank's equity. If equity security prices decline due to unfavorable market conditions or other factors, Berkshire Bank's equity would decrease.

Quantitative Aspects of Market Risk. Berkshire Bank uses a simulation model to measure the potential change in net interest income, incorporating various assumptions regarding the shape of the yield curve, the pricing characteristics of loans, deposits and borrowings, prepayments on loans and securities and changes in the balance sheet mix. The model assumes the yield curve is derived from the interpolated Treasury yield curve and that an instantaneous increase or decrease of market interest rates would cause a simultaneous parallel shift along the entire yield curve. The model assumes loans, deposits and borrowings will reprice at the new market rate on the contractual review or maturity date. The model also assumes that the Bank's loan prepayments are similar to national standards and generally uses prepayment guidelines set forth by Freddie Mac and Fannie Mae. However, the Bank monitors its loan prepayment trends and uses Bank generated figures where applicable. All prepayments are assumed to roll over into new loans originated in the same loan category at the new market rate. Berkshire Bank believes that its securities' cash flows, especially its mortgage backed securities cash flows, are such that they too will generally follow industry standards and that prepayments will be reinvested in the same category at the prevailing market rate. Finally, the model assumes that its balance sheet mix will remain relatively unchanged throughout the next calendar year. The tables below set forth, as of December 31, 2001 and 2000, estimated net interest income and the estimated changes in Berkshire Bank's net interest income for the next twelve month period which may result given instantaneous increases or decreases in market interest rates of 100 and 200 basis points.

Increase/ (Decrease) in Market Interest Rates in Basis Points (Rate Shock)	At December 31, 2001		
	Amount	$ Change	% Change
		(Dollars in thousands)	
200	$45,863	$ 64	0.14%
100	45,209	(590)	(1.29)
Static	45,799	—	—
(100)	46,332	533	1.16
(200)	44,955	(844)	(1.84)

Increase/ (Decrease) in Market Interest Rates in Basis Points (Rate Shock)	At December 31, 2000		
	Amount	$ Change	% Change
		(Dollars in thousands)	
200	$44,498	$ 804	1.84%
100	44,216	522	1.19
Static	43,694	—	—
(100)	42,972	(722)	(1.65)
(200)	42,165	(1,529)	(3.50)

The December 31, 2000 table indicates that in the event of a sudden and sustained decline in prevailing market interest rates of 100 basis points and 200 basis points, Berkshire Bank's net interest income would be expected to decrease by $722,000 and $1.5 million, respectively. These figures vary from the results of the December 31, 2001 table where a 100 basis point decline would lead to a $533,000 net interest income increase while a 200 basis point decline would lead to a decline in net interest income of $844,000. From December 31, 2000 to December 31, 2001, short-term interest rates fell significantly. Due to this rapid decline in market rates the Bank decided to lower rates in its core deposit liability accounts, such as NOW accounts and savings accounts, that were previously thought to be set at floor rates, and in doing so has made the Bank liability sensitive. The switch to being liability sensitive in 2001 from being asset sensitive in 2000 caused net interest income to increase in December 31, 2001's report for a 100 basis points decline in interest rates while net interest income decreased in December 31, 2000's chart. However, the December 31, 2001 chart shows a smaller decrease in net interest income if rates fall 200 basis points as many of the liability accounts hit predetermined floors and cannot be lowered past those points. Since the yields on the Bank's assets would continue to decline, net interest income would also decline.

In the event of a sudden and sustained increase in prevailing market interest rates of 100 basis points, the December 31, 2001 chart indicates a decline in net interest income of $590,000 while the December 31, 2000 chart predicts a $522,000 increase. As mentioned above, with the change in liability pricing during 2001, the Bank is now liability sensitive. As such, the Bank's liabilities reprice faster than its assets, resulting in a decline in net interest income if market rates were to rise 100 basis points. However, if prevailing rates were to rise 200 basis points, the December 31, 2001 chart indicates an increase of $64,000 while the December 31, 2000 graph predicts an increase of $804,000. At December 31, 2001, if market rates increased 200 basis points, various liability accounts would hit Bank determined caps. Meanwhile, interest income earned on assets would continue to rise and the Bank would see an increase in net interest income similar to the pattern seen in the December 31, 2000 chart.

Computation of prospective effects of hypothetical interest rate changes are based on a number of assumptions including the level of market interest rates, the degree to which certain assets and liabilities with similar maturities or periods to repricing react to changes in market interest rates, the expected prepayment rates on loans and investments, the degree to which early withdrawals occur on certificates of deposit and other deposit flows. As a result, these computations should not be relied upon as indicative of actual results. Further, the computations do not reflect any actions that management may undertake in response to changes in interest rates.

TABLE OF CONTENTS

WOLF
& COMPANY, P.C.

*Certified Public Accountants
and Business Consultants*

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of
Berkshire Hills Bancorp, Inc.

We have audited the accompanying consolidated balance sheets of Berkshire Hills Bancorp, Inc. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Berkshire Hills Bancorp, Inc. and subsidiaries as of December 31, 2001 and 2000 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Wolf & Company, P.C.

Boston, Massachusetts
January 23, 2002

a member of
POLARIS™ INTERNATIONAL

1500 Main Street • Springfield, Massachusetts • 01115 • Phone 413-747-9042 • Fax 413-739-5149 • www.wolfandco.com

BERKSHIRE HILLS BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2001 and 2000

	2001	2000
	(In thousands)	
ASSETS		
Cash and due from banks	$ 22,652	$ 26,891
Short-term investments	19,471	16,721
Total cash and cash equivalents	42,123	43,612
Securities available for sale, at fair value	104,446	99,309
Securities held to maturity, at amortized cost	33,263	32,238
Federal Home Loan Bank stock, at cost	7,027	5,651
Loans, net of allowance for loan losses of $11,034,000 in 2001 and $10,216,000 in 2000	791,920	783,405
Foreclosed real estate	—	50
Premises and equipment, net	14,213	12,370
Accrued interest receivable	5,873	6,310
Savings Bank Life Insurance stock	2,043	2,043
Goodwill and other intangibles	10,592	6,260
Other assets	19,201	20,092
Total assets	$1,030,701	$1,011,340
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits	$ 742,729	$ 729,594
Federal Home Loan Bank advances	133,964	101,386
Loans sold with recourse	—	7,740
Securities sold under agreements to repurchase	1,890	2,030
Net deferred tax liability	4,573	4,482
Accrued expenses and other liabilities	5,099	4,786
Total liabilities	888,255	850,018
Minority Interests	3,123	—
Commitments and contingencies (Notes 5, 11 and 12)		
Stockholders' equity:		
Preferred stock ($.01 par value; 1,000,000 shares authorized; no shares issued and outstanding)	—	—
Common stock ($.01 par value; 26,000,000 shares authorized; 6,425,140 and 7,673,761 shares issued and outstanding at December 31, 2001 and 2000, respectively)	77	77
Additional paid-in capital	74,146	74,054
Unearned compensation	(11,101)	(7,187)
Retained earnings	80,657	74,554
Accumulated other comprehensive income	18,836	19,824
Treasury stock, at cost (1,248,621 shares at December 31, 2001)	(23,292)	—
Total stockholders' equity	139,323	161,322
Total liabilities and stockholders' equity	$1,030,701	$1,011,340

The accompanying notes are an integral part of these consolidated financial statements.

BERKSHIRE HILLS BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31, 2001, 2000 and 1999

	2001	2000	1999
	(In thousands, except per share data)		
Interest and dividend income:			
Interest and fees on loans	$68,291	$63,664	$52,522
Interest on debt securities:			
Taxable	5,233	5,142	4,160
Tax-exempt	375	188	252
Dividends	1,484	1,362	1,183
Interest on short-term and other investments	413	662	351
Total interest and dividend income	75,796	71,018	58,468
Interest expense:			
Deposits	26,685	27,603	23,848
Federal Home Loan Bank advances	6,613	5,766	2,796
Securities sold under agreements to repurchase	262	99	278
Total interest expense	33,560	33,468	26,922
Net interest income	42,236	37,550	31,546
Provision for loan losses	7,175	3,170	3,030
Net interest income, after provision for loan losses	35,061	34,380	28,516
Other income:			
Customer service fees	1,810	1,590	1,333
Trust department fees	1,782	1,707	1,730
Loan fees	595	446	342
Gain on sales and dispositions of securities, net	268	423	491
License maintenance and processing fees	1,322	—	—
License sales and other fees	2,143	—	—
Gain on curtailment of defined benefit pension plan, net	2,173	—	—
Miscellaneous	455	580	230
Total other income	10,548	4,746	4,126
Operating expenses:			
Salaries and employee benefits	17,590	13,631	13,767
Occupancy and equipment	4,689	4,178	4,152
Marketing and advertising	629	578	599
Data processing	1,065	1,765	1,493
Professional services	1,314	850	869
Office supplies	899	706	687
Foreclosed real estate and repossessed assets, net	2,238	1,165	534
Amortization of goodwill and other intangibles	827	549	549
Charitable contribution to foundation	—	5,684	—
Minority interests	(119)	—	—
Other general and administrative expenses	3,217	3,078	2,374
Total operating expenses	32,349	32,184	25,024
Income before income taxes	13,260	6,942	7,618
Provision for income taxes	4,349	2,360	1,995
Net income	$ 8,911	$ 4,582	$ 5,623
Earnings per share:			
Basic	$1.42	N/A	N/A
Diluted	$1.35	N/A	N/A

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years Ended December 31, 2001, 2000 and 1999

	Common Stock	Additional Paid-in Capital	Unearned Compensation	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Total
				(In thousands)			
Balance at December 31, 1998	$ —	$ —	$ —	$65,056	$19,145	$ —	$ 84,201
Comprehensive income:							
Net income	—	—	—	5,623	—	—	5,623
Change in net unrealized gain on securities available for sale, net of reclassification adjustment and tax effects	—	—	—	—	(1,472)	—	(1,472)
Total comprehensive income							4,151
Balance at December 31, 1999	—	—	—	70,679	17,673	—	88,352
Comprehensive income:							
Net income	—	—	—	4,582	—	—	4,582
Change in net unrealized gain on securities available for sale, net of reclassification adjustment and tax effects	—	—	—	—	2,151	—	2,151
Total comprehensive income							6,733
Issuance of common stock in connection with Bank's conversion from mutual to stock-owned bank holding company	77	73,993	(7,701)	—	—	—	66,369
Change in unearned compensation	—	61	514	—	—	—	575
Cash dividends paid ($0.10 per share)	—	—	—	(707)	—	—	(707)
Balance at December 31, 2000	77	74,054	(7,187)	74,554	19,824	—	161,322
Comprehensive income:							
Net income	—	—	—	8,911	—	—	8,911
Change in net unrealized gain on securities available for sale, net of reclassification adjustment and tax effects	—	—	—	—	(988)	—	(988)
Total comprehensive income							7,923
Cash dividends paid ($0.43 per share)	—	—	—	(2,808)	—	—	(2,808)
Treasury stock purchased	—	—	—	—	—	(23,292)	(23,292)
Purchase of common stock - stock awards	—	—	(5,453)	—	—	—	(5,453)
Change in unearned compensation	—	234	1,539	—	—	—	1,773
Minority interest adjustment	—	(142)	—	—	—	—	(142)
Balance at December 31, 2001	$ 77	$74,146	$(11,101)	$80,657	$18,836	$(23,292)	$139,323

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2001, 2000 and 1999

	2001	2000	1999
		(In thousands)	
Cash flows from operating activities:			
Net income	$ 8,911	$ 4,582	$ 5,623
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	7,175	3,170	3,030
Net amortizaton of securities	270	206	400
Charitable contribution in the form of equity securities	—	5,684	-
Depreciation and amortization expense	2,081	1,668	1,860
Amortization of goodwill and other intangibles	827	549	549
Management rewards plan expense	1,000	-	-
Employee stock ownership plan expense	773	575	-
Gain on curtailment of defined benefit pension plan, net	2,173	-	-
Gain on sales and dispositions of securities, net	(268)	(423)	(491)
Loss (gain) on sale of foreclosed real estate, net	—	86	(18)
Loss on sale of equipment	35	18	30
Deferred income tax provision (benefit)	608	(2,785)	(319)
Net change in loans held for sale	(2,540)	-	(2,425)
Undistributed minority interest	(119)	-	-
Changes in operating assets and liabilities:			
Accrued interest receivable and other assets	1,899	(9,491)	(2,063)
Accrued expenses and other liabilities	(2,929)	(1,625)	1,287
Net cash provided by operating activities	19,896	2,214	7,463
Cash flows from investing activities:			
Activity in available for sale securities:			
Sales	3,965	32,854	1,191
Maturities	26,577	41,238	8,468
Principal payments	19,685	10,263	21,589
Purchases	(56,890)	(87,029)	(32,749)
Activity in held to maturity securities:			
Maturities	12,982	11,076	9,171
Principal payments	22,187	11,294	15,902
Purchases	(36,175)	(37,583)	(18,357)
Purchase of FHLB stock	(1,376)	(1,808)	(1,296)
Loan originations and purchases, net of principal payments	(13,176)	(121,101)	(67,139)
Additions to premises and equipment	(2,344)	(2,528)	(3,744)
Proceeds from sales of foreclosed real estate	76	164	347
Proceeds from sale of equipment	20	3	18
Loan to fund employee stock ownership plan	—	(7,701)	—
Payment for purchase of EastPoint Technologies, LLC	(4,700)	—	—
Net cash used in investing activities	(29,169)	(150,858)	(66,599)

(continued)

The accompanying notes are an integral part of these consolidated financial statements.

BERKSHIRE HILLS BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Concluded)

Years Ended December 31, 2001, 2000 and 1999

	2001	2000	1999
		(In thousands)	
Cash flows from financing activities:			
Net increase in deposits	14,638	48,827	33,645
Net increase/(decrease) in securities sold under agreements to repurchase	(140)	910	(5,880)
Proceeds from Federal Home Loan Bank advances	152,000	140,000	40,000
Repayments of Federal Home Loan Bank advances	(119,421)	(97,542)	(13,662)
Proceeds of borrowings with maturities of three months or less	—	—	3,000
Increase/(decrease) in loans sold with recourse	(7,740)	7,740	—
Treasury stock purchased	(23,292)	—	—
Purchase of common stock in connection with restricted stock awards under stock based incentive plan	(5,453)	—	—
Net proceeds from initial public offering	—	68,386	—
Cash dividends paid	(2,808)	(707)	—
Net cash provided by financing activities	7,784	167,614	57,103
Net change in cash and cash equivalents	(1,489)	18,970	(2,033)
Cash and cash equivalents at beginning of year	43,612	24,642	26,675
Cash and cash equivalents at end of year	$ 42,123	$ 43,612	$ 24,642
Supplemental cash flow information:			
Interest paid on deposits	$ 26,746	$ 27,603	$ 23,834
Interest paid on borrowed funds	6,719	5,610	2,797
Income taxes paid, net	2,882	6,314	2,080
Transfers from loans to foreclosed real estate	26	80	151

The accompanying notes are an integral part of these consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and consolidation

Berkshire Hills Bancorp, Inc. (the "Company" or "Berkshire Hills") is a Delaware corporation and the holding company for Berkshire Bank (the "Bank"), a state-chartered savings bank headquartered in Pittsfield, Massachusetts. These consolidated financial statements include the accounts of Berkshire Hills Bancorp, Inc. and its wholly-owned subsidiaries, Berkshire Bank, Berkshire Hills Funding Corporation, and Berkshire Hills Technology, Inc., which was formed during 2001 for the purpose of acquiring a controlling interest in EastPoint Technologies, Inc. The Bank's wholly-owned subsidiaries are North Street Securities Corporation, G.B.S.B., Inc., Gold Leaf Insurance Agency ("Gold Leaf"), Gold Leaf Investment Services, and Woodland Realty, Inc. North Street Securities Corporation and G.B.S.B., Inc. hold title to certain investment securities. Gold Leaf and Gold Leaf Investment Services were formed in 2000 and offer insurance and investment products to customers. Woodland Realty, Inc. is presently inactive. Berkshire Hills Funding Corporation was established and funded to loan funds to the Employee Stock Ownership Plan. During 2001, the Bank established a majority owned subsidiary, Gold Leaf Capital Corporation, which holds real estate mortgages. All significant intercompany balances and transactions have been eliminated in consolidation.

On June 29, 2001, the Company, through its wholly-owned subsidiary, Berkshire Hills Technology, Inc., purchased a controlling interest in EastPoint Technologies, LLC, ("EastPoint") which on the same date acquired all of the domestic operations and service contracts of M&I EastPoint Technology, Inc, Bedford, New Hampshire, a software and data processing provider for financial institutions, as well as substantially all of the operations and service contracts of Preferred Financial Systems, Inc., Arden Hills, Minnesota, a data processing service provider which utilized the EastPoint Technology, Inc. software. The Company's equity interest in EastPoint at December 31, 2001 is 60.3% and represents a total investment of $4.7 million. During 2001 the Company's ownership percentage decreased from 93.6% as other investors obtained regulatory approval. The change in ownership percentage is shown as an adjustment to additional paid-in capital. This acquisition was accounted for under the purchase method.

On June 27, 2000, Berkshire Hills Bancorp, Inc. acquired the Bank. Prior to that time, Berkshire Bancorp existed as a mutual holding company and owned all of the outstanding capital stock of Berkshire Bank. After the conversion on June 27, 2000, Berkshire Bancorp ceased to exist. In connection with the conversion, the Company issued an aggregate of 7,673,761 shares of its common stock of which 7,105,334 shares were sold at a purchase price of $10 per share. At that time, 568,427 shares of stock were donated to Berkshire Hills Foundation, a charitable foundation established by the Company. The net proceeds, after offering expenses of $2.6 million, resulting from the offering totaled $68.4 million.

Business and operating segments

The Company provides a variety of financial services to individuals and businesses through its offices in Berkshire County. Its primary deposit products are savings, checking accounts and term certificate accounts and its primary lending products are residential and commercial mortgage loans, commercial loans and automobile loans. In addition, trust services and insurance products are offered to individuals and small businesses in the Berkshire County area.

Generally, financial information is required to be reported on the basis that it is used internally for evaluating segment performance and deciding how to allocate resources to segments. Management evaluates the Company's performance and allocates resources based on a single segment concept. Accordingly, there are no separately identified operating segments for which discrete financial information is available. The Company does not derive revenues from, or have assets located in, foreign countries, nor does it derive revenues from any single customer that represents 10% or more of the Company's total revenues.

Use of estimates

In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, deferred taxes and the pension liability.

Reclassifications

Certain amounts in the 1999 and 1998 consolidated financial statements have been reclassified to conform to the 2000 presentation.

Cash and Cash equivalents

For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash, balances due from banks and short-term investments, all of which mature within ninety days. The Bank is required to maintain cash reserve balances with the Federal Reserve Bank based upon a percentage of certain deposits. At December 31, 2001 and 2000, cash and due from banks included $8,250,000 and $10,144,000, respectively, to satisfy such reserve requirements.

Short-term investments

Short-term investments mature within ninety days and are carried at cost, which approximates fair value.

Securities

Debt securities that management has the positive intent and ability to hold to maturity are classified as "held to maturity" and reflected at amortized cost, less principal payments received. Securities classified as "available for sale" are carried at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income, net of tax effects.

Federal Home Loan Bank of Boston ("FHLB") stock is reflected at cost. Savings Bank Life Insurance Company of Massachusetts ("SBLI") stock was recorded at fair value at acquisition as determined by an appraisal performed by independent investment consultants retained by SBLI.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Loans

The Bank grants mortgage, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by mortgage loans in Berkshire County. The ability of the Bank's debtors to honor their loans is dependent upon the local economy and the local real estate market.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

Interest on loans is generally not accrued on loans which are ninety days or more past due unless the loan is well secured and in the process of collection. Automobile loans continue accruing to one hundred and twenty days delinquent at which time they are charged off, unless the customer is in bankruptcy proceedings. All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

A loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Impaired loans are generally maintained on a nonaccrual basis. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis by either the present value of expected future cash flows discounted at the loan's effective interest rate, or the fair value of the collateral if the loan is collateral dependent. Substantially all of the Bank's loans which have been identified as impaired have been measured by the fair value of existing collateral.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer loans or residential mortgage loans for impairment disclosures.

Allowance for loan losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of allocated, general and unallocated components. The allocated component relates to loans that are classified as either doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating allocated and general losses in the portfolio.

Loans held for sale

Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

Foreclosed and repossessed assets

Assets acquired through, or in lieu of, loan foreclosure or repossession are held for sale and are initially recorded at the lower of the investment in the loan or fair value less estimated cost to sell at the date of foreclosure or repossession, establishing a new cost basis. Subsequently, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net expenses from foreclosed real estate and repossessed assets.

Premises and equipment

Land is carried at cost. Buildings and improvements and equipment are carried at cost, less accumulated depreciation and amortization computed on the straight-line method over the estimated useful lives of the assets or terms of the leases, if shorter.

Goodwill and other intangibles

Goodwill and other intangibles includes goodwill associated with the acquisition of EastPoint Technologies, LLC and will be evaluated for impairment on an annual basis. Intangible assets refer to customer relationships acquired in association with the EastPoint Technologies purchase, which are being amortized on a straight-line basis over three years, as well as the Company's purchase of two branches from another financial institution in 1991 and three branches in 1998. The branch acquisition costs are currently being amortized on a straight-line basis over 15 years, respectively.

Securities sold under agreements to repurchase

The Company enters into repurchase agreements with commercial customers. The funds are invested in an overnight sweep account and deposited back in customers' accounts on a daily basis. These agreements are secured by pledged securities in the Bank's investment portfolio.

Transfers of financial assets

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Income taxes

Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted accordingly through the provision for income taxes. The Bank's base amount of its federal income tax reserve for loan losses is a permanent difference for which there is no recognition of a deferred tax liability. However, the loan loss allowance maintained for financial reporting purposes is a temporary difference with allowable recognition of a related deferred tax asset, if it is deemed realizable.

Pension plan

For the year ended December 31, 2000 compensation cost of an employee's pension benefit is recognized on the net periodic pension cost method over the employee's approximate service period. The aggregate cost method is utilized for funding purposes.

The defined benefit pension plan was terminated during 2001.

Stock compensation plans

The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," which encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Stock options issued under the Company stock option plan have no intrinsic value at the grant date, and under Opinion No. 25 no compensation cost is recognized for them. The Company has elected to continue with the accounting methodology in Opinion No. 25 and, as a result, has provided pro forma disclosures of net income and earnings per share and other disclosures, as if the fair value based method of accounting had been applied. (See Note 14)

Employee stock ownership plan ("ESOP")

Compensation expense is recognized as ESOP shares are committed to be released. Allocated and committed to be released ESOP shares are considered outstanding for earnings per share calculations based on debt service payments. Other ESOP shares are excluded from earnings per share calculations. Dividends declared on allocated ESOP shares are charged to retained earnings. Dividends declared on unallocated ESOP shares are used to satisfy debt service. The value of unearned shares to be allocated to ESOP participants for future services not yet performed is reflected as a reduction of stockholders' equity.

Stock awards

The fair market value of the stock awards, based on the market price at date of grant, is recorded as unearned compensation. Unearned compensation is amortized over the vesting period at 20% per year. Stock award shares are considered outstanding for basic earnings per share in the period that they vest. Stock award shares not vested are considered in the calculation of diluted earnings per share.

Earnings per common share

Basic earnings per share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued. Potential common shares that may be issued by the Company related to outstanding stock awards and stock options, and are determined using the treasury stock method. Earnings per share data is not presented in these financial statements for the years ended December 31, 2000 and 1999 since shares of the Company common stock were not issued until June 27, 2000.

Earnings per common share for the year ended December 31, 2001 have been computed based upon the following:

Net income applicable to common stock	$8,911
Average number of common shares outstanding	6,264
Effect of dilutive options	340
Average number of common shares outstanding used to calculate diluted earnings per common share	6,604

Advertising costs

Advertising costs are charged to earnings when incurred.

Trust assets

Trust assets held in a fiduciary or agent capacity are not included in the accompanying consolidated balance sheets because they are not assets of the Company.

Comprehensive income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the consolidated balance sheet, such items, along with net income, are components of comprehensive income.

The components of other comprehensive income, relative to securities available for sale, and related tax effects are as follows for the years ended December 31, 2001, 2000 and 1999:

	2001	2000	1999
		(In thousands)	
Change in net unrealized holding gains on available for sale securities	$ (1,237)	$3,768	$(1,841)
Reclassification adjustment for gains realized in income	(268)	(423)	(491)
Net change in unrealized gains	(1,505)	3,345	(2,332)
Tax effects	517	(1,194)	860
Net-of-tax change	$ (988)	$2,151	$(1,472)

Subsequent accounting changes

On June 30, 2001, the FASB issued SFAS No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. With the adoption of SFAS No. 142, effective January 1, 2002, goodwill is no longer subject to amortization over its estimated useful life, but will be subject to at least an annual assessment for impairment by applying a fair value based test. Additionally, under SFAS No. 142, acquired intangible assets (such as core deposit intangibles) should be separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented, or exchanged, regardless of intent to do so. Unidentified intangible assets pertaining to branch acquisitions will continue to be amortized as such transactions are outside the scope of SFAS No. 142. Management does not anticipate that the adoption of this Statement will have a material impact on the consolidated financial statements.

2. SHORT-TERM INVESTMENTS

Short-term investments consist of the following at December 31, 2001 and 2000:

	2001	2000
	(In thousands)	
Federal funds sold	$12,000	$ 5,000
FHLB Overnight deposits	7,471	7,721
BIF Liquidity Fund	—	4,000
	$19,471	$16,721

3. SECURITIES

The amortized cost and estimated fair value of securities, with gross unrealized gains and losses, follows:

	December 31, 2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)			
Securities Available for Sale				
Debt securities:				
U.S. Treasury and U.S. Government agencies	$13,876	$ 156	$ (15)	$ 14,017
Other bonds and obligations	31,017	361	(127)	31,251
Mortgage-backed securities:				
FHLMC/ FNMA/GNMA	396	22	—	418
REMIC's and CMO's	17,303	185	(27)	17,461
Asset-backed securities	1,484	12	—	1,496
Total debt securities	64,076	736	(169)	64,643
Mutual funds	907	—	(188)	719
Marketable equity securities	10,540	28,890	(346)	39,084
Total securities available for sale	$75,523	$29,626	$(703)	$104,446
Securities Held to Maturity				
Debt securities:				
Municipal bonds and obligations	$11,241	$ —	$ —	$11,241
Mortgage-backed securities:				
FHLMC/FNMA	3,358	62	(7)	3,413
REMIC's and CMO's	18,664	137	(46)	18,755
Total securities held to maturity	$33,263	$ 199	$ (53)	$ 33,409

	December 31, 2000			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)			
Securities Available for Sale				
Debt securities:				
U.S. Treasury and U.S. Government agencies	$10,146	$ 22	$ (62)	$10,106
Other bonds and obligations	31,750	76	(792)	31,034
Mortgage-backed securities:				
FHLMC/ FNMA/GNMA	641	6	(6)	641
REMIC's and CMO's	12,336	160	(26)	12,470
Asset-backed securities	1,986	14	(2)	1,998
Total debt securities	56,859	278	(888)	56,249
Mutual funds	907	-	(188)	719
Marketable equity securities	11,115	31,641	(415)	42,341
Total securities available for sale	$68,881	$31,919	$(1,491)	$99,309
Securities Held to Maturity				
Debt securities:				
Municipal bonds and obligations	$10,825	$ —	$ —	$10,825
Mortgage-backed securities:				
FHLMC/FNMA	3,625	23	(4)	3,644
REMIC's and CMO's	17,788	118	(33)	17,873
Total securities held to maturity	$32,238	$ 141	$ (37)	$32,342

The amortized cost and estimated fair value of debt securities by contractual maturity at December 31, 2001 is as follows. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Available for Sale		Held to Maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)			
Within 1 year	$17,928	$18,082	$ 6,612	$ 6,612
Over 1 year to 5 years	24,622	24,891	60	60
Over 5 years to 10 years	1,268	1,188	1,191	1,191
Over 10 years	1,075	1,107	3,378	3,378
Total bonds and obligations	44,893	45,268	11,241	11,241
Mortgage-backed and asset-backed securities	19,183	19,375	22,022	22,168
Total debt securities	$64,076	$64,643	$33,263	$33,409

At December 31, 2001 and 2000, the Company has pledged securities with an amortized cost of $5,807,000 and $7,592,000, respectively, and a fair value of $5,882,000 and $7,584,000, respectively, as collateral for repurchase agreements, and for its treasury tax and loan account.

For the years ended December 31, 2001, 2000 and 1999, proceeds from the sales of securities available for sale amounted to $3,965,000, $32,854,000 and $1,191,000, respectively. Gross realized gains amounted to $440,000, $458,000 and $685,000, respectively. Gross realized losses amounted to $172,000, $35,000 and $194,000, respectively.

4. LOANS

A summary of the balances of loans follows at December 31, 2001 and 2000:

	2001	2000
	(In thousands)	
One- to four-family mortgage	$240,852	$249,440
Commercial mortgage	84,741	63,871
Multi-family mortgage	13,183	15,699
Construction	22,936	14,290
Home equity	34,439	34,471
Consumer	236,604	248,662
Commercial	170,230	166,956
Total loans	802,985	793,389
Allowance for loan losses	(11,034)	(10,216)
Unamortized discount on purchased loans	(203)	—
Net deferred loan costs	172	232
Loans, net	$791,920	$783,405

At December 31, 2001, one- to four-family mortgage loans include $2,540,000 of loans which were held for sale. At December 31, 2000 no loans were held for sale.

An analysis of the allowance for loan losses for the years ended December 31, 2001, 2000 and 1999 follows:

	2001	2000	1999
		(In thousands)	
Balance at beginning of year	$10,216	$8,534	$7,589
Provision for loan losses	7,175	3,170	3,030
Loans charged-off	(7,062)	(1,910)	(2,353)
Recoveries	705	422	268
Balance at end of year	$11,034	$10,216	$8,534

The following is a summary of information pertaining to impaired and nonaccrual loans at December 31, 2001 and 2000:

	2001	2000
	(In thousands)	
Impaired loans with no valuation allowance	$ 778	$ 395
Impaired loans with a valuation allowance	1,359	71
Total impaired loans	$ 2,137	$ 466
Valuation allowance allocated to impaired loans	$ 113	$ 4
Nonaccrual loans	$ 2,702	$2,869

No additional funds are committed to be advanced in connection with impaired loans.

For the years ended December 31, 2001, 2000 and 1999, the average recorded investment in impaired loans amounted to $1,344,000, $1,094,000 and $2,496,000, respectively. The Company recognized $14,000, $16,000 and $23,000, respectively, of interest income on impaired loans, during the period that they were impaired, on the cash basis.

The Bank has sold loans in the secondary market and has retained the servicing responsibility and receives fees for the services provided. Mortgage loans sold and serviced for others amounted to $4,520,000 and $19,359,000 at December 31, 2001 and 2000, respectively. Consumer loans sold and serviced for others amounted to $40,694,000 and $49,901,000 at December 31, 2001 and 2000, respectively.

Substantially all loans serviced for others were sold without recourse provisions and are not included in the accompanying consolidated balance sheets. However, one consumer loan sale during 2000 included recourse provisions amounting to $7,740,000 at December 31, 2000, and such recourse provision expired on September 30, 2001. These loans and the recourse provision are included in the accompanying consolidated balance sheet.

5. PREMISES AND EQUIPMENT

A summary of the cost and accumulated depreciation and amortization of premises and equipment and their estimated useful lives follows at December 31, 2001 and 2000:

	2001	2000	Estimated Useful Lives
	(In thousands)		
Banking premises:			
Land	$ 1,558	$ 1,558	
Buildings and improvements	17,737	16,074	5-50 years
Equipment	9,601	6,537	2-38 years
Construction in process	193	996	
	29,089	25,165	
Accumulated depreciation and amortization	(14,876)	(12,795)	
	$ 14,213	$12,370	

Construction in process in 2000 includes a renovation project at the Allendale branch. During 2001, this project was completed and costs were transferred to the applicable categories.

Construction in process in 2001 includes a computer conversion project on the consumer loan system. Estimated costs to complete are $31,000.

Depreciation and amortization expense for the years ended December 31, 2001, 2000 and 1999 amount to $2,081,000, $1,668,000 and $1,860,000, respectively.

6. OTHER ASSETS

Other assets consist of the following at December 31, 2001 and 2000:

	2001	2000
	(In thousands)	
Prepaid dealer reserves	$ 8,594	$10,019
Repossessed vehicles	2,549	3,177
Cash surrender values, life insurance	4,525	4,171
Other	3,533	2,725
Total other assets	$ 19,201	$20,092

7. DEPOSITS

A summary of deposit balances, by type, is as follows at December 31, 2001 and 2000:

	2001	2000
	(In thousands)	
Demand	$ 82,758	$ 76,750
NOW	80,970	79,978
Savings	150,836	136,430
Money market	110,199	115,800
Escrow	729	863
Total non-certificate accounts	425,492	409,821
Term certificates less than $100,000	198,668	212,360
Term certificates of $100,000 or more	118,569	107,413
Total certificate accounts	317,237	319,773
Total deposits	$742,729	$729,594

A summary of certificate accounts by maturity is as follows at December 31, 2001 and 2000:

	2001		2000	
	Amount	Weighted Average Rate	Amount	Weighted Average Rate
	(Dollars in thousands)			
Within 1 year	$238,270	4.49%	$226,596	6.03%
Over 1 year to 3 years	56,140	4.80	72,084	6.47
Over 3 years	22,827	6.08	21,093	6.38
	$317,237	4.67%	$319,773	6.15%

8. FEDERAL HOME LOAN BANK ADVANCES

A summary of outstanding advances from the Federal Home Loan Bank of Boston ("FHLB"), by maturity, is as follows at December 31, 2001 and 2000:

	2001		2000	
	Amount	Weighted Average Rate	Amount	Weighted Average Rate
	(Dollars in thousands)			
Fixed rate advances maturing:				
2001	$ —	—%	$ 49,000	6.59%
2002	60,000	2.84	—	—
2002	1,484 *	6.13	3,166 *	6.13
2003	5,000	5.32	3,000	6.61
2003	5,886 *	4.81	2,847 *	6.65
2004	10,000	5.10	—	—
2004	1,917 *	6.45	2,476 *	6.45
2006	5,627	4.58	627	5.67
2006	629 *	6.50	698 *	6.50
2007	4,000	5.95	4,000	5.95
2007	1,727 *	6.71	1,962 *	6.71
2009	7,000	5.40	7,000	5.40
2010	16,000	5.74	20,000	5.84
2010	3,084 *	6.21	—	—
2011	5,610	4.95	610	5.70
2013	6,000	5.19	6,000	5.19
Total FHLB advances	$133,964	4.26%	$101,386	6.18%

* Amortizing advances requiring monthly principal and interest payments.

At December 31, 2001, certain FHLB advances are callable in the amounts of $33,000,000, $9,000,000 and $5,000,000 during 2002, 2003 and 2004, respectively.

The Bank maintains a line of credit with the Federal Home Loan Bank of Boston which carries interest at a rate that adjusts daily. Borrowings under the line are limited to 2% of the Bank's total assets. All borrowings from the Federal Home Loan Bank of Boston are secured by a blanket lien on certain qualified collateral, defined principally as 75% of the carrying value of certain first mortgage loans on owner-occupied residential property. No amounts were outstanding under this line during 2001 and 2000.

9. SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Securities sold under agreements to repurchase ("repurchase agreements") are funds borrowed from customers on an overnight basis that are secured by investment securities.

A summary of repurchase agreements is as follows for the years ended December 31, 2001 and 2000:

	2001	2000
	(Dollars in thousands)	
Balance at year end	$1,890	$2,030
Fair value of securities underlying the agreements at year end	$2,312	$4,177
Interest rate on year end balance	1.74%	6.00%
Average amount outstanding during year	$1,584	$1,683
Maximum amount outstanding at any month end	$2,340	$2,980
Weighted average interest rate during the year	3.78%	5.88%

The Bank also has a repurchase agreement line of credit with the Depositors Insurance Fund of up to $2,000,000 to be secured by securities or other assets of the Bank. As of December 31, 2001 and 2000, there were no outstanding borrowings against this agreement.

10. INCOME TAXES

Allocation of federal and state income taxes between current and deferred portions is as follows for the years ended December 31, 2001, 2000 and 1999:

	2001	2000	1999
		(In thousands)	
Current tax provision:			
Federal	$3,496	$4,024	$1,743
State	245	1,121	571
	3,741	5,145	2,314
Deferred tax provision (benefit):			
Federal	531	(1,822)	(75)
State	77	(561)	104
	608	(2,383)	29
Change in valuation reserve	—	(402)	(348)
	$4,349	$2,360	$1,995

The reasons for the differences between the statutory federal income tax rate and the effective tax rates is summarized as follows for the years ended December 31, 2001, 2000 and 1999:

	2001	2000	1999
Statutory tax rate	34.0%	34.0%	34.0%
Increase (decrease) resulting from:			
State taxes, net of federal tax benefit	1.6	5.3	5.9
Dividends received deduction	(1.9)	(3.3)	(2.9)
Non-taxable appreciation of securities donated	—	—	(3.6)
Change in valuation reserve	—	(5.8)	(4.6)
Other, net	(0.9)	3.8	(2.6)
Effective tax rates	32.8%	34.0%	26.2%

The components of the net deferred tax liability are as follows at December 31, 2001 and 2000

	2001	2000
	(In thousands)	
Deferred tax liability:		
Federal	$10,352	$10,898
State	623	635
	10,975	11,533
Deferred tax asset:		
Federal	(5,090)	(5,652)
State	(1,312)	(1,399)
	(6,402)	(7,051)
Net deferred tax liability	$ 4,573	$ 4,482

The tax effects of each type of income and expense item that give rise to deferred taxes are as follows at December 31, 2001 and 2000:

	2001	2000
	(In thousands)	
Investments:		
Net unrealized gain on securities available for sale	$10,087	$10,604
Other	653	649
Depreciation	16	53
Allowance for loan losses	(4,295)	(4,126)
Employee benefit plans	(736)	(1,192)
Charitable contribution carryover	(1,288)	(1,598)
Other	136	92
Net deferred tax liability	$ 4,573	$ 4,482

A summary of the change in the net deferred tax liability is as follows for the years ended December 31, 2001, 2000 and 1999:

	2001	2000	1999
		(In thousands)	
Balance at beginning of year	$ 4,482	$ 6,073	$ 7,252
Deferred tax (benefit) provision	608	(2,383)	29
Deferred tax effects of net unrealized (losses) gains on securities available for sale	(517)	1,194	(860)
Utilization of valuation reserve	—	(402)	(348)
Balance at end of year	$ 4,573	$ 4,482	$ 6,073

A summary of the change in the valuation reserve applicable to the deferred tax assets is as follows for the years ended December 31, 2000 and 1999:

	2001	2000
	(In thousands)	
Balance at beginning of year	$ 402	$ 750
Benefits utilized by current year operations	(402)	(348)
Change in future income assumptions	—	—
Balance at end of year	$ —	$ 402

The valuation reserve at December 31, 1999 related primarily to a charitable contribution carryover, which was used in full by December 31, 2000. There is a new contribution carryover at December 31, 2000, which expires in 2005. Management believes that the deferred tax assets related to this contribution carryover and other deductible temporary differences will be realized. As a result, no valuation reserve has been established at December 31, 2001 or December 31, 2000.

The federal income tax reserve for loan losses at the Bank's base year is $844,000. If any portion of the reserve is used for purposes other than to absorb the losses for which established, approximately 150% of the amount actually used (limited to the amount of the reserve) would be subject to taxation in the fiscal year in which used. As the Bank intends to use the reserve only to absorb loan losses, a deferred income tax liability of $346,000 has not been provided.

11. COMMITMENTS AND CONTINGENCIES

In the normal course of business, there are outstanding commitments and contingencies which are not reflected in the accompanying consolidated financial statements.

Loan commitments

The Company is a party to financial instruments with off balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the accompanying consolidated balance sheets.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument is represented by the contractual amount of these commitments. The Company uses the same credit policies in making commitments as it does for on balance sheet instruments. A summary of financial instruments outstanding whose contract amounts represent credit risk is as follows at December 31, 2001 and 2000:

	2001	2000
	(In thousands)	
Commitments to grant loans	$23,031	$37,882
Unused funds on commercial lines of credit	46,059	48,485
Unadvanced funds on home equity and reddi-cash lines of credit	38,909	36,672
Unadvanced funds on construction loans	8,659	12,350
Standby letters of credit	1,817	2,004

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for lines of credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's credit worthiness on a case-by-case basis. Funds to be disbursed for loans and home equity lines of credit are collateralized by real estate. Commercial lines of credit are generally secured by business assets and securities. Reddi-cash lines of credit are unsecured.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. These letters of credit are primarily issued to support borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

Operating lease commitments

Pursuant to the terms of noncancelable lease agreements in effect at December 31, 2001, pertaining to banking premises and equipment, future minimum rent commitments are as follows:

Years Ending December 31,	(In thousands)
2002	$ 417
2003	432
2004	432
2005	398
2006	351
Thereafter	2,139
	$4,169

The leases contain options to extend for periods up to twenty years. The cost of such rentals is not included above. Total rent expense for the years ended December 31, 2001, 2000 and 1999 amounted to $375,000, $593,000 and $448,000, respectively.

Employment and change in control agreements

The Company and the Bank have entered into employment agreements with certain senior executives that generally provide for a specified minimum annual compensation, participation in stock benefit plans and the continuation of benefits currently received. The original terms of the agreements are for three years and automatically extend unless either party gives notice to the contrary. However, such agreements may be terminated for cause, as defined, without incurring any continuing obligations.

The Bank has also entered into change in control agreements with certain officers, all of whom are not covered by an employment agreement. The change in control agreements generally provide a severance payment if the officer is terminated following a "change in control," as defined in the agreements.

Legal claims

Various legal claims also arise from time to time in the normal course of business which, in the opinion of management, will have no material effect on the Company's consolidated financial statements.

12. STOCKHOLDERS' EQUITY

Minimum regulatory capital requirements

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's and the Bank's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to savings and loan holding companies. Quantitative measures established by regulation to ensure capital adequacy require the the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2001 and 2000, that the Bank met the capital adequacy requirements.

As of December 31, 2001, Berkshire Bank met the conditions to be classified as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the following tables. As part of management's revised strategy to address the level of automobile loans and the overall credit risk to Berkshire Bank, management has determined to maintain capital levels in an amount in excess of the regulatory requirements and in amounts which management will determine in consideration of the amount of lower quality of sub-prime automobile loans in the loan portfolio.

The Company's and Bank's actual capital amounts and ratios as of December 31, 2001 and 2000 are also presented in the table.

	At December 31, 2001					
	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
Total capital to risk weighted assets:						
Berkshire Hills Bancorp, Inc.	$133,240	15.73%	N/A	N/A	N/A	N/A
Berkshire Bank	111,640	13.38	$66,749	8.0%	$83,437	10.0%
Tier 1 capital to risk weighted assets:						
Berkshire Hills Bancorp, Inc.	109,895	12.98	N/A	N/A	N/A	N/A
Berkshire Bank	88,450	10.60	33,375	4.0	50,062	6.0
Tier 1 capital to average assets:						
Berkshire Hills Bancorp, Inc.	109,895	11.02	N/A	N/A	N/A	N/A
Berkshire Bank	88,450	9.05	39,108	4.0	48,885	5.0

	At December 31, 2000					
	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)					
Total capital to risk weighted assets:						
Berkshire Hills Bancorp, Inc.	$159,164	20.15%	N/A	N/A	N/A	N/A
Berkshire Bank...........................	122,270	15.61	$62,649	8.0%	$78,311	10.0%
Tier 1 capital to risk weighted assets:						
Berkshire Hills Bancorp, Inc.	135,238	17.12	N/A	N/A	N/A	N/A
Berkshire Bank...........................	98,429	12.57	31,325	4.0	46,987	6.0
Tier 1 capital to average assets:						
Berkshire Hills Bancorp, Inc.	135,238	14.54	N/A	N/A	N/A	N/A
Berkshire Bank...........................	98,429	10.64	37,003	4.0	46,253	5.0

Common stock

On March 28, 2001, the Board of Directors approved a dividend reinvestment plan and authorized its implementation. The plan, which is available to all shareholders of record of the Company's common stock, permits the reinvestment of all cash dividends, the deposit of shares for safekeeping and the sale and gifting of shares held under the plan. Common shares purchased pursuant to this plan were 3,094 shares. All shares are purchased in open market transactions.

During 2001, the Company repurchased approximately 1,249,000 shares of outstanding common stock under a stock repurchase plan which began in January of this year. The Company also announced on November 15, 2001 that its Board of Directors approved an additional repurchase program for 328,965 shares or 5%, of its outstanding common stock and at December 31, 2001, had 174,812 shares remaining to be purchased in the latest 5% repurchase.

13. EMPLOYEE BENEFIT PLANS

Defined benefit pension plan

The Company terminated its defined benefit pension plan effective February 24, 2001. During the second quarter of 2001, the Company recorded a loss of $167,000 from the curtailment of its defined benefit pension plan. The final plan settlement was approved by the IRS in the fourth quarter. The settlement gain was $2,341,000.

The Company had provided pension benefits for eligible employees through a defined benefit pension plan. Each employee reaching the age of 21 and having completed at least 1,000 hours of service in a twelve-month period, beginning with such employee's date of employment, automatically became a participant in the pension plan. Participants became fully vested when credited with three years of service.

Information pertaining to the activity in the plan is as follows:

	Plan Years Ended October 31,	
	2000	1999
	(In thousands)	
Change in plan assets:		
Fair value of plan assets at beginning of year	$11,047	$9,151
Actual return on plan assets	1,639	1,753
Employer contribution	676	348
Benefits paid	(405)	(205)
Fair value of plan assets at end of year	12,957	11,047
Change in benefit obligation:		
Benefit obligation at beginning of year	9,492	9,518
Service cost	564	519
Interest cost	736	642
Actuarial gain	(18)	(982)
Benefits paid	(405)	(205)
Benefit obligation at end of year	10,369	9,492
Funded status	2,588	1,555
Unrecognized net actuarial gain	(4,872)	(4,286)
Unrecognized prior service cost	171	183
Accrued pension cost	$(2,113)	$(2,548)

The components of net periodic pension cost are as follows for the plan year ended October 31, 2000 and 1999:

	2000	1999
	(In thousands)	
Service cost	$ 564	$ 519
Interest cost	736	642
Expected return on plan assets	(885)	(732)
Amortization of prior service cost	12	11
Recognized net actuarial gain	(186)	(104)
	$ 241	$ 336

Actuarial assumptions used in accounting were:

	2000	1999
Discount rate on benefit obligations	7.75%	6.75%
Rates of increase in compensation levels	4.50	4.50
Expected long-term rates of return on plan assets	8.00	8.00

Defined contribution pension plan

The Company has a qualified savings plan under Section 401(k) of the Internal Revenue Code. Each employee reaching the age of 21 and having completed at least 1,000 hours of service in a twelve-month period, beginning with such employee's date of employment, automatically becomes a participant in the 401(k) Plan. Employees may contribute up to 15% of their compensation subject to certain limits based on federal tax laws. During 2001, the Company has chosen to make matching contributions equal to 100% of the first 4% of an employee's compensation contributed to the 401(k) Plan. The Company made matching contributions which amounted to $528,000, $237,000 and $209,000, respectively, for the years ended December 31, 2001, 2000 and 1999.

Supplemental executive retirement plan

The Company has nonqualified supplemental executive retirement plans for the benefit of certain senior executives. Benefits generally commence no earlier than age sixty and continue for the life of the senior executive. As of December 31, 2001 and 2000, the Company has an accrued expense payable in the amount of $799,000 and $808,000, respectively, representing the present value of future payments under the supplemental retirement plans. In some instances, the Company has also entered into split-dollar life insurance agreements with senior executives to provide supplemental retirement benefits.

Incentive plan

The Company has an incentive plan ("the Plan") whereby all management and staff members are eligible to receive a bonus, tied to performance. The structure of the Plan is to be reviewed on an annual basis by the Executive Committee. The Plan year end is December 31. Incentive compensation expense for the years ended December 31, 2001, 2000 and 1999 amounted to $600,000, $874,000 and $1,132,000, respectively.

Other benefits

The Company has in the past offered its retirees optional medical insurance coverage. All participating retirees are required to contribute in part to the cost of this coverage. The retiree medical plan was terminated on December 31, 1996. Any retiree participating in the plan at that time will continue to be covered for life, however, no new retirees can participate in this plan. At December 31, 2001 and 2000, the Company had an accrued liability in the amount of $535,000 and $584,000, respectively, for payment of future premiums under this plan.

14. STOCK-BASED INCENTIVE PLAN AND EMPLOYEE STOCK OWNERSHIP PLAN

Stock options

Under the Company's Stock-Based Incentive Plan, the Company may grant options to its directors, officers and employees for up to 767,376 shares of common stock. Both incentive stock options and non-statutory stock options may be granted under the plan. The exercise price of each option equals the market price of the Company's stock on the date of grant and an option's maximum term is ten years. Options vest at 20% per year.

The Company applies APB Opinion No. 25 and related Interpretations in accounting for the stock options. Accordingly, no compensation cost has been recognized. Had compensation cost for the Company's stock options been determined based on the fair value at the grant dates for awards under the plan consistent with the method prescribed by SFAS No. 123, the Company's net income (in thousands) and earnings per share would have been adjusted to the pro forma amounts indicated below:

		Year Ended December 31, 2001
		(In thousands, except for per share data)
Net income	As reported	$ 8,911
	Pro forma	$ 8,556
Earnings per share	As reported	$ 1.42
	Pro forma	$ 1.37
Earnings per share –	As reported	$ 1.35
assuming dilution	Pro forma	$ 1.30

The fair value of each option grant is estimated on the date of grant using the Modified Roll Geske option pricing model with the following weighted-average assumptions:

	Year Ended December 31, 2001
Dividend yield	2.12%
Expected life in years	10 years
Expected volatility	18.01%
Risk-free interest rate	5.12%

A summary of the status of the Company's stock options for the year ended December 31, 2001 is presented below:

	2001	
	Shares	Weighted Average Exercise Price
Fixed Options:		
Outstanding at beginning of year	—	$ —
Granted	767,366	16.75
Exercised	—	—
Forfeited	—	
Outstanding at end of year	767,366	$ 16.75
Options exercisable at year-end	—	$ —
Weighted-average fair value of options granted during the year	$ 3.44	

Information pertaining to options outstanding at December 31, 2001 is as follows:

Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Number Exercisable
$16.75	767,366	9.2 years	—

Stock awards

Under the Company's Stock-Based Incentive Plan, the Company may grant stock awards to its directors, officers and employees for up to 306,950 shares of common stock. The Company applies APB Opinion No. 25 and related Interpretations in accounting for stock awards. The stock awards vest at 20% per year. The fair market value of the stock allocations, based on the market price at date of grant, is recorded as unearned compensation. Unearned compensation is amortized over the periods to be benefited. The Company recorded compensation cost related to the stock awards of approximately $1,000,000 in 2001. No compensation expense was recorded in 2000 as the plan was approved in 2001.

A summary of the status of the Company's stock awards is presented below:

	Year Ended December 31, 2001
Balance at beginning of year	—
Granted	306,945
Cancelled	—
Balance at end of year	306,945
Fair value of stock awards granted during the year	$ 17.76

Employee Stock Ownership Plan

The Company has established an Employee Stock Ownership Plan (the "ESOP") for the benefit of each employee that has reached the age of 21 and has completed at least 1,000 hours of service in the previous twelve-month period. As part of the conversion, Berkshire Hills Funding Corporation provided a loan to the Berkshire Bank Employee Stock Ownership Plan Trust which was used to purchase 8%, or 613,900 shares, of the Company's outstanding stock in the open market. The loan bears interest equal to 9.5% and provides for quarterly payments of interest and principal.

At December 31, 2001, the remaining principal balance is payable as follows:

Years Ending December 31,	(In thousands)
2002	$ 245
2003	269
2004	294
2005	325
2006	356
Thereafter	5,278
	$6,767

The Bank has committed to make contributions to the ESOP sufficient to support the debt service of the loan. The loan is secured by the shares purchased which are held in a suspense account for allocation among the participants as the loan is paid. Total compensation expense applicable to the ESOP amounted to $773,000 for the year ended December 31, 2001.

Shares held by the ESOP include the following at December 31, 2001:

Allocated	43,016
Committed to be allocated	40,938
Unallocated	529,946
	613,900

Cash dividends received on allocated shares are allocated to participants and cash dividends received on shares held in suspense are applied to repay the outstanding debt of the ESOP. The fair value of these shares was approximately $12,431,000 at December 31, 2001.

15. RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Bank has granted loans to directors and officers and their affiliates. Such loans which aggregate more than $60,000 on an individual basis, amounted to $6,089,000 and $3,967,000 at December 31, 2001 and 2000, respectively.

During the year ended December 31, 2001 total principal additions were $2,941,000 and total principal payments were $819,000.

16. RESTRICTIONS ON DIVIDENDS, LOANS AND ADVANCES

Federal and state banking regulations place certain restrictions on dividends paid and loans or advances made by the Bank to the Company. The total amount of dividends which may be paid at any date is generally limited to the retained earnings of the Bank, and loans or advances are limited to 10% of the Bank's capital stock and surplus on a secured basis.

At December 31, 2001 and 2000, the Bank's retained earnings available for the payment of dividends was $66,749,000 and $62,649,000, respectively, and funds available for loans or advances amounted to $11,164,000 and $12,227,000, respectively.

In addition, dividends paid by the Bank to the Company would be prohibited if the effect thereof would cause the Bank's capital to be reduced below applicable minimum regulatory capital requirements.

In conjunction with Massachusetts conversion regulations, the Bank established a liquidation account for eligible account holders which at the time of conversion amounted to approximately $70 million. In the event of a liquidation of the Bank, the eligible account holders will be entitled to receive their pro-rata share of the net worth of the Bank prior to conversion. However, as qualifying deposits are reduced, the liquidation account will also be reduced in an amount proportionate to the reduction in the qualifying deposit accounts.

17. FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of estimated fair values of all financial instruments where it is practicable to estimate such values. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. SFAS No. 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

Cash and cash equivalents: The carrying amounts of these instruments approximate fair values.

Securities: Fair values for securities, excluding FHLB and SBLI stock, are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. The carrying value of FHLB stock approximates fair value based on the redemption provisions of the Federal Home Loan Bank and SBLI stock was recorded at fair value at acquisition as determined by an appraisal performed by independent investment consultants retained by SBLI.

Loans: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. Fair values for all other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Deposits: The fair values for non-certificate accounts are, by definition, equal to the amount payable on demand at the reporting date which is their carrying amounts. Fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Federal Home Loan Bank advances: The fair values of Federal Home Loan Bank advances are estimated using discounted cash flow analyses based on the Bank's current incremental borrowing rates for similar types of borrowing arrangements.

Securities sold under agreements to repurchase: The carrying amount of repurchase agreements approximates fair value. Repurchase agreements generally mature or "roll over" on a daily basis.

Accrued interest: The carrying amounts of accrued interest approximate fair value.

Off balance sheet instruments: Fair values for off balance sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. The fair values of off balance sheet instruments are immaterial.

The carrying amounts and estimated fair values of the Company's financial instruments are as follows at December 31, 2001 and 2000:

	2001		2000	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In thousands)			
Financial assets:				
Cash and cash equivalents	$ 42,123	$ 42,123	$ 43,612	$ 43,612
Securities available for sale	104,446	104,446	99,309	99,309
Securities held to maturity	33,263	33,409	32,238	32,342
Federal Home Loan Bank stock	7,027	7,027	5,651	5,651
Loans, net	791,920	800,669	783,405	772,970
Accrued interest receivable	5,873	5,873	6,310	6,310
Savings Bank Life Insurance stock	2,043	2,043	2,043	2,043
Financial liabilities:				
Deposits	742,729	748,615	729,594	730,451
Federal Home Loan Bank advances	133,964	137,748	101,386	102,874
Securities sold under agreements to repurchase	1,890	1,890	2,030	2,030

18. CONDENSED FINANCIAL STATEMENTS OF PARENT COMPANY

Condensed financial information pertaining only to the parent company, Berkshire Hills Bancorp, Inc. which commenced operations on June 27, 2000 is as follows:

CONDENSED BALANCE SHEET

	At December 31, 2001	At December 31, 2000
	(In thousands)	
Assets		
Cash due from Berkshire Bank	$ 6,777	$ 12,740
Securities available for sale, at fair value	6,119	13,937
Investment in common stock of Berkshire Bank	113,050	124,590
Investment in common stock of Berkshire Hills Funding Corporation	6,949	8,020
Investment in common stock of Berkshire Hills Technology, Inc.	4,743	—
Other assets	1,712	2,050
Total assets	$139,350	$161,337
Liabilities and Stockholders' Equity		
Accounts payable	$ 27	$ 15
Stockholders' equity	139,323	161,322
Total liabilities and stockholders' equity	$139,350	$161,337

CONDENSED STATEMENT OF INCOME

	Years Ended December 31, 2001	2000
	(In thousands)	
Income:		
Dividends from Berkshire Bank	$ 14,650	$ 800
Dividends from Berkshire Hills Funding Corporation	1,700	—
Interest on securities	779	205
Other	206	—
Total income	17,335	1,005
Operating expenses:		
Charitable contribution	—	5,684
Other	459	72
Total operating expenses	459	5,756
Income (loss) before income taxes and equity in undistributed income (loss) of subsidiaries	16,876	(4,751)
Applicable income tax provision (benefit)	138	(1,932)
Income (loss) before equity in undistributed income (loss) of subsidiaries	16,738	(2,819)
Equity in undistributed income (loss) of Berkshire Bank	(6,799)	7,082
Equity in undistributed income (loss) of Berkshire Hills Funding Corporation	(1,071)	319
Equity in undistributed income of Berkshire Hills Technology, Inc.	43	—
Net income	$ 8,911	$ 4,582

CONDENSED STATEMENT OF CASH FLOWS

	Years Ended December 31, 2001	2000
	(In thousands)	
Cash flows from operating activities:		
Net income	$ 8,911	$ 4,582
Adjustments to reconcile net income to net cash provided by operating activities:		
Equity in undistributed loss (income) of Berkshire Bank	6,799	(7,082)
Equity in undistributed loss (income) of Berkshire Hills Funding Corporation	1,071	(319)
Equity in undistributed income of Berkshire Hills Technology, Inc	(43)	—
Charitable contribution in the form of Berkshire Hills Bancorp, Inc. common stock	—	5,684
Deferred tax benefit	(310)	(1,598)
Net accretion (amortization) of securities	5	(10)
Other, net	591	(320)
Net cash provided by operating activities	17,024	937
Cash flows from investing activities:		
Activity in available for sale securities:		
Sales	4,666	1,000
Maturities	15,460	1,950
Principal payments	147	25
Purchases	(12,460)	(16,958)
Investment in Berkshire Bank	—	(34,192)
Investment in Berkshire Hills Funding Corporation	—	(7,701)
Investment in Berkshire Hills Technology, Inc.	(4,700)	—
Net cash provided by (used in) investing activities	3,113	(55,876)
Cash flows from financing activities:		
Proceeds from issuance of common stock	—	68,386
Payments to acquire treasury stock	(23,292)	—
Dividends paid	(2,808)	(707)
Net cash provided by investing activities	(26,100)	67,679
Net change in cash and cash equivalents	(5,963)	12,740
Cash and cash equivalents at beginning of period	12,740	—
Cash and cash equivalents at end of period	$ 6,777	$ 12,740

19. QUARTERLY DATA (UNAUDITED)

Quarterly results of operations for the years ended December 31, 2001 and 2000 are as follows:

	2001				2000			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	(In thousands, except per share data)							
Interest and dividend income	$18,300	$19,096	$19,264	$19,136	$19,503	$18,826	$17,143	$15,546
Interest expense	7,233	8,463	8,751	9,113	9,235	8,639	8,250	7,343
Net interest income	11,067	10,633	10,513	10,023	10,268	10,187	8,893	8,203
Provision for loan losses [1]	4,550	945	840	840	740	810	810	810
Other income	4,420	3,606	1,447	1,110	1,242	1,161	965	1,378
Operating expenses [2]	8,380	9,429	7,374	7,201	7,057	6,742	11,954	6,432
Provision (benefit) for income taxes	838	1,258	1,239	1,014	1,256	1,297	(975)	782
Net income (loss)	$ 1,719	$ 2,607	$ 2,507	$ 2,078	$ 2,457	$ 2,499	$(1,931)	$1,557
Earnings per share: [3]								
Basic	$0.30	$0.42	$0.39	$0.31	$0.35	$0.35	N/A	N/A
Diluted	0.28	0.40	0.37	0.30	0.35	0.35	N/A	N/A

Notes: [1] The increase in the fourth quarter 2001 provision for loan losses is attributable to a more aggressive charge-off policy for automobile loans.

[2] Operating expenses in the 2000 second quarter were impacted by the $5,684,000 charitable contribution in connection with the conversion to a stock institution.

[3] Earnings per share is not applicable ("N/A") for quarters prior to the 2000 third quarter since shares of the Company's stock were not issued until June 27, 2000.

PART III

ITEM 9. CHANGE IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

For information concerning the directors of the Company, the information contained under the sections captioned "Proposal I – Election of Directors" in Berkshire Hills' Proxy Statement for the 2002 Annual Meeting of Stockholders is incorporated by reference. For information concerning officers of the Company, reference is made to Part I, Item 1 A, "Business—Executive Officers of the Registrant" in this report. Reference is made to the cover page of this report and to the section captioned "Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement for information regarding compliance with Section 16(a) of the Exchange Act.

ITEM 11. EXECUTIVE COMPENSATION

The information contained under the sections captioned "Executive Compensation" and "Directors Compensation" in the Proxy Statement is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

(a) Security Ownership of Certain Beneficial Owners

Information required by this item is incorporated herein by reference to the section captioned "Stock Ownership" in the Proxy Statement.

(b) Security Ownership of Management

Information required by this item is incorporated herein by reference to the section captioned "Stock Ownership" in the Proxy Statement.

(c) Management of Berkshire Hills knows of no arrangements, including any pledge by any person of securities of Berkshire Hills, the operation of which may at a subsequent date result in a change in control of the registrant.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by this item is incorporated herein by reference to the section captioned "Transactions with Management" in the Proxy Statement.

PART IV

ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(a) (1) Financial Statement

- Independent Auditors' Report
- Consolidated Balance Sheets as of December 31, 2001 and 2000
- Consolidated Statements of Income for the Years Ended December 31, 2001, 2000 and 1999
- Consolidated Statements of Changes in Stockholders' Equity for the Years Ended December 31, 2001, 2000, and 1999
- Consolidated Statements of Cash Flows for the Years Ended December 31, 2001, 2000, and 1999
- Notes to Consolidated Financial Statements

(2) Financial Statement Schedules

All financial statement schedules are omitted because they are not required or applicable, of the required information is shown in the consolidated financial statements or the notes thereto.

(3) Exhibits

3.1 Certificate of Incorporation of Berkshire Hills Bancorp, Inc. [1]

3.2 Bylaws of Berkshire Hills Bancorp, Inc. [1]

4.0 Draft Stock Certificate of Berkshire Hills Bancorp, Inc. [1]

10.1 Employment Agreement between Berkshire Bank and James A. Cunningham, Jr. [2]

10.2 Employment Agreement between Berkshire Bank and Robert A. Wells [2]

10.3 Employment Agreement between Berkshire Bank and Susan M. Santora [2]

10.4 Employment Agreement between Berkshire Bank and Michael P. Daly [2]

10.5 Employment Agreement between Berkshire Bank and Charles F. Plungis, Jr. [2]

10.6 Employment Agreement between Berkshire Hills Bancorp, Inc. and James A. Cunningham, Jr. [2]

10.7 Employment Agreement between Berkshire Hills Bancorp, Inc. and Robert A. Wells [2]

10.8 Employment Agreement between Berkshire Hills Bancorp, Inc. and Susan M. Santora [2]

10.9 Employment Agreement between Berkshire Hills Bancorp, Inc. and Michael P. Daly [2]

10.10 Employment Agreement between Berkshire Hills Bancorp, Inc. and Charles F. Plungis, Jr. [2]

10.11 Form of Berkshire Bank Employee Severance Compensation Plan [1]

10.12 Form of Berkshire Bank Supplemental Executive Retirement Plan [1]

10.13 Berkshire Hills Bancorp, Inc. 2001 Stock-Based Incentive Plan [3]

11.0 Statement re: Computation of Per Share Earnings

21.0 Subsidiary Information is incorporated herein by reference to Part I, Item 1, "Business – Subsidiary Activities"

23.0 Consent of Wolf & Company, P.C.

---

[1] Incorporated herein by reference into this document from the Exhibits to Form S-1, Registration Statement and amendments thereto, initially filed on March 10, 2000, Registration No. 333-32146.

[2] Incorporated herein by reference into this document from the Exhibits to the Form 10-K as filed in March 29, 2001 (File No. 001-15781)

[3] Incorporated herein by reference into this document from the appendix to the proxy statement as filed on December 7, 2000 (File No. 001-15781)

(b) Reports on Form 8-K

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Berkshire Hills Bancorp, Inc.

Date: March 27, 2002

By: /s/ James A. Cunningham, Jr.
James A. Cunningham, Jr.
President, Chief Executive Officer
and Director

/s/ James A. Cunningham, Jr. James A. Cunningham, Jr.	President, Chief Executive Officer and Director (principal executive officer)	March 27, 2002
/s/ Charles F. Plungis, Jr. Charles F. Plungis, Jr.	Senior Vice President, Treasurer and Chief Financial Officer (principal accounting and financial officer)	March 27, 2002
/s/ Robert A. Wells Robert A. Wells	Chairman of the Board	March 27, 2002
/s/ Thomas O. Andrews Thomas O. Andrews	Director	March 27, 2002
/s/ Thomas R. Dawson, CPA Thomas R. Dawson, CPA	Director	March 27, 2002
/s/ Henry D. Granger Henry D. Granger	Director	March 27, 2002
/s/ A. Allen Gray, Esq. A. Allen Gray, Esq.	Director	March 27, 2002
/s/ John Kittredge John Kittredge	Director	March 27, 2002
/s/ Peter J. Lafayette Peter J. Lafayette	Director	March 27, 2002
/s/ Edward G. McCormick, Esq. Edward G. McCormick, Esq.	Director	March 27, 2002

/s/ Catherine B. Miller Catherine B. Miller	Director	March 27, 2002
/s/ Michael G. Miller Michael G. Miller	Director	March 27, 2002
/s/ Raymond B. Murray, III Raymond B. Murray, III	Director	March 27, 2002
/s/ Louis J. Oggiani, Esq. Louis J. Oggiani, Esq.	Director	March 27, 2002
/s/ Robert S. Raser Robert S. Raser	Director	March 27, 2002
/s/ Corydon L. Thurston Corydon L. Thurston	Director	March 21, 2001
/s/ Ann H. Trabulsi Ann H. Trabulsi	Director	March 27, 2002
/s/ William E. Williams William E. Williams	Director	March 27, 2002
/s/ Anne Everest Wojtkowski Anne Everest Wojtkowski	Director	March 27, 2002

Corporate Offices
Berkshire Hills Bancorp, Inc.
24 North Street
Pittsfield, MA 01201

Stock Listing
Berkshire Hills Bancorp, Inc. is traded on the American Stock Exchange ("AMEX") under the symbol "BHL".

Annual Meeting
The annual meeting of shareholders will be held on May 2, 2002 at 10:00 a.m. Eastern Time, at the Crowne Plaza, One West Street, Pittsfield, Massachusetts.

Auditors
Wolf & Company, P.C.
1441 Main Street
Springfield, MA 01103

Counsel
Muldoon Murphy & Faucette LLP
5101 Wisconsin Avenue, NW
Washington, D.C. 20016

Transfer Agent and Registrar
Shareholders who wish to change the name, address, or ownership of stock, report lost stock certificates, inquire about the Dividend Reinvestment Plan, or consolidate stock accounts should contact:
Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
800-866-1340

Investor Information
Copies of the annual report, SEC filings, press releases, and other investor information is available on our web site at www.berkshirebank.com or by contacting:
Investor Relations
Berkshire Hills Bancorp, Inc.
24 North Street
Pittsfield, MA 01201
Email: rborotto@berkshirebank.com

Forward-Looking Statements

This report contains forward-looking statements, which may describe future plans and strategies, including our expectations of future financial results. Management's ability to predict results or the effect of future plans or strategies is inherently uncertain. Factors that could affect our actual results include market interest rate trends, the general regional and national economic climate, our ability to control costs and expenses, actions by our competitors and their pricing, loan delinquency rates, and changes in federal and state regulations. As we have no control over these factors, they should be considered in evaluating any forward-looking statements, and undue reliance should not be placed on such statements.

BERKSHIRE HILLS
BANCORP

24 North Street, Pittsfield, MA 01201

www.berkshirebank.com